Exhibit 99.1

NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine, Guanajuato STATE, Mexico

-Prepared for-
Great Panther Mining Limited

1330 – 200 Granville Street

Vancouver, B.C., Canada, V6C 1S4

Prepared by:
Robert F. Brown, P. Eng., Qualified Person & Acting V.P. Exploration

Mohammad Nourpour, P. Geo., Qualified Person & Resource Geologist

Effective Date:
October 31, 2019

Report Date:

March 27, 2020

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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine

Title Page

NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine, Guanajuato State, Mexico.

Authors:

■	Robert F. Brown, P. Eng., Qualified Person & Acting V.P. Exploration
■	Mohammad Nourpour, P. Geo., Qualified Person & Resource Geologist

Effective Date of the Report:

October 31, 2019

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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine

Date & Signature Page

This NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine, Guanajuato State, Mexico is submitted to Great Panther Mining Limited and is effective as of October 31, 2019.

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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine

Certificates of Qualified Persons

I, Robert F. Brown, 3977 Westridge Ave., West Vancouver, B.C., Canada, am the author of this report “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine, Guanajuato State, Mexico” prepared for Great Panther Mining Limited, dated March 27, 2020, do hereby certify that;

1.	I am a graduate of the Queen’s University at Kingston, Ontario (1975) and hold a B. Sc. degree in Geology.
2.	I am presently contracted by Great Panther Mining Limited as Acting VP Exploration.
3.	I have been employed in my profession by various companies since graduation in 1975.
4.	I am a registered Professional Engineer with Association of Professional Engineers and Geoscientists of B.C. since 1982.
5.	I have read the definitions of “Qualified Person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. My relevant experience includes practice as a geologist in the fields of exploration, resource definition and estimation, and mining on projects at various stages of development (green fields through to established operation) within Mexico, Canada, and USA. I have worked primarily with gold and silver deposits hosted within various geological environments in both open pit and underground operating environments.
6.	I have visited the Guanajuato Mine on numerous occasions since 2005, most recently from August 20th to 24th and December 6th to 12th, 2019.
7.	I am the author responsible for sections 1-10, 13, and 15-27 of this report.
8.	To the best of my knowledge, information and belief, this technical report contains all the scientific and technical information that is required to be disclosed to make this technical report not misleading.
9.	I am not independent of Great Panther Mining Limited as defined in Section 1.5 of NI 43-101 as I was appointed VP Exploration in April of 2004, retired at year end 2016, and presently am a Qualified Person and consultant for Great Panther Mining Limited.
10.	I have read NI 43-101 and NI 43-101F1 and have prepared the technical report in compliance with that instrument and form.
11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.

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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine

Certificate of Qualified Person

I, Mohammad Nourpour, 972 Berkley Rd. , North Vancouver, B.C., Canada, am the author of this report “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine, Guanajuato State, Mexico” prepared for Great Panther Mining Limited, dated March 27, 2020, do hereby certify that;

1.	I am a graduate of the North Tehran University, Iran (1996) and hold a B. Sc. degree in Geology.
2.	I am presently employed by Great Panther Mining Limited.
3.	I have been employed in my profession by various companies since graduation in 1996.
4.	I am a registered Professional Engineer with Association of Professional Engineers and Geoscientists of B.C. since 2019.
5.	I have read the definitions of “Qualified Person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101.
6.	I have visited the Guanajuato and San Ignacio Mines on numerous occasions since 2012, most recently from August 20th to 24th, 2019.
7.	I am the author responsible for sections 11, 12, and 14 of this report.
8.	To the best of my knowledge, information and belief, this technical report contains all the scientific and technical information that is required to be disclosed to make this technical report not misleading.
9.	I am not independent of Great Panther Mining Limited as defined in Section 1.5 of NI 43-101.
10.	I have read NI 43-101 and NI 43-101F1 and have prepared the sections of the technical report for which I am responsible in compliance with both that instrument and form.
11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.

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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine

Consent of Qualified Persons

Pursuant to Section 8.3 of National Instrument 43-101

Standards of Disclosure for Mineral Projects - (“NI 43-101”)

To:

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission (Securities Division)

Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Newfoundland and Labrador, Securities Division, Department of Government Services and Lands

Registrar of Securities, Prince Edward Island

I, Robert F. Brown, P. Eng., consent to the public filing of the Technical Report, titled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine, Guanajuato State, Mexico, and dated effective October 31, 2019 (the “Technical Report”)" by Great Panther Mining Limited (the “Issuer”). I certify that I have read the written disclosure being filed and that it accurately represents the information in the Technical Report.

I also consent to the public filing by the Issuer of extracts from, or a summary of the Technical Report, in the news release issued by the Issuer on March 9, 2020. I certify that I have read said news release filed by the Issuer and that it fairly and accurately represents the information in the Technical Report.

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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine

Consent of Qualified Person

Pursuant to Section 8.3 of National Instrument 43-101

Standards of Disclosure for Mineral Projects - (“NI 43-101”)

To:

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission (Securities Division)

Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Newfoundland and Labrador, Securities Division, Department of Government Services and Lands

Registrar of Securities, Prince Edward Island

I, Mohammad Nourpour, P. Geo., consent to the public filing of the Technical Report, titled “NI43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine, Guanajuato State, Mexico”, and dated effective October 31, 2019 (the “Technical Report”)" by Great Panther Mining Limited (the “Issuer”). I certify that I have read the written disclosure being filed and that it accurately represents the information in the Technical Report.

I also consent to the public filing by the Issuer of extracts from, or a summary of the Technical Report, in the news release issued by the Issuer on March 9, 2020. I certify that I have read said news release filed by the Issuer and that it fairly and accurately represents the information in the Technical Report.

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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine

Table of Contents

Title Page	ii
Date & Signature Page	iii
Certificates of Qualified Persons	iv
Certificate of Qualified Person	v
Consent of Qualified Persons	vi
Consent of Qualified Person	vii
Table of Contents	viii
Tables	xii
Figures	xiii
Glossary	xv
1.0 Summary	1
1.1 Project Description & Location	2
1.2 Geology & Mineralization	3
1.3 Exploration Status	4
1.4 Development & Operations Status	5
1.5 Mineral Processing & Recovery Methods	5
1.6 Mineral Resource Estimate	5
1.7 Permitting & Environmental Conditions	7
1.8 Conclusions	7
1.9 Recommendations	8
2.0 Introduction	9
2.1 Terms of Reference	9
2.2 Effective Date	9
2.3 Sources of Information	10
2.4 Qualified Persons & Current Personal Inspection	10
2.5 Language, Currency, & Measurement Standards	10
3.0 Reliance on Other Experts	11
3.1 Legal Status & Mineral Tenure	11
3.2 Environmental Matters	11
4.0 Property Description & Location	12
4.1 Description & Location	12
4.2 Mineral Tenure	12
4.3 Surface Rights	15
4.4 Agreements & Encumbrances	16
4.5 Mining Royalties & Taxes	16
4.6 Environmental Liabilities	16
4.7 Permitting	16
4.8 Other Significant Factors & Risks that May Affect Access, Title, or the Right or Ability to Perform Work on the Property	17
5.0 Accessibility, Climate, Local Resources, Infrastructure, & Physiography	18
5.1 Accessibility	18
5.2 Climate	18
5.3 Local Resources & Infrastructure	19
5.4 Physiography	19
6.0 History	20

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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine

6.1 Ownership & Development History	20
6.2 Exploration	20
6.3 Historical Mineral Resource & Reserve Statements	21
6.4 Production History	22
7.0 Geological Setting and Mineralization	23
7.1 Regional Geology	23
7.2 Local & Property Geology	24
7.3 Mineralization	26
7.3.1 Guanajuatito Veins	27
7.3.2 Valenciana Veins	27
7.3.3 Cata Veins	27
7.3.4 Los Pozos Veins	27
7.3.5 Santa Margarita Veins	27
7.3.6 San Cayetano Veins	27
7.3.7 Promontorio Veins	27
8.0 Deposit Type	35
9.0 Exploration	36
9.1 Summary of Non-Drilling Exploration Activity	36
10.0 Drilling	38
10.1 Drilling Summary	38
10.2 Drilling Procedures & Methodology	40
10.2.1 Drilling Methodology	40
10.2.2 Core Handling & Visual Logging	40
10.3 Drilling Results & Interpretation	40
10.4 Drilling Factors Impacting Accuracy & Reliability of Results	40
11.0 Sampling Methodology & Procedures	44
11.1 Drill Core Sampling	44
11.2 Channel Sampling Procedures	44
11.3 Sample Preparation, Analytical Methodology, & Procedures	44
11.3.1 Analytical Laboratory	44
11.3.2 Density Determination	45
11.4 Sample Security	45
11.5 Quality Assurance & Quality Control Methodology & Procedures	45
11.5.1 Blanks	46
11.5.2 Standards	47
11.5.3 Duplicates	52
11.5.4 Umpire Checks	52
11.6 Qualified Person Statement on Sampling, Analysis, & Quality Control	53
12.0 Data Verification	54
12.1 Data Verification Procedures	54
12.2 Limitations of Data Verification	54
12.3 Qualified Person Statement on Data Verification	54
13.0 Mineral Processing and Metallurgical Testing	55
14.0 Mineral Resource Estimates	56
14.1 Introduction	56
14.1.1 Definition of Mineral Resource Estimates	56
14.2 Geological Database	57
14.3 Geological Interpretation	57
14.3.1 Topography & Underground Workings	57
14.3.2 Geological Modelling Domains	57

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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine

14.3.3 Assay Composites & Descriptive Statistics	58
14.3.4 Outliers (High Grade Capping of Assay Composite)	63
14.4 Mineral Resource Estimation	64
14.4.1 Block Model Parameters	64
14.4.2 Grade Variography	65
14.4.3 Estimation Methodology (Grade Interpolation)	65
14.4.4 Core Recovery and RQD	65
14.4.5 Density	66
14.5 Mineral Resource Classification	66
14.5.1 Resource Categories	66
14.6 Block Model Validation	67
14.6.1 Visual Inspection	67
14.6.2 Comparison to Means	67
14.7 Cut-Off Grade	67
14.8 Statement of Mineral Resources	68
14.9 Comparison with Previous Mineral Resource Estimates	69
15.0 Mineral Reserve Estimates	71
16.0 Mining Methods	72
16.1 Cut and Fill Mining Method	72
16.2 Guanajuatito Zones	73
16.3 Valenciana Zone	74
16.4 Cata	74
16.5 Los Pozos Zone	74
16.6 Santa Margarita Zones	74
16.7 San Cayetano Zone	74
16.8 Promontorio Zone	75
17.0 Recovery Methods	82
17.1 Ore Processing Description	82
17.1.1 Crushing & Grinding Circuits	82
17.1.2 Milling	83
17.1.3 Flotation Circuits	83
17.1.4 Thickening & Filtration	83
17.1.5 Production History	84
17.2 Metallurgical Tests Summary	84
18.0 Project Infrastructure	87
19.0 Market Studies & Contracts	88
19.1 Market Studies	88
19.2 Contracts	88
20.0 Environmental Studies, Permitting, & Social or Community Impact	89
20.1 Environmental Regulatory Framework in Mexico	89
20.2 Environmental Studies & Permits	90
20.2.1 Exploration	90
20.2.2 Mining & Mineral Processing	91
20.2.3 Mine Closure	92
20.3 Social & Community Factors	92
21.0 Capital and Operating Costs	93
22.0 Economic Analysis	94
23.0 Adjacent Properties	95
24.0 Other Relevant Data and Information	96

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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine

25.0 Interpretation and Conclusions	97
26.0 Recommendations	99
27.0 References	100
28.0 Other Relevant Documents	102
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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine

Tables

Table 1.1: Total Great Panther Drilling at Guanajuato Mine	4
Table 1.2: Summary of Mineral Resource Estimate 2019, Guanajuato Mine	6
Table 4.1: Claims that Comprise the Great Panther Holdings at the Guanajuato Mine Complex	12
Table 6.1: Summary of Great Panther Drilling at Guanajuato & San Ignacio	21
Table 6.2: Historical Mineral Resources & Reserve Estimates Guanajuato Mine	21
Table 6.3: Production Figures, Guanajuato Mine Complex	22
Table 10.1: Drilling per year, Guanajuato Mine	41
Table 11.1: Blanks Outside QA/QC accepted parameters, U/G sampling	46
Table 11.2: Blanks Outside QA/QC accepted parameters, DDH sampling	46
Table 11.3: Expected Values for the GMC Standards used for QA/QC	47
Table 11.4: Standard Sample Results Outside 3 Standard Deviations, U/G Sampling	48
Table 11.5: Standard Sample Results Outside 3 Standard Deviations, DDH Sampling	48
Table 14.1: Zone Coding and Vein Orientation, Guanajuato Mine	57
Table 14.2: Drill Sample Statistics by Area, Guanajuato Mine	59
Table 14.3: U/G Sample Statistics by Area, Guanajuato Mine	59
Table 14.4: Descriptive Statistics of Composited Silver Grade by Domain, Guanajuato Mine	60
Table 14.5: Descriptive Statistics of Composited Gold Grade by Domain, Guanajuato Mine	61
Table 14.6: Drill Hole Assay Capping, Guanajuato Mine	63
Table 14.7: Underground Sample Assay Capping, Guanajuato Mine	64
Table 14.8: Extent of Block Models, Guanajuato Mine	65
Table 14.9: Recovery and RQD by Area, Guanajuato Mine	66
Table 14.10: Bulk Density Grouped by Area, Guanajauato Mine	66
Table 14.11: Comparison of Block and All DDH Samples, Guanajuato Mine	67
Table 14.12: Comparison of Block and All UG Samples, Guanajuato Mine	67
Table 14.13: Full Operating Cost Cut-off by Area, Guanajuato Mine	68
Table 14.14: Mineral Resources Estimate as of October 31, 2019, Guanajuato Mine	68
Table 14.15: Comparison of 2017 to 2019 Mineral Resources, Guanajuato Mine	69
Table 16.1: GMC Production as of October 31, 2019	72
Table 17.1: GMC Production as of August 31, 2017	84
Table 17.2: 2015 Metallurgical Test Summary	84
Table 20.1: Summary of Permits in place for the GMC	91
Table 20.2: Monitoring activities in place at the GMC	92
Table 21.1: Planned Variable & Fixed Costs per tonne milled (US$)	93
Table 26.1: 2019-2020 Budget for Proposed Work Plan at Guanajuato Mine	99
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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine

Figures

Figure 1.1: Project Location	3
Figure 1.2: Regional Geology Map	4
Figure 4.1: Project Location Map	12
Figure 4.2: Guanajuato Mine Complex Claims	14
Figure 4.3: Claim Map, Guanajuato Mine	15
Figure 4.4: Surface Rights & Tailings Disposal Map	16
Figure 5.1: Regional Access for the GMC	18
Figure 5.2: Historical Guanajuato City Climate Data	19
Figure 7.1: Guanajuato Regional Geology	24
Figure 7.2: Local Geology Map, Guanajuato Mine	25
Figure 7.3: Long Section along the plane of the Veta Madre for the Guanajuato Mines	26
Figure 7.4: Guanajuato Mine mineralization interpretation and zones, plan view	28
Figure 7.5: Guanajuato Mine mineralization interpretation and zones, section view	28
Figure 7.6: Geology & Mineralization, section view 2925N, Guanajuatito area	29
Figure 7.7: 3D model of mineralization and underground workings, Guanajuatito area	29
Figure 7.8: Geology & Mineralization, section view 2150N, Valenciana area	30
Figure 7.9: 3D model of mineralization and underground workings, Valenciana area	30
Figure 7.10: Geology & Mineraliztion, section view 600N, Cata area	31
Figure 7.11: 3D model of m ineralization model and underground workings, Cata area	31
Figure 7.12: Geology & Mineralization, section view 175N, Los Pozos area	32
Figure 7.13: 3D model of mineralization model and underground workings, Los Pozos area	32
Figure 7.14: Geology & Mineraliztion, section view 75S, Santa Margarita & San Cayetano areas	33
Figure 7.15: 3D model of mineralization model and underground workings, Santa Margarita & San Cayetano areas	33
Figure 7.16: Geology & Mineraliztion, section view 450S, Promontorio area	34
Figure 7.17: 3D model of m ineralization model and underground workings, Promontorio area	34
Figure 9.1: Underground exploration sampling, plan view	37
Figure 9.2: Underground exploration sampling, longitudinal view	37
Figure 10.1: Drill Hole Location Plan Map, Guanajuato Mine	39
Figure 10.2: Longitudinal Section with Drill Holes, Guanajuato Mine	39
Figure 11.1: Ag assays of “Blank” material, U/G sampling	46
Figure 11.2: Au assays of “Blank” material, U/G sampling	46
Figure 11.3: Ag assays of “Blank” material, DDH sampling	47
Figure 11.4: Au assays of “Blank” material, DDH-sampling	47
Figure 11.5: Ag assays of Standard “GTS10”, U/G sampling	49
Figure 11.6: Au assays of Standard “GTS10”, U/G sampling	49
Figure 11.7: Ag assays of Standard “GTS11”, U/G sampling	49
Figure 11.8: Au assays of Standard “GTS11”, U/G sampling	49
Figure 11.9: Ag assays of Standard “GTS12”, U/G sampling	49
Figure 11.10: Au assays of Standard “GTS12”, U/G sampling	49
Figure 11.11: Ag assays of Standard "GTS13", U/G sampling	50
Figure 11.12: Au assays of Standard "GTS13", U/G sampling	50
Figure 11.13: Ag assays of Standard “GTS09”, DDH sampling	50
Figure 11.14: Au assays of Standard “GTS09”, DDH sampling	50
Figure 11.15: Ag assays of Standard “GTS10”, DDH sampling	50
Figure 11.16: Au assays of Standard “GTS10”, DDH sampling	50
Figure 11.17: Ag assays of Standard “GTS11”, DDH sampling	51
Figure 11.18: Au assays of Standard “GTS11”, DDH sampling	51
Figure 11.19: Ag assays of Standard “GTS12”, DDH sampling	51
Figure 11.20: Au assays of Standard “GTS12”, DDH sampling	51
Figure 11.21: Ag assays of Standard “GTS13”, DDH sampling	51
Figure 11.22: Au assays of Standard "GTS13", DDH sampling	51
Figure 11.23: Ag Duplicate Samples Chart, U/G sampling	52

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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine

Figure 11.24: Au Duplicate Samples Chart, U/G sampling	52
Figure 11.25: Ag Duplicate Samples Chart, DDH sampling	52
Figure 11.26: Au Duplicate Samples Chart, DDH sampling	52
Figure 11.27: Ag lab result sample correlation, DDH sampling	53
Figure 11.28: Au lab result sample correlation, DDH sampling	53
Figure 14.1: Histogram of Channel Sample Length	62
Figure 14.2: Histogram of Drill Hole Sample Length	62
Figure 16.1: Development and Mineral Resource in the Guanajuatito zone, section view 2925N	75
Figure 16.2: Development and Mineral Resource in the Guanajuatito zone, plan view	76
Figure 16.3: Development and Mineral Resource in the Valenciana zone, section view 2150N	76
Figure 16.4: Development and Mineral Resource in the Valenciana zone, plan view	77
Figure 16.5: Development and Mineral Resource in the Cata zone, section view 600N	77
Figure 16.6: Development and Mineral Resource in the Cata zone, plan view	78
Figure 16.7: Development and Mineral Resource in the Los Pozos zone, section view 175N	79
Figure 16.8: Development and Mineral Resource in the Los Pozos zone, plan view	79
Figure 16.9: Development and Mineral Resource in the Santa Margarita and San Cayetano zones, section view 75S	80
Figure 16.10: Development and Mineral Resource in the Santa Margarita and San Cayetano zones, plan view	80
Figure 16.11: Development and Mineral Resource in the Promontorio zone, section view 450S	81
Figure 16.12: Development and Mineral Resource in the Promontorio, plan view	81
Figure 17.1: Process Flow Sheet, Guanajuato Mine Complex Metallurgical Plant	82
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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine
Abbreviation	Description
%	Percent
°	Degrees (Azimuth or Dip)
°C	Degrees Celsius
3D	Three Dimensional
Ag	Silver
Ag eq	Silver Equivalent
APGO	Association of Professional Geoscientists of Ontario
AAS	Atomic Absorption Spectography
As	Arsenic
AsPy	Arsenopyrite
Au	Gold
Au eq	Gold Equivalent
BQ	36.5 mm diameter drill core
cm	Centimeter
C&M	Care and Maintenance
CIM	Canadian Institute of Mining Metallurgy and Petroleum
CIMDS	Canadian Institute of Mining Metallurgy and Petroleum Definitions Standards
CRM’s	Certified Reference Material Standards
DEM	Digital Elevation Models
DSM	Digital Surface Model
EIA	Environmental Impact Assessment
et al.	and Others
ft	Foot
FW	Foot wall
g/cm3	Grams per Cubic Centimeter
g/t	Grams per Tonne
GPS	Global Positioning System
Great Panther	Great Panther Mining Limited
GMC	Guanajuato Mine Complex
GTTO	Guanajuatito
Ha	Hectares
HQ	63.5 mm diameter drill core
HW	Hanging wall
ICP-OES analysis	Inductively Coupled Plasma Atomic Emission Spectroscopy analysis
ID2	Inverse Distance Squared
ID3	Inverse Distance Cubed
INEGI	Instituto Nacional de Estadistica y Geografia
IP	Induced Polarization Survey
Abbreviation	Description
km	Kilometer
km2	Square Kilometer
kt	Kilotonnes
lb	Pound
m	Meter
Ma	Million years ago
masl	Meters Above Sea Level
m2	Square meter
m3	Cubed meter
mm	Millimeter
m/s	Meters per Second
MFW	MFW Geoscience Inc
MMR	Minera Mexicana El Rosario, S.A. de C.V.
Mt	Million Tonnes
MVS	Minera Villa Seca S.A. de C.V.
NI 43-101	National Instrument 43-101
NI 43-101CP	National Instrument 43-101 Companion Policy
NI 43-101F1	National Instrument 43-101 Form 1 - Technical Report
NQ	47.6 mm diameter drill core
NSR	Net Smelter Return
NW	Northwest
oz	Ounce
P. Geo.	Professional Geologist
PROM	Promontorio
Py	Pyrite
QA/QC	Quality Assurance/Quality Control
Qtz	Quartz
ROM	Run of mine
RQD	Rock Quality Designation
SC	San Cayetano
SE	Southeast
SG	Specific Gravity
SM	Santa Margarita
Std Dev	Standard Deviation
t	Tonnes
t/m3	Tonnes per cubic meter
tpd	Tonnes per day
tpm	Tonnes per month

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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine
.tif	Raster file format
TR	Technical Report
U/G	Underground
US$	USA Dollar
UTM	Universal Transverse Mercator

VAL Valenciana

VM	Veta Madre
wt.%	Weight Percent
WGS84	World Geodetic System 1984

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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine

1.0              Summary

This Item is a brief summary of important information in the Technical Report (TR), including property description and ownership, geology and mineralization, the status of exploration, project development, mineral resource estimates, and the qualified person’s conclusions and recommendations.

Caution to readers: In this Item, all estimates and descriptions related to any Mineral Resource Estimates at the Guanajuato Mine are forward-looking information. The Mineral Resource Estimate is preliminary in nature, and Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Mineral Resource Update outlines the potential viability of mineral resources and there is no certainty that that they will be realized. There are many material factors that could cause actual results to differ materially from the conclusions, forecasts, or projections set out in this Item. Some of the material factors include changes to regulatory framework development and issues with approval of exploitation licenses, differences from the assumptions made in the TR regarding to grades, metals production rates, schedule of development, labour, consumables and other material costs, markets and market prices, and other circumstances such that the Project proceeds, as described in the TR. The material factors, or assumptions, that were applied in drawing the conclusions, forecasts, and projections set forth in this Item are summarized in the other Items of this Technical Report. For this reason, readers should read this Item 1.0 solely in the context of the full Report, and after reading all other Items of this Report.

The purpose of this Technical Report “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine, Guanajuato State, Mexico” is to support Great Panther Mining Limited’s (“Great Panther” or the “Company”) public disclosure related to the Guanajuato Mine mineral resource estimate. The Guanajuato Mine Complex (GMC) is in Guanajuato State, Mexico and comprises the Guanajuato Mine, the San Ignacio Mine, the GMC processing plant, associated infrastructure, and the exploration projects El Horcon and Santa Rosa. The Guanajuato Mine has been on Care and Maintenance (C&M) basis since December 31, 2018. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and, as Great Panther is a producing issuer as defined in NI 43-101, this report and the Mineral Resource Estimates for the deposits were completed by company personnel. The Company owns a 100% interest in the claims through Great Panther’s wholly owned Mexican subsidiary, Minera Mexicana El Rosario SA de CV (MMR).

Robert F. Brown, P. Eng., Acting Vice President of Exploration and Mohammad Nourpour, P. Geo., Resource Geologist for Great Panther supervised the preparation of this mineral resource estimate and this NI 43-101 TR for the Guanajuato Mine.

Great Panther is a publicly traded company listed on the Toronto Stock Exchange and on the NYSE American, engaged in the exploration, development, and production of mineral properties. It is primarily a gold (Au) -silver (Ag) producing company with operating mines in Brazil, including the Tucano Mine (Au), and Mexico, including the Guanajuato Mine Complex (Ag, Au) in the state of Guanajuato, and the Topia Mine (Ag, Au, lead (Pb) and zinc (Zn)) located in the state of Durango. In addition, on June 30, 2017, Great Panther acquired the Coricancha Mine Complex (CMC) a precious metal rich polymetallic mine and mill complex located 90 km east of Lima Peru. In October 2019, an ore processing campaign commenced to mill approximately 28,000 tonnes of old ore stockpiles that were determined to be economically viable. This milling campaign is expected to be completed in the first quarter of 2020, after which time, the mine will return to care and maintenance while the Company conducts additional engineering and operational planning to further optimize and de-risk the project. The Company also has mineral property interests in the exploration stage: El Horcon, Santa Rosa and Plomo projects located in Mexico, and the Argosy project located in the Red Lake Mining District in north-western Ontario, Canada.

Total third quarter 2019 metal production from Great Panther three mines was 418,032 oz Ag, 39,651 oz Au, 539 tonnes Pb, and 689 tonnes Zn, from 813,260 tonnes production for 47,374 Au eq oz (Great Panther news release October 7, 2019).

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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine

This TR was prepared by the Qualified Person in accordance with the following documents published by the Canadian securities’ regulatory authorities:

■	NI 43-101: Standards of Disclosure for Mineral Projects (effective date May 9, 2016).
■	NI 43-101 Companion Policy (NI 43-101CP): Standards of Disclosure for Mineral Projects (effective date February 25, 2016).
■	Form NI 43-101F1: TR (effective date June 30, 2011).
■	Canadian Institute of Mining, Metallurgy, and Petroleum (CIM): Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2019).
■	CIM Definitions Standards (May 2014).
1.1	Project Description & Location

The GMC properties are situated north of the city of Guanajuato, Guanajuato State, Mexico, approximately 360 km northwest of Mexico City (Figure 1.1: Project Location).

The GMC claims total 6,112.4ha. This report is an updated Mineral Resource Estimate building on former Mineral Resource Estimates for the GMC (Wunder, 2018; Brown, 2017; Brown, 2016; Brown, 2015), and the Guanajuato Mine (Brown & Sprigg, 2013). Great Panther is engaged in the exploration, development, and production of mineral properties, primarily for silver and gold with operating mines in Mexico and Brazil. The Company is primarily a gold (Au) and silver (Ag) producing company with operating mines in Brazil, including the Tucano Mine (Au), and Mexico, including the Guanajuato Mine Complex (Ag, Au) in the state of Guanajuato, and the Topia Mine (Ag, Au, lead (Pb) and zinc (Zn)) located in the state of Durango. In addition, on June 30, 2017, Great Panther acquired the Coricancha Mine Complex (CMC) a precious metal rich polymetallic mine and mill complex located 90 km east of Lima Peru.  In October 2019, an ore processing campaign commenced to mill approximately 25,000 tonnes from a trial mining area and from old ore stockpiles that were determined to be economically viable.  This milling campaign is expected to be completed in the first quarter of 2020, after which time, the mine will return to care and maintenance while the Company conducts additional engineering and operational planning to further optimize and de-risk the project.  The Company also has mineral property interests in the exploration stage: El Horcon, Santa Rosa and Plomo projects located in Mexico, and the Argosy project located in the Red Lake Mining District in north-western Ontario, Canada.

Presently, the GMC processing plant at the Guanajuato Mine processes mined mineralization from the San Ignacio Mine and limited ore from Guanajuato Mine. The Guanajuato Mine has been on C&M since December 31, 2018 with limited stoping of remnants and mining of ore drives. The processing plant is currently operating at a rate of approximately 896 tonnes per operating day, while mining is operating at 522 tonnes per operating day (January 1, 2019 to October 31, 2019). It has been processing material from the Guanajuato Mine since 2006 and, has been processing material from the San Ignacio Mine since late November 2013. Blending of the Guanajuato & San Ignacio material began in July 2016 and the processing (milling) of the blended ore continued to December 2018 and then on limited basis. Great Panther continues to periodically review the mineral resource at the Guanajuato Mine considering the C&M status. Production from the Guanajuato Mine between August 31, 2017 and October 31, 2019 (effective dates of last and this TR) total 133,189 tonnes with an average grade of 192g/t Ag and 1.50g/t Au. This report will document the results of new exploration, and mineral resource development.

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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine

Figure 1.1: Project Location

1.2	Geology & Mineralization

The Guanajuato Mine is in Guanajuato State, Mexico, and comprises two operating shafts and three ramps in the second largest (historically) producing silver district in Mexico. Silver-bearing mineralization was first discovered in 1548, and over the past 470 years more than one billion ounces of silver has been mined in the Guanajuato district. Great Panther acquired the property in 2005 and owns a 100% interest through MMR. The principal metals of interest are gold and silver. Mineralization occurs along regional scale faults, the largest of which is the Veta Madre with a strike length of 25 km. Mining, prior to the present C&M status, was conducted predominantly from five locations, Guanajuatito, Los Pozos, Santa Margarita, Valenciana, and Cata using cut and fill mining methods, with minor production from Promontorio, and pillar recovery from the Rayas area. Ore is milled at the mining facilities at the centrally located Cata plant with a 1,000tpd capacity.

The Guanajuato Mine lies within the central part of the Guanajuato Mining District, which is in the southern part of the Mesa Central physiographic province. The Mesa Central is an elevated plateau of Cenozoic volcanic and volcanoclastic rocks located in central Mexico. It is bounded to the north and east by the Sierra Madre Oriental, to the west by the Sierra Madre Occidental, and to the south by the Trans-Mexican Volcanic Belt. Faulted Tertiary age volcanic rocks are juxtaposed alongside Mesozoic basement stratigraphy, Tertiary intrusive units and Quaternary conglomerates.

The strata in the area are transected by northwest, north, east-to-west, and northeast-trending regional scale faults. Normal fault movement along northeast-trending faults resulted in the downward displacement of certain blocks and the preservation of strata that was eroded in other areas. It is predominantly the northwest-trending structures that control the position of mineralization.

The Guanajuato mine consists of several deposits along an approximately 4.2 km strike length. The deposits on the Veta Madre trend, the principal host structure, have been mined since the 16th century.

A map of the regional geology is presented in Figure 1.2.

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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine

Figure 1.2: Regional Geology Map

Source: modified from Servicio Geologico Mexicano, 1998. Carta Geologico-Minera, Guanajuato F14-C43, & Servicio Geologico Mexicano, 1999. Carta Geologico-Minera, Guanajuato F14-C42 1: 50,000 regional geology maps

1.3	Exploration Status

Table 1.1 summarizes the drilling completed by Great Panther at the Guanajuato Mine.

Table 1.1: Total Great Panther Drilling at Guanajuato Mine

Year	GUANAJUATO MINE		SAN IGNACIO MINE		SUBTOTAL
	No. of Drill Holes	Total Depth (m)	No. of Drill Holes	Total Depth (m)	No. of Drill Holes	Total Depth (m)
2005	8	1,567.3	-	-	8	1,567.3
2006	44	6,388.1	-	-	44	6,388.1
2007	65	10,148.0	-	-	65	10,148.0
2008	61	8,214.9	-	-	61	8,214.9
2009	32	1,559.4	-	-	32	1,559.4
2010	125	17,565.0	5	2,294.0	130	19,859.0
2011	157	22,343.4	56	16,878.5	213	39,221.9
2012	189	29,295.9	43	9,556.3	232	38,852.2
2013	159	26,253.3	13	1,143.7	172	27,397.0
2014	138	12,510.1	27	3,832.2	165	16,342.3
2015	109	12,339.0	34	4,739.4	143	17,078.4
2016	31	6,677.2	43	9,029.7	74	15,706.9
2017	77	13,696.8	102	22,165.0	179	35,861.8
2018	76	10,169.1	53	11,722.4	129	21,891.5
2019[1]	96	7,001.0	61	9,149.2	157	16,150.2
Total	1367	185,728.1	437	90,510.1	1804	276,238.2
1.	As of October 31, 2019
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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine

Great Panther purchased the property in 2005 and recommenced underground operations and milling the following year. The Company has carried out exploration since the acquisition and continues to explore the property to date.

Exploration drilling is being carried out with the use of three contract underground drills. The three contract drills are focused on building mineral resource. New areas of the Guanajuato Mine are being targeted through the compilation of historical data and re-evaluation of all accessible mine areas using geological mapping and sampling. Drilling is being carried out at the Los Pozos, Valenciana, and Promontorio zones.

Great Panther had a 10,000-metre drill budget for the Guanajuato Mine in 2019. By October 31, 2019 a total of 7,001m of drilling were completed in 96 holes. The author is in full agreement with its focus and functionality.

1.4	Development & Operations Status

Currently, the major facilities associated with the Guanajuato Mine are:

■	A Care and Maintenance status underground mine since December 31, 2018. Production prior to December 31, 2018 was at a rate of approximately 289 tonnes per operating day (September 1, 2017 to December 31, 2018)
■	Extensive underground workings along 4.2km veins including 5 main shafts used for ventilation and access, levels, 3 access ramps, and internal shafts
1.5	Mineral Processing & Recovery Methods

The GMC mineral processing plant processes approximately 896 tonnes per operating day (mill operating days in 2019 dropped appreciably). The processing plant utilized five stages as follows: crushing, milling, flotation, thickening and filtering and produces a concentrate of iron sulphide (pyrite) with high values of gold and silver which are marketed and sold as the final product.

Processing and recoveries are discussed in Item 17 of this TR.

1.6	Mineral Resource Estimate

Geological modelling and subsequent Mineral Resource Estimation were performed by Great Panther under the supervision of the Qualified Person in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2019 edition). The geological data compilation, interpretation, geological modelling and Mineral Resource estimation methods and procedures are described in the following Items.

For estimating the Mineral Resources for the Great Panther GMC, the Qualified Person has applied the definitions of “Mineral Resource” as set forth in the Canadian Institute of Mining, Metallurgy and Petroleum Council (CIM) Definitions Standards, adopted May 10, 2014 (CIMDS).

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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine

Under CIMDS, a Mineral Resource is defined as:

“…a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.”

Mineral Resources are subdivided into classes of Measured, Indicated, and Inferred, with the level of confidence reducing with each class respectively. Mineral Resources are reported as in-situ tonnage and are not adjusted for mining losses or mining recovery.

The Measured, Indicated, and Inferred Mineral Resource Estimate statement for the GMC is presented in Table 1.2. Results are reported in accordance with Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines (CIM, 2014) as well as disclosure requirements of NI 43-101.

The Mineral Resource estimate presented below is considered current and has an effective date of October 31, 2019. It was completed by the Company under supervision of the Qualified Persons.

It is the Qualified Person’s opinion that the estimation approach is applicable based on the quantity and spacing of available data, the interpreted controls on mineralization, and the type of deposit. For details on all the input parameters used to determine Mineral Resources, see Item 14.0 of this TR.

The Guanajuato Mine contains estimated Measured and Indicated Mineral Resources of 343,736 tonnes above varying US$ NSR full operational cost cut-offs, at an average grade of 204g/t silver and 1.69g/t gold, for a total of 3,749,160 equivalent silver ounces (“Ag eq oz”). This includes Measured Mineral Resources of 256,260 tonnes at an average grade of 206g/t silver and 1.72g/t gold, for a total of 2,924,256 Ag eq oz and Indicated Mineral Resources of 87,476 tonnes at an average grade of 199g/t silver and 1.62g/t gold, for a total of 924,903 Ag eq oz. In addition, estimated Inferred Mineral Resources are 208,609 tonnes at an average grade of 168g/t silver and 2.32g/t gold, for 2,374,341 Ag eq oz.

The mineral resources detailed at Guanajuato Mine cover the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita, San Cayetano, and Promontorio areas. This Mineral Resource Estimate for the Guanajuato Mine has an effective date of October 31, 2019 and updates the previous resource estimate for reasons of depletion because of mining and resource definition resulting from successful exploration activities. Table 1.2 provides a summary of the Mineral Resource Estimate for the Guanajuato Mine.

Table 1.2: Summary of Mineral Resource Estimate 2019, Guanajuato Mine

Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Measured
Cata	25,858	416	346,152	1.96	1,633	574	476,835
Pozos	73,348	228	537,700	1.33	3,137	334	788,638
Guanajuatito	22,470	351	253,485	1.58	1,140	477	344,699
Santa Margarita	7,521	166	40,211	2.68	647	380	91,962
Valenciana	2,827	305	27,718	3.35	305	573	52,089
San Cayetano	21,155	105	71,737	2.10	1,426	273	185,807
Promontorio	103,081	126	416,795	1.76	5,843	267	884,227
Total Measured	256,260	206	1,693,799	1.72	14,131	343	2,824,256
Indicated
Cata	1,116	327	11,745	1.26	45	428	15,368
Pozos	30,416	278	272,239	1.43	1,396	393	383,890
Guanajuatito	6,283	292	58,943	1.44	291	407	82,223
Santa Margarita	2,203	227	16,048	1.88	133	377	26,718
Valenciana	1,284	307	12,694	3.00	109	518	21,405
San Cayetano	4,216	101	13,655	1.82	247	246	33,387
Promontorio	41,958	130	175,348	1.73	2,332	268	361,911
Total Indicated	87,476	199	560,673	1.62	4,553	329	924,903

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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine
Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Measure & Indicated
Cata	26,974	413	357,897	1.94	1,679	568	492,203
Pozos	103,764	243	809,939	1.36	4,532	351	1,172,528
Guanajuatito	28,753	338	312,428	1.55	1,431	462	426,923
Santa Margarita	9,724	180	56,259	2.50	780	380	118,680
Valenciana	4,111	306	40,412	3.13	414	556	73,494
San Cayetano	25,371	105	85,393	2.05	1,673	269	219,194
Promontorio	145,039	127	592,144	1.75	8,175	267	1,246,137
Total M&I	343,736	204	2,254,472	1.69	18,684	339	3,749,160
Inferred
Cata	-	-	-	-	-	-	-
Pozos	24,989	201	161,663	1.85	1,488	349	280,709
Guanajuatito	2,262	306	22,221	1.32	96	411	29,876
Santa Margarita	10,943	348	122,491	1.71	601	485	170,550
Valenciana	42,820	316	434,866	3.14	4,328	567	781,136
San Cayetano	8,212	61	16,215	2.65	701	274	72,284
Promontorio	119,383	97	371,959	2.17	8,348	271	1,039,786
Total Inferred	208,609	168	1,129,416	2.32	15,561	354	2,374,341

Notes on Guanajuato Mine Mineral Resource Estimates 2019

1.	Cut-offs are based on the marginal operating costs per mining area being US$113/tonne for Cata, US$75/tonne for Santa Margarita / San Cayetano, US$77/tonne for Los Pozos, US$124/tonne for Guanajuatito, US$60/tonne for Promontorio, and US$197/tonne for Valenciana.
2.	Block model grades converted to US$ value using plant recoveries of 88% Ag, 87% Au, and net smelter terms negotiated for concentrates.
3.	Rock Density for all veins is 2.68t/m³.
4.	Totals may not agree due to rounding.
5.	Grades in metric units; contained silver and gold in troy ounces.
6.	Ag Eq oz were calculated using 80:1 Ag:Au ratio. The ratios are reflective of average metal prices for 2019.
7.	Minimum true width 0.5m.
8.	Metal Prices US$15.80/oz silver, and US$1,290/oz gold (based on 3 year back averages).
9.	Effective date of October 31, 2019.
1.7	Permitting & Environmental Conditions

The permitting and environmental framework requirements are outlined in Item 20.0 of this TR. In addition, a complete list of permits and monitoring processes for GMC are also listed in Item 20.0 of this TR.

1.8	Conclusions

An updated Mineral Resource Estimate has been prepared by Great Panther under the supervision of the Company’s Qualified Person’s for the GMC. The Mineral Resource estimate used industry standard practices and is based on drilling and underground sampling data of adequate quality to meet CIM guidelines. Veins were modelled in three dimensions (3D) including all the information available. Inverse Distance cubed (ID3) estimation technique was used for each of the veins.

The Qualified Person considers the Guanajuato Mine Mineral Resource estimates presented to conform to CIM standards and definitions for estimating resources, as required under NI 43-101 “Standards of Disclosure for Mineral Projects”. Mineral Resources must not be converted into Mineral Reserves until demonstrated as having economic viability.

Mineralization occurs in structurally complex multi-generational vein quartz dominated stockwork and breccia zones along the Veta Madre. Structural geology mapping indicates that up to eight cross-cutting breccia events occur with associated precious metal mineralization. Fluid inclusion studies reflect the complex structural history with boiling (indicative event associated with precious metal deposition) occurring from the 2100masl to 1500masl elevations (surface to the deepest levels drilled) in the GMC. The potential to find further mineralization both laterally, and in parallel breccia structures to know precious metal mineralization zones is considered excellent.

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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine

Seven mineralized areas comprising the resource models are defined as Cata, Los Pozos, Santa Margarita, San Cayetano, Promontorio, Valenciana, and Guanajuatito,

The Guanajuato Mine contains estimated Measured and Indicated Mineral Resources of 343,736 tonnes above varying US$ NSR full operational cost cut-offs, at an average grade of 204g/t silver and 1.69g/t gold, for a total of 3,749,160 equivalent silver ounces (“Ag eq oz”). This includes Measured Mineral Resources of 256,260 tonnes at an average grade of 206g/t silver and 1.72g/t gold, for a total of 2,924,256 Ag eq oz and Indicated Mineral Resources of 87,476 tonnes at an average grade of 199g/t silver and 1.62g/t gold, for a total of 924,903 Ag eq oz. In addition, estimated Inferred Mineral Resources are 208,609 tonnes at an average grade of 168g/t silver and 2.32g/t gold, for 2,374,341 Ag eq oz.

For Measured and Indicated Resources, there is a 66% increase in contained Ag eq oz over the previous year's estimate. For Inferred, there is an 66% increase in contained Ag eq oz over the previous year's estimate.

1.9	Recommendations

The 2019-2020 (November 2019 to December 2020) exploration budget for the Guanajuato Mine is estimated at US$1,594,000 and includes 14,400 meters of core drilling.

Recommendations are that Great Panther continues present levels of exploration at the Guanajuato Mine in current and other prospective areas to define enough mineral resources to re-evaluate the present C&M status. The exploration includes core drilling, detailed rehabilitation of old levels, historical data re-evaluation, geological mapping and interpretation, and re-sampling in old mined areas, and along and down dip of past mining. During 2019, a drill program was ongoing detailing the Los Pozos, Promontorio, and Valenciana areas along the Veta Madre and parallel structures. For 2020, the exploration program should continue with in-fill drilling of 2019 priority targets, and continue with evaluations in the upper Cata, Cata to Valenciana and Valenciana to Guanajuatito areas.

QA/QC monitoring is recommended on a regular monthly basis.

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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine

2.0              Introduction

2.1	Terms of Reference

This technical report was completed by Great Panther Mining Limited and provides an update of the mineral resource estimates for the Guanajuato Mine only. The Guanajuato Mine Complex is in Guanajuato State, Mexico and comprises the Guanajuato Mine, the San Ignacio Mine, the GMC processing plant, associated infrastructure, and the exploration projects El Horcon and Santa Rosa. Presently, the GMC processing plant at the Guanajuato Mine processes mined mineralization from the San Ignacio Mine and limited ore from Guanajuato Mine. The Guanajuato Mine has been on C&M since December 31, 2018 with limited stoping of remnants and mining of ore drives.

Great Panther is a publicly traded company listed on the Toronto Stock Exchange and on the NYSE American, engaged in the exploration, development, and production of mineral properties. It is primarily a gold (Au) -silver (Ag) producing company with operating mines in Brazil, including the Tucano Mine; and Mexico, including the Guanajuato Mine Complex in the state of Guanajuato and the Topia silver (Ag), gold (Au), lead (Pb) and zinc (Zn) mine located in the state of Durango. In addition, on June 30, 2017, Great Panther acquired the Coricancha Mine Complex (CMC) a precious metal rich polymetallic mine and mill complex located 90 km east of Lima Peru. In October 2019, an ore processing campaign commenced to mill approximately 25,000 tonnes from a trial mining area and from old ore stockpiles that were determined to be economically viable. This milling campaign is expected to be completed in the first quarter of 2020, after which time, the mine will return to care and maintenance while the Company conducts additional engineering and operational planning to further optimize and de-risk the project. The Company also has mineral property interests in the exploration stage: El Horcon, Santa Rosa and Plomo projects located in Mexico, and the Argosy project located in the Red Lake Mining District in north-western Ontario, Canada.

In accordance with the definitions set out in NI 43-101, Great Panther became a producing issuer as of mid-March 2011 and is therefore able to complete all subsequent mineral resource estimates internally. The new mineral resource estimates in this report are from the Guanajuato Mine, and supersede those for the Guanajuato Mine (Wunder, 2018; Brown, 2017; Brown, 2016; Brown, 2015).

This TR was prepared by Robert F. Brown, P. Eng., Acting VP Exploration and Mohammad Nourpour, P. Geo., both Qualified Persons for Great Panther in accordance with the following documents published by the Canadian securities’ regulatory authorities:

■	NI 43-101: Standards of Disclosure for Mineral Projects (effective date May 9, 2016).
■	NI 43-101 Companion Policy (NI 43-101CP): Standards of Disclosure for Mineral Projects (effective date February 25, 2016).
■	Form NI 43-101F1: TR (effective date June 30, 2011).
■	Canadian Institute of Mining, Metallurgy, and Petroleum (CIM): Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2019).
■	CIM Definitions Standards (May 2014).
2.2	Effective Date

The effective date of this TR, titled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine, Guanajuato State, Mexico.” is October 31, 2019. The signature and submission date of the TR is March 27, 2020 . There were no material changes to the scientific and technical information on the GMC between the effective date and the signature date of the TR.

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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine

2.3	Sources of Information

The primary source of information used in the preparation of this Mineral Resource estimate and TR are the data, observations and analytical results collected by Great Panther and their consultants related to surface exploration drilling, underground drilling and surface/underground sampling and analytical results as of the effective date of this TR.

2.4	Qualified Persons & Current Personal Inspection

The Qualified Person responsible for the preparation of the report is Mr. Robert F. Brown, P. Eng., Acting VP Exploration, and Mr. Mohammad Nourpour, P. Geo., Resource Geologist, both Q.P.’s for Great Panther.

Geological data review, interpretation, geological modelling, Mineral Resource estimation, Mineral Resource classification, and all other related activities completed in the preparation of this Report were performed under the supervision of the Great Panther Qualified Person.

Mr. Brown has travelled to the GMC on numerous occasions and most recently from August 20-24, and December 6-11, 2019 to perform the Qualified Person site visit and inspection as required under NI 43-101. Mr. Nourpour travelled to the GMC from August 20-24, 2019 to perform the Qualified Person site visit and inspection as required under NI 43-101. During the site visit the Qualified Persons reviewed the accessible underground workings along mineralized horizons and reviewed all relevant data including core logging, splitting, sampling and analytical methods and procedures at the core logging and storage facility as well as verifying the locations of drill holes and reviewing the project property geology and access.

2.5	Language, Currency, & Measurement Standards

Unless otherwise indicated, this TR uses Canadian English spelling, United States of America dollar currency (US$) and System International (metric) units.

Coordinates in this TR are presented in metric units’ meters (m) or kilometers (km), using the Universal Transverse Mercator (UTM) projection (Zone 14N), World Geodetic System 1984 (WGS1984) datum. Elevations are reported as meters above sea level (masl). Block Models and wire frames are created in local grid coordinates.

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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine

3.0              Reliance on Other Experts

For certain Items in this TR the Qualified Person relied on a report, opinion, or statement of another expert who is not a Qualified Person, or internal information, concerning legal, political, environmental, or tax matters relevant to the TR, or concerning the pricing of commodities for which pricing is not publicly available. In each case, the Qualified Person disclaims responsibility for such information to the extent of his/her reliance on such reports, opinions, or statements.

This TR has been compiled in-house by Great Panther personnel, under the supervision of Robert F. Brown, P. Eng., Acting V.P. Exploration and Mohammad Nourpour, P. Geo., Resource Geologist, both Qualified Persons for Great Panther. The information, conclusions, opinions, and estimates contained herein are based upon internal information available at the time of writing this TR and assumptions, conditions, and qualifications as set forth in this report.

The author’s, while taking full responsibility for the content of this TR, recognizes the efforts of Jorge Martinez (senior geologist at the Guanajuato Mine), Jose Salvador de la Tejera (Exploration Manager, Mexico), Brian Peer (V.P. Operations Mexico), Ricardo Smith (Optimization Superintendent, MMR), and staff at the mines.

3.1	Legal Status & Mineral Tenure

For this report, the author has reviewed property title records or mineral rights for the Guanajuato Mine Complex properties and confirms title in the name of Minera Mexicana El Rosario S.A. de C.V. (100% owned Mexican subsidiary of Great Panther Mining Limited).

3.2	Environmental Matters

Mr. Robert F. Brown and Mr. Mohammad Nourpour the Qualified Persons for this Report, has fully relied upon the work of another expert who is not a qualified person concerning the environmental, socioeconomic and permitting matters relevant to this TR. The authors have relied upon the environmental, socioeconomic and permitting studies, including opinions and statements, as prepared by Ms. Perla Illiana Ocampo Diaz.

Ms. Diaz is the Director of Health, Safety and Environment for Great Panther at GMC. Ms. Diaz is not a Qualified Person as per NI 43-101CP and Form 43-101F1. Environmental matters have been summarized from various audits and reviews, and opinions provided by Ms. Diaz to the effective date of this TR.

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4.0              Property Description & Location

4.1	Description & Location

The Guanajuato Mine Complex properties are situated north of the city of Guanajuato, Guanajuato State, Mexico, approximately 360 km northwest of Mexico City (see Figure 4.1).

Figure 4.1: Project Location Map

4.2	Mineral Tenure

The properties consist of 48 contiguous and non-contiguous claims that cover approximately 6,112.4ha in area (see Table 4.1). The claim groups are located at approximately 21° 03' N latitude and 101° 15' W longitude (NAD 27 UTM 265500E, 2327500N). Great Panther holds a 100% interest in the properties through its wholly owned Mexican subsidiary, MMR.

For display and description purposes the claims have been subdivided into the Guanajuato Mine and San Ignacio Mine. In addition, the company owns claims in the El Horcon Project and Santa Rosa Project areas as illustrated on Figure 4.2 and as listed in Table 4.1. Updates for San Ignacio, El Horcon Project and Santa Rosa Projects are not included in this TR.

The claims that comprise the Great Panther holdings at Guanajuato Mine are presented in Figure 4.3. Claim boundaries have been legally surveyed.

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Table 4.1: Claims that Comprise the Great Panther Holdings at the Guanajuato Mine Complex

Claim name	Title No.	Hectares	Date of Record	Expiration Date
Guanajuato Mine
La Victoria	168162	28.7718	2/3/1981	1/3/2031
Cata	168163	91.604	2/3/1981	1/3/2031
Esperanza	168164	47.489	2/3/1981	1/3/2031
Valenciana	168165	91.9428	2/3/1981	1/3/2031
Rayas	168167	88.6727	2/3/1981	1/3/2031
1ra. Ampliacion de Esperanza	168169	8.9073	2/3/1981	1/3/2031
Primera Ampl. de Valenciana	168170	97.3097	2/3/1981	1/3/2031
El Borrego	168171	24	2/3/1981	1/3/2031
El Progreso	180370	30.8635	25/03/1987	24/03/2037
El Promontorio	180371	10.3232	25/03/1987	24/03/2037
El Caliche	233320	7.8465	10/10/1928	9/2/2059
Animas o Espiritu Santo	233312	4.14	23/05/1930	4/2/2059
San Vicente	233311	3.0552	6/8/1959	4/2/2059
Pipichagua	160650	6	10/10/1974	9/10/2024
Nueva Seguridad	160674	27	10/10/1974	9/10/2024
La Guadalupana	161526	16	25/04/1975	24/04/2025
Socavon de La Fe	189664	15	5/12/1990	4/12/2040
El Zapote	214890	80.7106	4/12/2001	3/12/2051
El Triangulo	229058	0.1237	28/02/2007	27/02/2057
San Ignacio Mine
San Francisco de Pili	168161	97.2871	2/3/1981	1/3/2031
Purísima Conception	168166	66	2/3/1981	1/3/2031
San Pedro Gilmonene	168168	72.1458	2/3/1981	1/3/2031
San Francisco de Asis	169359	6.8808	11/11/1981	10/11/2031
La Chuparrosa	169360	1.2	11/11/1981	10/11/2031
San Antonio	177934	49	29/05/1986	28/05/2036
Primera Ampl. de San Antonio	215568	32.1847	5/3/2002	4/3/2052
Robledo	191436	49.486	19/12/1991	18/12/2041
Primera Ampliacion de Sirio	192176	24	19/12/1991	18/12/2041
El Horcon Project
Ampl. San Ignacio de Loyola	214853	420	4/12/2001	3/12/2051
La Perlita I	215054	226.7442	7/2/2002	6/2/2052
La Perlita Frac. I	215055	280.8344	7/2/2002	6/2/2052
La Perlita Frac. II	215056	181.3383	7/2/2002	6/2/2052
Comanja	215375	99.927	19/02/2002	18/02/2052
Ana Camila	222078	700	7/5/2004	6/5/2054
Ana Camila I	224984	100	6/7/2005	5/7/2055
Horcon 1	225451	222.9318	8/9/2005	7/9/2055
Horcon 2 Fracción I	225467	1222.0977	9/9/2005	8/9/2055
Horcon 2 Fracción II	225468	15	9/9/2005	8/9/2055
Horcon 3 Fracción I	226421	33.183	17/01/2006	16/01/2056
Horcon 3 Fracción II	226422	6.2134	17/01/2006	16/01/2056
Horcon 4 Fracc. II	228453	10	22/11/2006	21/11/2056
Horcon 4 Fracc. III	228454	2.2936	22/11/2006	21/11/2056
Horcon 4 Fracc. IV	228455	0.1251	22/11/2006	21/11/2056
Horcon 4 Fracc. V	228456	0.0205	22/11/2006	21/11/2056
Santa Rosa Project
Red. Salaverna	219875	178.8078	23/05/2000	22/05/2050
Red. Salaverna Norte 1	217140	1187.0675	16/01/1998	15/01/2048
Clavellina	211241	120	18/04/2000	17/04/2050
Nuevo Guerrero	186242	27.8617	22/03/1990	21/03/2040
Total		6,112.39

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 Figure 4.2: Guanajuato Mine Complex Claims

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Figure 4.3: Claim Map, Guanajuato Mine

4.3	Surface Rights

The GMC tailings disposal area is contained within the property boundaries in areas where the Company holds surface rights (Figure 4.4).

Surface rights owned by the Company are limited to blocks of ground over the present underground development (new roads, mine rock dumps, and surface infrastructure). Surface access is negotiated with various individual owners. There are no known environmental liabilities associated with the mineral claims.

Surface rights for the GMC Mines are presented in Figure 4.4.

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Figure 4.4: Surface Rights & Tailings Disposal Map

4.4	Agreements & Encumbrances

The major Agreements and Contracts are listed in Item 19.2 of this TR. There are no encumbrances related to the GMC as of the effective date of this TR.

4.5	Mining Royalties & Taxes

Mexican taxes on mineral claims are due bi-annually in January and July (the Company is up to date), and assessment must be filed annually each May (the Company is up to date).

MMR pays 0.5% of the silver and gold sales related to the GMC to the Minister of the Economy (Secretaria de Economia).

4.6	Environmental Liabilities

There are no known environmental liabilities associated with the GMC as of the effective date of this TR.

4.7	Permitting

All permits are in-place to allow exploration and exploitation at the Guanajuato Mine and are summarized in Item 20.0 of this TR.

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4.8	Other Significant Factors & Risks that May Affect Access, Title, or the Right or Ability to Perform Work on the Property

Other than metal price fluctuations, there are no other known significant factors or risks that may negatively impact the GMC as of the effective date of this TR.

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5.0              Accessibility, Climate, Local Resources, Infrastructure, & Physiography

5.1	Accessibility

Refer to Figure 5.1 for a map of regional access for the GMC.

Figure 5.1: Regional Access for the GMC

The Guanajuato Mine property is located and approximately 360 km by road northwest of Mexico City and is situated along the north-eastern side of the city of Guanajuato. The property is accessible via city streets. The municipality of Guanajuato has a population of approximately 184,239 (2015 census) and is located approximately 50 km, by road, from the Guanajuato International Airport (Del Bajío international airport at León), Mexico. The mine area is easily accessible from major population centers in central Mexico via a system of modern roads.

5.2	Climate

The Guanajuato area has a dry climate with annual mean temperature of 25°C, however, winters can be cool, with lows approaching 0°C. Annual precipitation averages approximately 600mm which generally falls between June and October. The exploration and mining work can be conducted year-round uninterrupted by weather.

A summary of the historical climate data for Guanajuato City, as compiled over 60 years on the www.weatherbase.com website, is presented in Figure 5.2. Mean daylight hours were compiled over a 30-year period.

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NI 43-101 Technical Report | March 27, 2020 Guanajuato Mine

Figure 5.2: Historical Guanajuato City Climate Data

Source: www.weatherbase.com website

5.3	Local Resources & Infrastructure

Guanajuato has a long history of mining, so labour and supplies are readily available. Storage, waste disposal, and plant sites are well established.

Electrical Power for the GMC is provided by the Federal Electricity Commission (CFE Comision Federal de Electricidad) which is owned by the Mexican Government. There is one power transmission line (13,200V) that provide the electrical power supply for the plant and mine. There are eight electrical substations of different capacities, including two compact substations, one for the Cata shaft hoist and Cata compressors. There are seven transformers with different capacities, two of 1500KVA, one of 600KVA, three of 500KVA and one of 225KVA.

5.4	Physiography

Guanajuato is located within the Central Plateau of Mexico in the Sierra Guanajuato Mountains. The terrain is moderately rugged, with elevations on the property ranging from 1,600 to 2,200 masl. Hillsides are deeply incised by drainage and slopes are moderately to extremely steep. Vegetation consists of grasses, small trees, shrubs, and cacti. Larger trees grow in the valley bottoms where there is more water.

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6.0              History

6.1	Ownership & Development History

Exploration in the Guanajuato Mine area dates to 1548 when silver mineralization was first discovered in the La Luz area by Spanish colonists. Two years later an outcrop of the Veta Madre was found on what is now the Rayas mineral claim. Mining took place on a relatively small scale until the early 1700s when application of explosives for tunnelling resulted in a significant increase in productive capacity. In the latter portion of the 18th century, Antonio Obregón y Alcocer financed the discovery and development of the Valenciana Mine (within the present Valenciana mineral claim). This mine became one of the premier silver mines in the world, at the time accounting for a third of global annual silver production. The Spanish controlled mining in the district until 1816 when mining ceased, and all production facilities were destroyed during the Mexican War of Independence. The Valenciana Mine was reopened in 1868 with British capital. The British interests ran the mines for ten years but did not enjoy much success, losing a considerable amount of money. Operations at that time were hampered by a lack of rail facilities and the necessity for hauling heavy equipment from the coast by mule. Mining production declined during the early 1900s due to low metal prices. At that time, American interests acquired and reopened many of the mines. Old ore dumps and tailings were reprocessed to extract gold and silver using the newly discovered cyanide process; however, the onset of the Civil War in 1910 severely curtailed mining activity in the country, resulting in a decades-long slump in production.

By the mid-1930s, demands for higher pay and better working conditions resulted in the mines being turned over to the Sociedad Cooperativa Minera Metalurgica Santa Fe de Guanajuato (the Cooperative) in 1939. The Cooperative operated several mines in the district throughout the latter half of the 20th century and into the 2000s. Great Panther acquired the Guanajuato Mine from the Cooperative in 2005. The operation included two main properties (Guanajuato and San Ignacio claims), a plant, workshops and administration facilities, mining infrastructure, and certain surface rights (real estate). The total purchase price was US$7,250,000 (paid) consisting of staged cash payments to the end of 2006.

Currently, the major assets and facilities associated with the Guanajuato Mine are:

■	Silver-gold deposits within the Veta Madre trend
■	The physical plant site including crushing, grinding, flotation and dewatering, the tailings storage facility, mine shafts and associated facilities, coarse ore bin, main ventilation fan, workshops, warehouses, administration buildings and dry facilities
■	Facilities providing basic infrastructure to the mine, including electric power from the national power grid and water supply from mine workings. The Cata plant site is served by community provided services such as water and sewerage
■	Underground infrastructure including mine shafts, ramps, ventilation raises, maintenance shops, and mobile equipment fleet
■	Access by paved roads to the plant and unsealed roads to the tailing’s facility
6.2	Exploration

The Cooperative conducted limited surface and underground diamond drilling on the Guanajuato Mine. The author has been informed through personal communication that the drill core from these holes no longer exists, although the logs and assays from these holes are available in the Mine Geology Department at the Cata mine site in Guanajuato and in electronic format. The Cooperative data was not included in the resource estimate.

Since 2005, Great Panther has collectively drilled 276,238.2 metres in 1804 holes at Guanajuato and San Ignacio Mines (Table 6.1). Specifically, at the Guanajuato Mine the Company has drilled 1,367 holes totalling 185,728.1m. Between the last TR effective date (August 31, 2017) to October 31, 2019 the Company has drilled 200 holes totalling 21,833.1m.

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Table 6. 1: Summary of Great Panther Drilling at Guanajuato & San Ignacio

Year	GUANAJUATO MINE		SAN IGNACIO MINE		SUBTOTAL
	No. of Drill Holes	Total Depth (m)	No. of Drill Holes	Total Depth (m)	No. of Drill Holes	Total Depth (m)
2005	8	1,567.3	-	-	8	1,567.3
2006	44	6,388.1	-	-	44	6,388.1
2007	65	10,148.0	-	-	65	10,148.0
2008	61	8,214.9	-	-	61	8,214.9
2009	32	1,559.4	-	-	32	1,559.4
2010	125	17,565.0	5	2,294.0	130	19,859.0
2011	157	22,343.4	56	16,878.5	213	39,221.9
2012	189	29,295.9	43	9,556.3	232	38,852.2
2013	159	26,253.3	13	1,143.7	172	27,397.0
2014	138	12,510.1	27	3,832.2	165	16,342.3
2015	109	12,339.0	34	4,739.4	143	17,078.4
2016	31	6,677.2	43	9,029.7	74	15,706.9
2017	77	13,696.8	102	22,165.0	179	35,861.8
2018	76	10,169.1	53	11,722.4	129	21,891.5
2019[1]	96	7,001.0	61	9,149.2	157	16,150.2
Total:	1367	185,728.1	437	90,510.1	1804	276,238.2
1.	Drilling to October 31, 2019
6.3	Historical Mineral Resource & Reserve Statements

A summary of the historical mineral resource estimates for the property are presented in Table 6.2 (Guanajuato Mine).

Table 6.2: Historical Mineral Resources & Reserve Estimates Guanajuato Mine

Effective Date	Company	Class	Tonnes	Au g/t	Ag g/t	Method	Cut off
May 31 2009	Wardrop Engineering Inc.	Indicated	351,995	1.19	359	ID2	US$37.50
		Inferred	24,233	0.98	296
Jan 31 2011	Scott Wilson Roscoe Postle Associates Inc.	Measured	188,000	1.64	306	ID3	136 g/t Ag eq
		Indicated	211,000	2.55	270
		M&I	399,000	2.12	287
		Inferred	212,000	4.39	106
Jan 31 2012	Robert F. Brown	Measured	275,800	2.21	264	ID3	Measured and Indicated Mineral Resources are estimated at a cut-off grade of 50 g/t Ag eq. For Inferred: Cut-off grades are 145, 115, 150 and 180g/t Ag eq for Cata, Pozos, SM and GTTO
		Indicated	232,600	2.66	122
		M&I	508,500	2.41	199
		Inferred	223,200	2.10	221
Jul 1 2013	Robert F. Brown & Linda Sprigg	Measured	362,000	1.82	179	ID3	Measured Mineral Resources are estimated at a cut-off grade of 50g/t Ag eq. Inferred Mineral Resources are reported at area-specific cut-offs as follows: Cata 176 g/t Ag eq, Guanajuatito 164g/t Ag eq, Pozos 178g/t Ag eq, San Cayetano 169g/t Ag eq, Santa Margarita 166g/t Ag eq, Valenciana 167g/t Ag eq and Promontorio 166g/t Ag eq.

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Effective Date	Company	Class	Tonnes	Au g/t	Ag g/t	Method	Cut off
Jul 31 2016	Robert F. Brown	Measured	114,695	1.53	264	ID3	Cut-offs are based on the marginal operating costs per mining area being US$76/tonne for Cata, US$85/tonne for Santa Margarita / San Cayetano, US$72/tonne for Los Pozos, US$66/tonne for Guanajuatito, and US$74/tonne for Valenciana
		Indicated	36,480	1.19	216
		M&I	151,175	1.45	253
		Inferred	147,327	2.13	129
Aug 31 2017	Matthew C. Wunder	Measured	170,978	1.50	227	ID3	Cut-offs are based on the marginal operating costs per mining area being US$76/tonne for Cata, US$70/tonne for Santa Margarita / San Cayetano, US$68/tonne for Los Pozos, US$93/tonne for Guanajuatito, and US$80/tonne for Valenciana / Promontorio.
		Indicated	43,929	1.25	215
		M&I	214,907	1.45	224
		Inferred	158,846	2.04	136
6.4	Production History

Production achieved by Great Panther to the end of October 2019 for the GMC is summarized in Table 6.3 below. Blending of the Guanajuato & San Ignacio material began in July 2016 and the processing (milling) of the blended ore continued to December 2018 and then on limited basis. The Guanajuato Mine has been on C&M since December 31, 2018 with limited stoping of remnants and mining of ore drives.

Table 6.3: Production Figures, Guanajuato Mine Complex

Year	Tonnes Mill/Mine GTO	Tonnes Mill/Mine San Ignacio	Tonnes (milled)	Ag (oz)	Au (oz)
2006	86,111	-	86,111	105,480	988
2007	203,968	-	203,968	521,225	3,794
2008	155,079	-	155,079	848,083	5,488
2009	138,517	-	138,517	1,019,751	6,748
2010	144,112	-	144,112	1,019,856	6,619
2011	169,213	-	169,213	959,490	7,515
2012	174,022	-	174,022	1,004,331	10,350
2013[1]	220,463	1,082	221,545	1,079,980	15,063
2014[1]	213,658	54,154	267,812	1,239,009	15,906
2015[1]	180,691	129,253	309,944	1,708,061	21,126
2016[1]	136,349	183,694	320,043	1,473,229	21,626
2017[1]	131,335	185,475	316,810	1,386,964	21,501
2018[1]	88,364	212,650	301,014	1,096,757	19,073
2019[1,2]	3,921	151,768	155,689	480,465	9,887
Total	974,781	918,076	2,963,879	13,942,681	165,684

Source: Great Panther Annual reports for 2006 to 2018 inclusive

1.	2006-2015 reported figures reflect tonnes milled, 2016-2019 reported figures reflect tonnes mined which has a small discrepancy to tonnes milled.
2.	2019 details from production records to October 31, 2019
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7.0              Geological Setting and Mineralization

7.1	Regional Geology

The GMC is in the Guanajuato Mining District, which is in the southern part of the Mesa Central physiographic province. The Mesa Central is an elevated plateau of Cenozoic volcanic and volcaniclastic rock (66 Ma to present) located in central Mexico. It is bounded to the north and east by the Sierra Madre Oriental, to the west by the Sierra Madre Occidental, and to the south by the Trans-Mexican Volcanic Belt.

Rocks within the Mesa Central consist of a Paleocene to Pliocene sequence of dacite-rhyolite, andesite, and basalt, (66 Ma to present), with related intrusive bodies and intercalated local basin fill deposits of coarse sandstones and conglomerates. This Cenozoic volcanic-sedimentary sequence overlies a package of deformed and weakly metamorphosed Mesozoic submarine mafic volcanic and turbidite rocks.

Within the Mesa Central, the GMC is situated within the Sierra de Guanajuato, a northwest-trending anticlinal structure approximately 100 km long and 20 km wide (see Figure 7.1). The strata within the belt are transected by northwest, north, east-to-west, and northeast-trending regional scale faults. It is predominantly the northwest-trending structures that control the position of mineralization. Normal fault movement along northeast-trending faults resulted in the downward displacement of certain blocks and the preservation of strata that was eroded in other areas. The northwest faults and structural intersections along these faults are therefore important locators of mineral camps within the belt.

Cretaceous volcanic rocks (145 Ma – 79 Ma) of La Luz Basalt underlie the San Ignacio property. These rocks are part of a volcanic-sedimentary complex that has various tectonic interpretations, but in general preserves a tectonic history though to be related to a north-eastward tectonic thrust event. By contrast, much of the area to the south (e.g., in and around Guanajuato Mine) is underlain by a series of Tertiary volcanic rocks that lie unconformably on top of the La Luz Basalt. The lower Guanajuato Conglomerate is widespread and is of mid-Eocene to early Oligocene (41.2 Ma - 27.82 Ma). Later volcanic rocks were deposited unconformably on the Guanajuato conglomerate in a caldera setting at the intersection of regional northeast and northwest mid-Oligocene extensional fracture systems.

Three main northwest-trending precious metal-bearing vein systems occur in the district as follows: The Sierra, Veta Madre, and La Luz systems (see Figure 7.1).

The low sulphidation epithermal system deposit characteristics encountered in the Rayas, Cata, Valenciana, Guanajuatito, Pozos, San Vicente, San Cayetano and Santa Margarita zones in the Guanajuato mine are:

■	Quartz-adularia vein / breccia system
■	Shear controlled
■	Vertical extension over 700m
■	Native Silver
■	Electrum
■	Sulphides and Ag-sulphides
■	Sulphosalts
■	Quartz and calcite
■	accessory pyrite, galena, sphalerite and chalcopyrite
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Figure 7.1: Guanajuato Regional Geology

Source: modified from Servicio Geologico Mexicano, 1998. Carta Geologico-Minera, Guanajuato F14-C43, & Servicio Geologico Mexicano, 1999. Carta Geologico-Minera, Guanajuato F14-C42 1: 50,000 regional geology maps

7.2	Local & Property Geology

The Guanajuato Mining District is underlain by Mesozoic marine sediments and predominantly mafic submarine lava flows, (252 Ma – 66 Ma), of the Luz and Esperanza Formations, which are weakly metamorphosed and intensely deformed. This basal sequence is cut by a variety of intrusive bodies ranging in composition from pyroxenite to granite with tonalitic and dioritic intrusive being the most volumetrically significant.

At the Guanajuato Mine, Cenozoic volcanic and volcanogenic sediments unconformably overlie the Mesozoic basement rocks. In the area, the oldest Cenozoic unit is the Paleocene Comanja granite, (66 Ma – 56 Ma), this was followed by the Eocene extrusion of andesite (56 Ma – 33.9 Ma) which was sporadically deposited and contemporaneous with the deposition of the Guanajuato conglomerate in localized grabens. The Guanajuato conglomerate underlies an unconformity beneath a sequence of felsic to mafic volcanic rocks that consist of Oligocene ignimbrites, lava flows and domes (33.9 Ma – 23 Ma). The local area geology is shown on Figure 7.2.

The country rocks are transected by numerous faults which host precious metal-bearing veins, stockworks and breccia. The veining and mineralization is early Oligocene in age and hence contemporaneous with the eruption of felsic – intermediate volcanic rocks. The primary strike direction of the faults which host the mineralized veins is northwest. Of lesser significant are the north-south, east-west, and northeast orientations. Principal fault systems in the Guanajuato camp are the La Luz, Sierra, and Veta Madre as displayed on Figure 7.1. The Veta Madre hosts the Mineral Resource that is the subject of this report. The Veta Madre structure is traceable for 25 km through the district. It strikes northwest southeast and dips at ~45 degrees to the southwest. A longitudinal section along the plane of the main productive portion of the Veta Madre is shown as Figure 7.3 .

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Figure 7.2: Local Geology Map, Guanajuato Mine

Source: modified from Servicio Geologico Mexicano, 1998. Carta Geologico-Minera, Guanajuato F14-C43, 1: 50,000 regional geology map.

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Figure 7.3: Long Section along the plane of the Veta Madre for the Guanajuato Mines

7.3	Mineralization

Mineralization at the GMC is closely associated with the structural history. The “Veta Madre” quartz-adularia vein / breccia system is closely associated with the Veta Madre fault and an associated diorite dyke (thickness varying from discontinuous lenses at Guanajuatito to a 50-100m thick body in the Cata, Los Pozos, and Santa Margarita areas), oriented 325-degrees with a 45-degree southwest dip. The Veta Madre forms along the dyke contacts, and in the footwall Esperanza Formation. Plan and longitudinal map depictions of the mineralized zones along the Veta Madre are shown in Figure 7.4, and Figure 7.5.

The mineralizing event is thought to have taken place during the early Oligocene, a period of intense felsic volcanic activity in the area, and comprised three stages termed pre-ore, ore, and post-ore. Pre-ore mineralization consists of trace silver and gold with accessory quartz and adularia. Ore mineralization comprises an early silver-rich phase associated with adularia, as well as a later low-silver variant, which is typified by calcite and quartz. The post-ore mineralization is also precious metal poor, with accessory calcite, dolomite, and fluorite. Zone thickness ranges from centimeter-scale to tens of meters.

The vertical extent of the deposits at Guanajuato spans over 700 meters. Mineralization occurring above the 2,100-meter elevation was termed “upper ore”, between 2,100 meter and 1,700 meter “lower ore”, and below the 1,700-meter elevation “deep ore” (Randall, 1994). Fluid inclusion data (Moncada, 2011) from over 850 samples gathered through the mine and in deep drilling from the Santa Margarita area, indicated boiling zones from the 2,100-meter to 1500-meter (deepest drilling at the GMC) elevations. Moncada’s work, along with Barclay and Rhys’s structural observations suggest up to eight (8) stages of crosscutting brecciation. The variable range of Ag:Au ratios indicate that the mineralization along the Veta Madre is associated with multi-phase structural activity and fluid flow.

The best mineralization is often found related to bends in the Veta Madre orientation (Barclay, 2007 and Rhys, 2013) such as at San Vicente in the Rayas area, and at Cata and Santa Margarita. These structural bends may be due to changes in rock type competencies, and varying thickness of the diorite dyke. The potential to find further mineralization both laterally, and in parallel breccia structures to know precious metal mineralization zones is considered excellent.

The primary economic components are silver and gold, with silver the more important of the two. Base metals do not normally occur in economic concentrations. Average silver grades of the ore are typically in the 100g/t Ag to 500g/t Ag range but locally can be over 1,000g/t Ag. Gold grades are generally in the 0.5g/t Au to 2g/t Au range, except for Santa Margarita where average grades are in the range of 5-7g/t Au. Relative gold and silver contents at Santa Margarita are quite different from Cata, Los Pozos and Guanajuatito. The average silver to gold ratio in Cata is roughly 225:1, at Pozos 250:1, at Guanajuatito 275:1 while at Santa Margarita 3.5:1. Within the mine, drill core and channel samples are not normally analysed for base metals so an average grade for Cu, Pb or Zn is not obtainable.

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7.3.1	Guanajuatito Veins

At the Guanajuatito area the main mineralization occurs just into the footwall Esperanza Formation deformed siltstone and shale. Six zones were block modelled at Guanajuatito, with the Veta Madre and the closely associated footwall (FW) zone being dominant below the 80 level. The Guanajuatito area geology and mineralization, and 3D models and workings are depicted on sections in Figure 7.6 and Figure 7.7.

7.3.2	Valenciana Veins

At the Valenciana area there are parallel mineralized structures (Veta Madre) at the Esperanza Formation – Diorite contact and into the Esperanza Formation. A total of seven Valenciana zones we block modelled. The Valenciana area geology and mineralization, and 3D models and workings are depicted on sections in Figure 7.8 and Figure 7.9.

7.3.3	Cata Veins

At the Cata area, Veta Madre mineralization occurs along the base of the diorite dyke near the footwall contact with the Esperanza Formation, and as seven separately block modelled zones within the diorite. Several of these zones are shallow dipping structural splays. The Cata area geology and mineralization, and 3D models and workings are depicted on sections in Figure 7.10 and Figure 7.11.

7.3.4	Los Pozos Veins

The Los Pozos area zones, between Cata and Rayas shafts, are comprised of six vein stockwork to breccia systems (Veta Madre) at the base of the diorite dyke and into the Esperanza Formation, as well as on the upper diorite dyke contact with the Guanajuato Formation conglomerates. The Los Pozos area geology and mineralization, and 3D models and workings are depicted on sections in Figure 7.12 and Figure 7.13.

7.3.5	Santa Margarita Veins

The Santa Margarita area zones form a complex structural set of three bodies within the diorite dyke and at its upper contact with the Guanajuato Formation conglomerates or basal andesite. These are above the Veta Madre breccia which is at the diorite contact with the footwall Esperanza Formation. The Santa Margarita area geology and mineralization, and 3D models and workings are depicted on sections in Figure 7.14 and Figure 7.15.

7.3.6	San Cayetano Veins

The San Cayetano area zone occurs deep in the Veta Madre south of the Rayas shaft and tend to be narrow and often in the upper portion of the Veta Madre structure. Notable at San Cayetano is that the two breccia zones contain minor amount of chalcopyrite, galena, and sphalerite, along with pyrite, in association with gold and silver values. The San Cayetano area geology and mineralization, and 3D models and workings are depicted on sections in Figure 7.14 and Figure 7.15.

7.3.7	Promontorio Veins

The Promontorio area zones occur in the hanging-wall Guanajuato Formation conglomerates immediately above the Veta Madre structure at the contact of the Guanajuato Formation and the diorite dyke, and as well in the diorite dyke. The Promontorio area geology and mineralization, and 3D models and workings are depicted on sections in Figure 7.16 and Figure 7.17.

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Figure 7.4: Guanajuato Mine mineralization interpretation and zones, plan view

Figure 7.5: Guanajuato Mine mineralization interpretation and zones, section view

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Figure 7.6: Geology & Mineralization, section view 2925N, Guanajuatito area

Figure 7.7: 3D model of mineralization and underground workings, Guanajuatito area

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Figure 7.8: Geology & Mineralization, section view 2150N, Valenciana area

Figure 7.9: 3D model of mineralization and underground workings, Valenciana area

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Figure 7.10: Geology & Mineralization, section view 600N, Cata area

Figure 7.11: 3D model of mineralization model and underground workings, Cata area

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Figure 7.12: Geology & Mineralization, section view 175N, Los Pozos area

Figure 7.13: 3D model of mineralization model and underground workings, Los Pozos area

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Figure 7.14: Geology & Mineralization, section view 75S, Santa Margarita & San Cayetano areas

Figure 7.15: 3D model of mineralization model and underground workings, Santa Margarita & San Cayetano areas

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Figure 7.16: Geology & Mineralization, section view 450S, Promontorio area

Figure 7.17: 3D model of mineralization model and underground workings, Promontorio area

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8.0              Deposit Type

The mineral deposits in the Guanajuato area are classic fissure-hosted low-sulphidation epithermal gold-silver-bearing quartz veins and stockwork. Economic mineralization consists of fine-grained disseminations of acanthite, electrum, aguilarite, and naumannite with accessory pyrite, and relatively minor sphalerite, galena, and chalcopyrite. Gangue minerals include quartz, calcite, adularia, and sericite. The veins are accompanied by hydrothermal alteration consisting of argillic, phyllic, silicic, and propylitic facies. Mineral textures in this zone are typically fracture-filling, drusy, and coliform masses.

Epithermal systems, form near surface, usually in association with hot springs, and at depths in the order of several hundred’s meters below the paleosurface. Hydrothermal processes are driven by remnant heat from volcanic activity, which in the case of Guanajuato occurred in the middle to late Tertiary. Circulating thermal waters, rising through fissures, eventually reach the “boiling level” where the hydrostatic pressure is low enough to allow boiling to occur. This can impart a limit to the vertical extent of the mineralization as the boiling and deposition of minerals is confined to a relatively narrow band of thermal and hydrostatic conditions. In many cases, however, repeated healing and reopening of host structures can occur, which causes cyclical vertical movement of the boiling zone, resulting in mineralization that spans a much broader range of elevations. This appears to have occurred at the Guanajuato Mine.

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9.0              Exploration

9.1	Summary of Non-Drilling Exploration Activity

Exploration work conducted by Great Panther has consisted almost exclusively of diamond drilling, primarily from underground. The drilling is described in more detail in Section 10 of this report. In 2016 a program was initiated to re-evaluate the “Old Stopes” throughout the Guanajuato Mine looking for unmined mineralized segments of the Veta Madre or hanging and foot-wall structures. This work started in the upper part of the Rayas area and is progressing at depth and to the northwest. It continued through 2017 and into 2018 on an ad-hoc basis. In late 2018 with the closure of the Guanajuato Mine imminent, the program was re-initiated using geological staff from the Guanajuato Mine being seconded into the Exploration group. A program of geological mapping and sampling was carried out on all accessible levels from November 2018 to July 2019 and will continue as further historical levels are checked and rehabilitated.

Underground exploration sampling since the last TR (effective date August 31, 2017) until October 31, 2019 totals 5,222 samples. The sampling was done as part of a comprehensive review of historical data, and re-mapping and re-sampling of accessible historical areas to develop zones of interest for targeting by core drilling. These samples are represented in plan and longitudinal section as Figure 9.1 and Figure 9.2.

Three underground drill rigs were contracted in May 2019 to begin an aggressive drilling program based on historical and recently acquired data. The drilling program is focused on the upper levels of the mine in the Promontorio, Los Pozos and Valenciana areas.

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Figure 9.1: Underground exploration sampling, plan view

Figure 9.2: Underground exploration sampling, longitudinal view

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10.0              Drilling

10.1	Drilling Summary

Diamond drilling at Guanajuato is conducted under two general modes of operation: one by the exploration staff (exploration drilling) and the other by the mine staff (production and exploration drilling). Production drilling is predominantly concerned with definition and extension of the known zones, to confirm and upgrade the resources and to guide development and mining and is generally done to provide access for sampling and localized knowledge of the vein position which regularly pinches and swells.

Exploration drilling is conducted further from the active mining area with the goal of expanding the mineral resource base. Drilling results from both programs are used in the estimation of mineral resources. Since the Guanajuato Mine went into C&M status at the end of 2018, all post-2018 drilling has been conducted by the Exploration staff.

Since the start of C&M exploration staff have made a concerted effort compiling historical data, geological mapping, sampling and drilling to find extensions of various orebodies and new targets for exploration. Drilling to date in 2019 has been focused in the Promontorio, Los Pozos and Valenciana areas. A drill-hole location plan map current as at the end of October 2019 is presented as Figure 10.1 and a longitudinal view of the drill holes is shown as Figure 10.2. Exploration drilling is carried out with the use of three underground contract drills. The three contract drills are focused on upgrading mineral resource definition, and in drilling new targets. Upgrading of resources is being carried out at the Los Pozos, Valenciana, and Promontorio zones.

Great Panther had a 10,000-meter drill budget for the Guanajuato Mine in 2019. By October 31, 2019 a total of 7,001.0 meters of drilling were completed in 96 holes. The author is in full agreement with the focus and functionality of the Guanajuato Mine exploration program.

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Figure 10.1: Drill Hole Location Plan Map, Guanajuato Mine

Figure 10.2: Longitudinal Section with Drill Holes, Guanajuato Mine

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10.2	Drilling Procedures & Methodology
10.2.1	Drilling Methodology

The management, monitoring, surveying, and logging of the current 2010 to 2019 series of UGG prefix exploration holes and production holes are carried out under the supervision of the Great Panther mine geological staff.

Drill collar surveys are conducted by total station instrument and uploaded directly to a database for merging with the drill hole logging data. Down hole surveys are currently performed every 50 meters using a Reflex instrument, and the survey data are manually input to the database. For the shorter production holes, typically less than about 60 meters, down-hole surveys are not performed, and the orientation is measured at the collar only. Also, the UGG holes from UGG10-001 to UGG11-021 had no down-hole survey measurements collected.

All drill-hole data was stored in Great Panther’s SQL database (the database) at the Cata office in Guanajuato. The database contents were backed up every two hours and copied daily to a master database in Great Panther’s head office.

A summary of the drilling per year is provided in Table 10.1.

10.2.2	Core Handling & Visual Logging

Logging is carried out by geologists at the Great Panther facility located at the Cata Mine and plant site. The logging facility is located within the mine compound, which is gated and guarded, and is secure. Core is laid out by the technicians, checked, re-pieced and washed. Depth markers are checked and confirmed, and the boxes are labelled with intervals. Field technicians take measurements of recovery and rock quality designation (RQD), these measurements are written on formatted sheets for later data entry, and the core is then logged by the geologist with the geological descriptions written in long hand onto a formatted sheet for later data entry into a database. A geologist marks up the sample intervals on the core boxes, the core is then photographed. Intervals for specific gravity measurements are defined by the geologist from two or three locations within the mineralized intervals, the specific gravity measurements are determined using the water immersion method, with the information recorded onto a pre-formatted sheet for later data entry.

Up to mid-2016 all sample and geological data was entered into a DataShed© database via the LogChief software. GMC (all geological staff) now use an in-house software that loads data directly into Microsoft SQL. The contents of the SQL databases are copied daily to a master SQL database in the Great Panther head office in Vancouver with a backup made every evening.

Assay data files are sent directly from the SGS laboratory (Cata laboratory managed by SGS until December 31, 2018) into a specific site on the Cata server. Database management personnel take the assays from this site and merge them with the sampling information in the SQL database.

10.3	Drilling Results & Interpretation

Drilling results are compiled and based on the geological setting categorized to their situation relative to, or within, the Veta Madre. This interpretation is done using historical level mapping, and mapping and core drilling by the Company. The interpretation is completed by competent on-site exploration geologists with experience working in the Guanajuato Mine and outlined as wireframes using MicroMine 3D geological software. The interpretation is then reviewed by the Company QP’s, who in turn may modestly modify the interpretation and the MicroMine wireframes, or who may duplicate the wireframes using Leapfrog 3D geological software. These final wireframes will then be the basis for the block models of all areas and zones.

10.4	Drilling Factors Impacting Accuracy & Reliability of Results

There are no other significant drilling or sampling factors that would materially influence the accuracy and reliability of the results.

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Table 10.1: Drilling per year, Guanajuato Mine

Year	Zones	Drilling Company	Surface / Underground	ID	Total Depth (m)	No. of Holes
2005	Esperanza	BD Drilling Mexico	Surface	GTT05-001 to GTT05-006, GTT-317 and GTT-318	1,567.3	8
2006	Animas	MMR	Underground	GTM06-001 to GTM06-013	687.1	13
	Esperanza	BD Drilling Mexico	Surface	GTT06-007 to GTT06-019	3205	13
	Animas	BD Drilling Mexico	Surface	GTT06-020 to GTT06-027	1375.1	8
	Promontorio	BD Drilling Mexico	Surface	GTT06-028 to GTT06-034	1010.0	7
	Guanajuatito	Canrock Drilling / HD Drilling (name change)	Underground	UG06-014 to UG06-016	111	3
2007	Cata	Canrock Drilling / HD Drilling (name change)	Underground	EUG07-001 to EUG07-009	1664.3	9
	SVS	Canrock Drilling / HD Drilling (name change)	Surface	SG07-035 to SG07-045	2135.0	12
	Tepeyac	Canrock Drilling / HD Drilling (name change)	Surface	SG07-046 to SG07-052	1477.4	7
	Remedios	Canrock Drilling / HD Drilling (name change)	Surface	SG07-053 to SG07-058	1154.6	6
	Promontorio	Canrock Drilling / HD Drilling (name change)	Surface	SG07-059 to SG07-068	2641.6	10
	Animas	MMR	Underground	UG07-017 to UG07-021, UG07-028	180.3	6
	SVN	MMR	Underground	UG07-022 to UG07-025, UG07-032	239.1	5
	Rayas	MMR	Underground	UG07-029 to UG07-031, UG07-034 to UG07-035, UG07-037	366.2	6
	Guanajuatito	MMR	Underground	UG07-033, UG07-036, UG07-039 to UG07-040	289.5	4
2008	Cata	Canrock Drilling / HD Drilling (name change)	Underground	EUG07-010 to EUG07-037, UG08-043, UG08-049 to UG08-056, UG08-060, UG08-067	6494.2	35
	Guanajuatito	BD Drilling Mexico MMR	Surface/ Underground	SG08-069 to SG08-070, UG07-038, UG07-041, UG07-044 to UG07-048, UG07-050, UG07-052 to UG07-053, UG07-057 to UG07-058, UG07-061 to UG07-063	1178.6	17
	Rayas	MMR	Underground	UG07-042	44.2	1
	Pozos	MMR	Underground	UG08-055, UG08-059, UG08-064 to UG08-066, UG08-068, UG08-070 to UG08-071	497.9	8
2009	Cata	MMR	Underground	UG08-069, UG08-072 to UG08-078, UGC09-001 to UGC09-011	1088.3	19
	Guanajuatito	MMR	Underground	UG09-079 to UG09-087, UG09-093 to UG09-094	337.4	11
	Pozos	MMR	Underground	UG09-091 to UG09-092	133.7	2
2010	Cata	Landdrill International, Mexico MMR Energold Drilling Corp.	Underground	EUG10-079 to EUG10-081, UG10-115, UG10-118, UGC10-012 to UGC10-017, UGC10-037 to UGC10-041	1707.9	16
	Guanajuatito	Energold Drilling Corp.	Underground	UG09-095 to UG09-097, UGG10-001 to UGG10-021	2519.6	24
	Rayas	Landdrill International, Mexico	Underground	EUG10-038 to EUG10-078, UG10-112 to UG10-113, UG10-116 to UG10-117	10827.8	45
	Pozos	Landdrill International, Mexico	Underground	UG10-098 to UG10-107, UGC10-018 to UGC10-036	1661.8	29
	SV	Landdrill International, Mexico	Underground	UG10-108 to UG10-111	69.8	4
	Valenciana	Energold Drilling Corp.	Underground	UGV10-042 to UGV10-048	778.1	7
2011	Cata	Landdrill International, Mexico MMR	Underground	EUG11-082 to EUG11-090, UG11-132 to UG11-158	2363.5	36
	Guanajuatito	Landdrill International, Mexico	Underground	UGG11-022 to UGG11-054	6937.4	33
	Rayas	Landdrill International, Mexico	Underground	EUG11-101 to EUG11-131, EUG11-133, UG11-119 to UG11-131, UGM11-003 to UGM11-010	8516.3	52
	Pozos	MMR	Underground	UGM11-001 UGM11-002	51.2	2
	Santa Margarita	Landdrill International, Mexico	Underground	UGSM11-001 to UGSM11-019	1630.0	19
	Valenciana	Landdrill International, Mexico	Underground	EUG11-091 to EUG11-100, UGV11-001 to UGV11-005	2845.0	15

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Year	Zones	Drilling Company	Surface / Underground	ID	Total Depth (m)	No. of Holes
2012	Cata	MMR Servicios Drilling, Mexico	Underground	UG12-159 to UG12-174, UGC12-042 to UGC12-043, UGM12-029 to UGM12-030, UGM12-051	1262.8	22
	Guanajuatito	Landdrill International, Mexico Major Drilling, Mexico	Underground	UGG12-055 to UGG12-095, UGM12-012 to UGM12-015, UGM12-027 to UGM12-028	11685.8	47
	Rayas	MMR Servicios Drilling, Mexico	Underground	UGM12-011, UGM12-016 to UGM12-023, UGM12-025 to UGM12-026, UGM12-031 to UGM12-035, UGM12-046 to UGM12-047, UGM12-050, UGSM12-020 to UGSM12-021, UGSM12-037, UGSM12-039	1731.2	23
	Pozos	MMR	Underground	UGM12-048 to UGM12-049	93.2	2
	San Cayetano	Servicios Drilling, Mexico	Underground	UGSC12-001 to UGSC12-011	2786.2	11
	Santa Margarita	Servicios Drilling, Mexico Landdrill International, Mexico	Underground	UGM12-036 to UGM12-055, UGSM12-022 to UGSM12-036, UGSM12-038, UGSM12-040 to UGSM12-045	4947.8	36
	Valenciana	Landdrill International, Mexico Servicios Drilling, Mexico	Underground	UGV12-006 to UGV12-020, UGV12-021 to UGV12-053	6,788.9	48
2013	Cata	Diamec 232	Underground	UGC13-044 to UGC13-084, UGDC13-032 to UGDC13-034	5626.6	45
	Guanajuatito	Servicios Drilling, Mexico	Underground	UGG13-096 to UGG13-117	4062.4	22
	Rayas	Diamec 232	Underground	UGD13-056 to UGD13-058	296.8	3
	Pozos	Diamec 232	Underground	UGP13-001 to UGP13-031	1924.4	31
	San Cayetano	Servicios Drilling, Mexico	Underground	UGSC13-012 to UGSC13-015	1118.7	4
	Santa Margarita	Servicios Drilling, Mexico	Underground	UGSM13-046 to UGSM13-080	9565.1	35
	Valenciana	Servicios Drilling, Mexico	Underground	UGV13-054 to UGV13-072	3659.3	19
2014	Cata	Diamec 232	Underground	UGC14-004 to UGC14-010, UGC14-040 to UGC14-050, UGC14-079 to UGC14-084, UGC14-169, UGC14-02A, UGC14-03A, UGC14-001	2,953.2	28
	Guanajuatito	Servicios Drilling, Mexico	Underground	UGG14-001 to UGG14-005	208.7	5
	Pozos	Diamec 232	Underground	UGDP13-035 to UGDP14-041	329.8	7
	San Cayetano	Servicios Drilling, Mexico	Underground	UGSC14-016 to UGSC14-040	1,970.35	25
	Santa Margarita	Servicios Drilling, Mexico	Underground	UGDSM14-001 to UGDSM14-028, UGSM14-081 to UGSM14-090	3,763.8	37
	Valenciana	Servicios Drilling, Mexico	Underground	UGMV14-001 to UGMV14-009, UGV14-001 to UGV14-0029	3284.2	36
2015	Cata	Diamec 232	Underground	UGC15-053, UGC15-055, UGC15-057 to UGC15-073, UGCN15-001 to UGCN15-006	3,310.55	27
	Pozos	Diamec 232	Underground	UGDP15-042 to UGDP15-051, UGP15-001 to UGP15-010, UGP15-047	1932.15	21
	San Cayetano	Servicios Drilling, Mexico	Underground	UGSC15-041 UGSC15-049	940.4	8
	Santa Margarita	Servicios Drilling, Mexico	Underground	UGDSM15-001 to UGDSM15-004, UGSM15-005 to UGSM15-007	688.9	7
	Valenciana	Servicios Drilling, Mexico	Underground	UGV15-030 to UGV15-073, UGVN15-002, UGVN15-004	5,467	46

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Year	Zones	Drilling Company	Surface / Underground	ID	Total Depth (m)	No. of Holes
2016	Los Pozos	Versa Perforaciones SA de CV	Underground	UGP-001 to UGP16-003	792	3
	Guanajuatito		Underground	UGG16-001 to UGG16-010, UGGM16-001, UGGM16-003/005/006	3,108.7	14
	Santa Margarita		Underground	UGDSM16-001 to UGDSM16-002, UGMP16-001, UGP16-004	421.5	4
	Valenciana		Underground	UGV16-001 to UGV16-010	2355	10
2017	Cata, GTTO, Santa Margarita, Rayas, Valenciana	Versa Perforaciones SA de CV	Underground	UGV17-001 to UGV17-039, UGC17-001 to UGC17-010, UGG17-001 to UGG17-011, UGSM17-001 to 003, UGMPM17-001 to 004, UGP17-001 to 002, UGPM17-001 to 004. UGDC17-001, UGDV17-001, UGG16-001	13,696.8	77
2018	Rayas	DR Drilling	Underground	PZDR18-001 to PZDR18-013	740	13
	Cata, GTTO, Santa Margarita, Rayas	Versa Perforaciones SA de CV	Underground	UGCM18-003 to UGCM17-006, UGG18-001 to UGG18-018, UGGD18-001/ 004, UGGD19-006, UGMPM18-001, UGMR18-001-UGMR18-003, UGPM18-001/002-UGPM18-004, UGDSM18-001 to UGDSM18-004	5,638.05	39
	Valenciana	Versa Perforaciones SA de CV	Underground/ Surface	UGV18-001 to UGV18-021, UGDV18-001/002, UGV17-040	3,791	24
2019[1]	Los Pozos	OV Drilling	Underground	UGP19-001 to 039, SP19-001 to SP19-003, UGDP19-001 to 004	2,969	46
	Promontorio		Underground	UGPM19-001 to UGPM19-032	2,212.66	32
	Valenciana		Underground	UGV19-001 to UGV19-018	1,819	18
Total					185,728.1	1,367
1.	January 1st, 2019 to October 31st, 2019
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11.0              Sampling Methodology & Procedures

11.1	Drill Core Sampling

The drill core samples were prepared by technicians working under the direction of the Mine and Exploration Geologists. The exploration diamond drill core is of HQ and NQ diameter. The production holes drilled prior to July 2011 were generally AQ diameter. During July 2011, a BQ diameter rig (Diamec) was added to the production drilling capacity.

Depending on the diameter of the drill core to be sampled, it is either cut in half using a diamond bladed saw (NQ and HQ) or sampled whole (AQ and BQ). A technician then records the intervals for sampling in a numbered and perforated ticket book, a numbered part of each ticket is stapled to the core tray at the appropriate sample interval and the butt portion of the ticket book is completed with drill hole number and interval information. For each sample interval, the core (or half core) is placed along with a numbered ticket inside a pre-numbered clear plastic sample bag. The bag is then tied with string and delivered with other samples from the same hole to the onsite Cata laboratory. Sample numbers and intervals are written on the ticket books for later data capture.

Sample lengths are generally determined by mineralogical or lithological characteristics. For the exploration drilling, the protocol is for maximum sample lengths to be 1.5m and the minimum length to be 0.5 meters. For production drilling, in areas of little or no obvious mineralization, maximum sample lengths are from 1.5 to 2.0 meters. In mineralized or silicified zones, the maximum sample length is reduced to 0.6 meters while the minimum length is 0.3 meters. There are several instances where drill samples with lengths greater than 2.0 meters occur in the database, the reason being that for broken and/or small diameter core.

In the authors opinion, drill sample preparation methods carried out by Great Panther personnel are appropriate and of industry standard.

11.2	Channel Sampling Procedures

Channel sampling is carried out daily in accessible stopes and development headings by technicians after the sample positions are marked out by a geologist and a detailed drawing of the face is made. The samples consist of chips broken along a line across the structure using a rock hammer and chisel.

The quality of the channel samples is more variable than the drill samples. The rock is observed to be highly variable in hardness and competence and it is therefore difficult to achieve volumetrically consistent representation along the entire sample length. Sample bias can result where higher grades happen to correlate with zones of hardness characteristics.

The increased variance may also be due to the use of the mat rolling technique to reduce the channel sample mass. It is recommended that an alternative method to mat rolling is used to reduce the sample size if possible.

The channel sample data is stored digitally in Microsoft SQL© database, along with grade information and notes regarding the location from which the sample was taken. Improvements in the documentation of underground sampling were instituted in 2012 so that continuous channel sampling is recorded as a pseudo-drill hole. This system has made compositing of samples possible.

In the authors opinion, channel sample preparation methods carried out by Great Panther are appropriate and of industry standard.

11.3	Sample Preparation, Analytical Methodology, & Procedures
11.3.1	Analytical Laboratory

Most of the analytical work was carried out at an on-site laboratory managed for Great Panther by SGS Group (SGS-GTO) which is located within the confines of the Cata Facility. The laboratory is equipped to perform Aqua Regia digest, fire assay, gravimetric and atomic absorption spectroscopy (AAS). The laboratory reverted to Company management (Cata lab) at the beginning of 2019, and therefore lost its accreditation that was gained under the SGS Group.

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The analysis process involves initial receipt of samples by Cata lab from Geology personnel followed by oven-drying of samples. Dry samples are then run through a crusher (10 mesh) and subsequently a 200g split is run through a disc mill for pulverizing to 98% passing 200 mesh. Samples are analysed by Aqua Regia with an AA finish, and any that report greater than 10g/t Au or 300g/t Ag are re-analysed by fire assay with a gravimetric finish. The laboratory can also perform determinations for arsenic, copper, lead, zinc, and antimony but these elements are not typically analysed for drill hole or channel samples.

The author visited the Cata laboratory and found it to be orderly and appropriately configured for the analytical work required. Internal QAQC is conducted and analytical methods used are industry standard. The laboratory was ISO certified under SGS Group to the end of 2018. An enhanced umpire assay regime was commenced in early 2019, by submitting Guanajuato Mine core sample pulps SGS-Durango for re-assay. This includes re-assay of core samples and Company inserted standards, blanks and duplicates.

11.3.2	Density Determination

Samples approximately 10cm in length were selected from whole or half-core (NQ or HQ) by the field technician and returned to the core box after bulk density determinations were completed.

The test work was completed on site by field technicians and followed the water submersion method on air-dried samples (not in an oven). Non-friable, non-porous core samples were weighed in air and then weighed while suspended from the scale in a basket, which was submerged in water. The raw information was recorded on paper logs.

Although no formal QC program was in place to provide confidence in the precision or accuracy of the results, the results are within the range of expected density values for the material tested. It is recommended that duplicate samples selected at a standard frequency be sent to an external laboratory for testing and the scale monitored regularly using a standard weight to add confidence to the dataset.

The author believes the bulk density test work was conducted using appropriate procedures and is reliable for resource estimation.

11.4	Sample Security

Sample security is considered by the author to be acceptable and in line with common industry practices. The Geology Department and Exploration core sheds and the Cata laboratory are located within the Cata Facility which is fenced and guarded around the clock.

11.5	Quality Assurance & Quality Control Methodology & Procedures

Until the end of 2018 the SGS-GTO / Cata laboratory manager conducted routine Quality Assurance/Quality Control (QA/QC) and instrument calibration and maintained a database of the results. This was continued with the reversion of the laboratory to Company management.

Additional to internal Laboratory QA/QC monitoring, Great Panther personnel also insert quarter-core duplicates, standards, and blanks into the channel and drill sample streams as well as arranging regular umpire checks. The protocol is for a duplicate for every 19 samples, and one blank and a standard for every 40 samples. Suspicious QA/QC results are detected by the Database Administrator who informs the relevant Geologist. Re-assaying is performed in cases where data entry and sample collection issues such as sample swaps are ruled out by the Geologist.

In January 2013, Great Panther Topia and Guanajuato QA/QC data were audited by Dr. Wesley M. Johnson of Quality Analysis Consultants. Regarding SGS GTO laboratory, the author has stated that 'There is no obvious problem with the data generated in the laboratory from either an accuracy or a precision standpoint.’ (Johnson, 2013).

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As a precaution with the laboratory reverting back to the Company the author has run parallel analytical work on the Guanajuato Mine underground drill program whereby samples are initially prepared and assayed at Cata lab, and pulps sent to SGS-Durango certified assay facility for re-assay, including inserted blanks, duplicates and standards.

In the author’s opinion, the QA/QC program employed by Great Panther is appropriate and is in line with industry standards.

11.5.1	Blanks

The blank material was collected from a barren rhyolite tuff (La Bufa Formation) on the south side of Guanajuato. It was crushed, pulverized, and homogenized at the SGS-GTO laboratory. During the period considered herein (September 1, 2017 to October 31, 2019 inclusive), blanks were analysed in the laboratory by either Aqua Regia digest with Atomic Absorption (AAS) finish (Ag), Fire Assay with Gravimetric finish (Ag) or Fire Assay AAS finish (Au). The results of each are charted below. Values limits for gold and silver should not exceed 0.05 g/t and 3 g/t respectively. Figure 11.1 through Figure 11.4 illustrate the assay results for blank samples from September 1, 2017 through October 31, 2019.

Table 11.1 and Table 11.2, below, provide details of Blanks result outliers from the establish accepted parameters inserted on underground channel sampling activities.

It is the author’s opinion that the blank insertion program is adequate and that the results are of sufficient quality for use in the mineral resource estimation.

Table 11.1: Blanks Outside QA/QC accepted parameters, U/G sampling

Element	Material	Total	No. over (Au<0.05 & Ag< 3 ppm)	Percentage outside limits	Inserted from	Inserted to
Au	Blank	781	8	1.02%	1/9/2017	30/10/2019
Ag	Blank	781	9	1.02%	1/9/2017	30/10/2019

Table 11.2: Blanks Outside QA/QC accepted parameters, DDH sampling

Element	Material	Total	No. over (Au<0.05 & Ag< 3 ppm)	Percentage outside limits	Inserted from	Inserted to
Au	Blank	412	1	0.24%	1/9/2017	29/10/2019
Ag	Blank	412	0	0.00%	1/9/2017	29/10/2019

Figure 11.1: Ag assays of “Blank” material, U/G sampling

Figure 11.2: Au assays of “Blank” material, U/G sampling

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Figure 11.3: Ag assays of “Blank” material, DDH sampling

Figure 11.4: Au assays of “Blank” material, DDH-sampling

11.5.2	Standards

Between 2017-2018, two standards (GTS11 and GTS12) were produced by SGS-Durango laboratory and certified by SGS© after Round Robin assaying by five laboratories (4 external). African Mineral Standards (AMIS) supplied a standard GTS13, starting July 2019. Previously, thirteen (13) other standards developed by WCM Minerals© (PM929, PM1140, PM114 and PM1129), SGS© Durango (GTS03, GTS05, GTS06, GTS07, GTS08, GTS09, and GTS10), SKYLINE© (GTS04), and Rocklabs© (SP49) had been in usage prior to 2017.  Four standards, GTS09 thru GTS13, were used for the period of September 1, 2017 through October 31, 2019. Table 11.3 provides the limits for each standard used at GMC.

Table 11.4 below, provide details of the standard sample results for underground channel samples which fall outside three standard deviations of the expected value.

Table 11.5 below, provide details of the standard sample results for drill core samples which fall outside three standard deviations of the expected value.

Figure 11.5 through Figure 11.22 illustrate the assay results for standards samples from September 1, 2016 through October 31, 2019.

Table 11.3: Expected Values for the GMC Standards used for QA/QC

STD	Element	Method	Certified Value	Tolerance Interval		Date of Usage		Source
				Low	High	From	To
GTS03	Ag	ICP12B	45.64	27.76	63.52	3/2/2009	6/1/2013	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	ICP12B	0.3	0.06	0.54
GTS04	Ag	ICP12B	165	141	189	3/31/2009	12/5/2012	Internal standard prepared from Guanajuato Vein Material by Skyline
	Au	ICP12B	1.15	0.73	1.57
GTS05	Ag	4A_AAS	36.86	26.51	47.21	10/19/2012	12/29/2015	Internal standard prepared from Guanajuato Vein Material by SGS-Durango
	Au	Au_AA23	0.353	0.245	0.461
GTS06	Ag	4A_AAS	121	94.39	147.61	10/17/2012	12/23/2014
	Au	Au_AA23	1.133	0.773	1.493
GTS07	Ag	4A_AAS	48.5	40.4	56.6	4/7/2014	1/21/2016
	Au	Au_AA23	0.372	0.282	0.462
GTS08	Ag	4A_AAS	7.6	4	11.2	4/23/2014	11/30/2015
	Au	Au_AA23	0.615	0.405	0.825
GTS09	Ag	GE_AA321E	155.2	120.7	189.7	9/1/2015	4/28/2017
	Au	GE_FA313	1.369	0.979	1.759
GTS10	Ag	FAA313	114.8	100.25	129.35	2/4/2017	Current
	Au	GE_FA313	0.549	0.429	0.669
GTS11	Ag	FAA313	137.63	123.56	151.70	6/4/2017	Current
	Au	FAA313	0.798	0.648	0.948

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STD	Element	Method	Certified Value	Tolerance Interval		Date of Usage		Source
				Low	High	From	To
GTS12	Ag	FAA313	302.10	278.10	326.10	6/4/2017	Current
	Au	FAA313	1.579	1.399	1.759
GTS13	Ag	FAA_GE/GC	158	135.2	180.8	27/7/2019	Current	AMIS
	Au	FAA_GE/GC	2.49	1.650	3.329
PM1129	Ag	FAA313	34	32	38.1	7/27/2011	5/16/2012	WCM Minerals Commercial Gold and Silver Reference Material
	Au	FAA313	3.46	3.18	3.99
PM1114	Ag	FAA313	330	315	355	1/28/2011	9/13/2011
	Au	FAA313	1.61	1.545	1.72
PM1140	Ag	FAA313	48.4	46	51	9/12/2012	12/12/2012
	Au	FAA313	1658	1577.2	1748.5
PM929	Ag	FAA313	65	60.45	67.1	8/25/2012	9/25/2012
	Au	FAG313	5.1	4.87	5.428
SP49	Ag	FAG313	60.2	59.2	61.2	8/8/2011	12/27/2012	Rocklabs. Feldspar minerals, basalt and iron pyrite with Feldspar minerals, basalt and iron pyrite with minor quantities of finely divided gold and silver-containing minerals

Table 11.4: Standard Sample Results Outside 3 Standard Deviations, U/G Sampling

Element	Standard ID	Total	No. outside 3 Std. Dev.	Percentage outside 3Std. Dev.	Inserted from	Inserted to
Ag	GTS10	47	8	17.00%	1/9/2017	30/10/2019
Au	GTS10	47	1	2.13%	1/9/2017	30/10/2019
Ag	GTS11	388	33	8.51%	30/11/2017	26/10/2019
Au	GTS11	388	7	1.80%	30/11/2017	26/10/2019
Ag	GTS12	335	96	28.66%	27/03/2018	4/6/2019
Au	GTS12	335	86	25.67%	27/03/2018	4/6/2019
Ag	GTS13	1	0	0.00%	24/10/2019	24/10/2019
Au	GTS13	1	0	0.00%	24/10/2019	24/10/2019

Table 11.5: Standard Sample Results Outside 3 Standard Deviations, DDH Sampling

Element	Standard ID	Total	No. outside 3 Std. Dev.	Percentage outside 3Std. Dev.	Inserted from	Inserted to
Ag	GTS09	3	0	0.00%	13/03/2018	22/09/2018
Au	GTS09	3	0	0.00%	13/03/2018	22/09/2018
Ag	GTS10	80	8	10.00%	1/9/2017	29/10/2019
Au	GTS10	80	2	2.50%	1/9/2017	29/10/2019
Ag	GTS11	213	4	1.88%	1/9/2017	23/10/2019
Au	GTS11	213	2	0.94%	1/9/2017	23/10/2019
Ag	GTS12	96	27	28.13%	4/10/2018	17/09/2019
Au	GTS12	97	13	13.40%	4/10/2018	17/09/2019
Ag	GTS13	19	1	5.26%	27/07/2019	29/10/2019
Au	GTS13	19	0	0.00%	27/07/2019	29/10/2019

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Figure 11.5: Ag assays of Standard “GTS10”, U/G sampling

Figure 11.6: Au assays of Standard “GTS10”, U/G sampling

Figure 11.7: Ag assays of Standard “GTS11”, U/G sampling

Figure 11.8: Au assays of Standard “GTS11”, U/G sampling

Figure 11.9: Ag assays of Standard “GTS12”, U/G sampling

Figure 11.10: Au assays of Standard “GTS12”, U/G sampling

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Figure 11.11: Ag assays of Standard "GTS13", U/G sampling

Figure 11.12: Au assays of Standard "GTS13", U/G sampling

Figure 11.13: Ag assays of Standard “GTS09”, DDH sampling

Figure 11.14: Au assays of Standard “GTS09”, DDH sampling

Figure 11.15: Ag assays of Standard “GTS10”, DDH sampling

Figure 11.16: Au assays of Standard “GTS10”, DDH sampling

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Figure 11.17: Ag assays of Standard “GTS11”, DDH sampling

Figure 11.18: Au assays of Standard “GTS11”, DDH sampling

Figure 11.19: Ag assays of Standard “GTS12”, DDH sampling

Figure 11.20: Au assays of Standard “GTS12”, DDH sampling

Figure 11.21: Ag assays of Standard “GTS13”, DDH sampling

Figure 11.22: Au assays of Standard "GTS13", DDH sampling

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11.5.3	Duplicates

Duplicates are routinely taken for channel samples and drill samples and are sent to the laboratory to be assayed via the same method as the respective originals. An analysis of the results of all duplicate-original pairs assayed during the period considered revealed the following R2 coefficient determinations for Ag and Au: under-ground sampling returned 90% and 95% respectively and diamond drill sampling returned 78% and 92% respectively. These results are considered reasonable due to the nugget effect associated with the various mineralized zones at Guanajuato and San Ignacio Mines, specifically on the diamond drill sampling where the duplicate is in effect a quarter core sample.

Figure 11.23 through Figure 11.26 illustrate the assay results for duplicate samples from September 1, 2017 through October 31, 2019.

Figure 11.23: Ag Duplicate Samples Chart, U/G sampling

Figure 11.24: Au Duplicate Samples Chart, U/G sampling

Figure 11.25: Ag Duplicate Samples Chart, DDH sampling

Figure 11.26: Au Duplicate Samples Chart, DDH sampling

11.5.4	Umpire Checks

A program of umpire assaying was initiated in 2019, whereby drill hole sample pulps were assayed at umpire lab SGS-DGO, as an additional QA/QC measure. All original assay-umpire assay pairs have been considered for the period January 1, 2019 to October 31, 2019. Figure 11.27 and Figure 11.28 represent the plots of the coefficient of correlation for silver and gold between the sample pairs. A high correlation exists between the Cata lab and SGS-DGO.

Overall correlation between original and umpire lab assays is considered reasonable and acceptable.

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Figure 11.27: Ag lab result sample correlation, DDH sampling

Figure 11.28: Au lab result sample correlation, DDH sampling

11.6	Qualified Person Statement on Sampling, Analysis, & Quality Control

It is the author’s opinion that appropriate chain of custody and industry standard for sample selection, sample preparation, analysis, but not precise QA/QC procedures were followed during the sample preparation and analytical process for the period covered by this TR. The quality control insertion program is adequate, but it needs improvement and that the results are of sufficient quality for use in mineral resource estimation. Both Ag and Au assays from standard GTS12 on both underground and drill sampling reflects a low bias from the reference nominal value. Better ongoing monitoring is recommended.

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12.0              Data Verification

12.1	Data Verification Procedures

The Guanajuato Mine database reviewed included drill-hole location, down-hole survey, lithology, mineralogy, alteration, density, structural features, recovery and RQD, and sample assays, including the results from quality control samples.

The data from the supplied database was checked for missing intervals, out of sequence intervals, non-numerical values, negative values, and any other obvious errors.

Any data found to have such issues were either individually investigated and resolved or excluded from the final database used in modelling.

The validity of the channel sample and drill hole samples assays were audited. For the drill hole data audit, nine dispatches of holes drilled between August 31, 2017 and October 31, 2019, selected and compared with assays stored in the database. All results taken from certificates concurred completely with results stored in the database for both Au and Ag (a total of 395 results were checked).

The logging and sampling procedures were reviewed on site and the author was satisfied that they meet industry standard practices. Geological logs were reviewed against selected intersections of half core from three drill holes. Core box intervals were checked and compared measurements of core recovery and RQD against values recorded in the database. Geology and mineralization were observed as described in the logs. No significant discrepancies were observed.

The validity of the channel sample assays was audited in the same way as described above for the drill samples. Eight dispatches were selected within the period August 31, 2017 to October 31, 2019. All channel samples within the dispatches were compared by element as provided on the assay certificates with the results stored in the database (a total of 290 results checked). All results taken from certificates concurred completely with results stored in the database for both Au and Ag.

The onsite assay laboratory was inspected and found to be secure, orderly, and appropriately configured for the analytical work required. The assay protocols are conventional methods, commonly used in the industry.

12.2	Limitations of Data Verification

The authors thoroughly reviewed and audited the data and found no significant issues or inconsistencies.

12.3	Qualified Person Statement on Data Verification

It is authors opinion that the data and observations from the drill holes and channel samples were collected with industry standard practices, and that the accompanying assay results are reasonable. The drilling and sampling data have been appropriately verified for the purpose of completing a geological model, estimating Mineral Resources, and preparing an NI 43-101 Mineral Resource estimate TR.

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13.0          Mineral Processing and Metallurgical Testing

Ore from the Great Panther Guanajuato Mine is being treated on site at the plant. Great Panther have operated the metallurgical plant since 2006. The processing plant uses conventional crushing, grinding, milling, flotation, and concentrate dewatering circuits to generate sulphide concentrates containing silver and gold, which are sent offsite for smelting and refining. The plant operated at a rate of 893 tonnes per operating day for the effective period of this TR from September 1, 2017 to October 31, 2019. This included 561,523 tonnes milled from the Guanajuato Mining Complex, at a head grade of 128 g/t Ag and 2.32 g/t Au, and specifically 133,189 tonnes from the Guanajuato Mine, at a head grade of 192g/t Ag and 1.50g/t Au.

Silver and gold are recovered as components of a sulphide concentrate containing pyrite, electrum, and silver sulphide minerals. As of July 2016, the practice of separately “batching” GTO and San Ignacio ores was ended and the ores from both mines are blended before crushing and milled concurrently. The recoveries for the effective period of this report (September 1, 2017 to October 31, 2019) were 87.4% for silver and 86.8% for gold. The Guanajuato Mine operation was placed on C&M December 31, 2018 and remains so as of the effective date of this TR. Blending of the Guanajuato & San Ignacio material began in July 2016 and the processing (milling) of the blended ore continued to December 2018 and then on limited basis.

In addition to the operation of the plant, Great Panther has undertaken some metallurgical test-work aimed at improving the operation of the plant. During 2011 this has included the addition of a new flotation section with the installation of five new fully automated Outotec cells which replaced the old sections of rougher cells. In 2012 a small regrind mill was installed with improvements in metallurgical recoveries. In 2012 and 2013 the primary crushing units were upgraded with a new Metso HP300 crusher and new vibrating twin screens. Lastly, in 2013, a new state of the art filter press was installed to reduce water content in the concentrate.

For additional metallurgical testing Refer to Item 17.0 of this Technical Report.

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14.0          Mineral Resource Estimates

Caution to readers: In this Item, all estimates and descriptions related to any Mineral Resource Estimates at the Guanajuato Mine are forward-looking information. The Mineral Resource Estimate is preliminary in nature, and Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Mineral Resource Update outlines the potential viability of mineral resources and there is no certainty that that they will be realized. There are many material factors that could cause actual results to differ materially from the conclusions, forecasts, or projections set out in this Item. Some of the material factors include changes to regulatory framework development and issues with approval of exploitation licenses, differences from the assumptions made in the TR regarding to grades, metals production rates, schedule of development, labour, consumables and other material costs, markets and market prices, and other circumstances such that the Project proceeds, as described in the TR. The material factors, or assumptions, that were applied in drawing the conclusions, forecasts, and projections set forth in this Item are summarized in the other Items of this Report.

14.1	Introduction

This report includes updated Mineral Resource Estimates for the GMC Guanajuato Mine with an effective date of October 31, 2019. This update supersedes the previous mineral resource estimate for the Guanajuato Mine and San Ignacio Mine by Wunder (2018), Brown (2017) and Brown (2016) with effective dates of August 31, 2017, August 31, 2016, and July 31, 2015 respectively.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially affect the mineral resource estimates detailed in this report.

Geological modelling and subsequent Mineral Resource estimation were performed by Great Panther under the supervision of the Qualified Person’s in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2019). The geological data compilation, interpretation, geological modelling and Mineral Resource estimation methods and procedures are described in the following Items.

14.1.1	Definition of Mineral Resource Estimates

For estimating the Mineral Resources for the Great Panther GMC mines, the Qualified Person has applied the definitions of “Mineral Resource” as set forth in the Canadian Institute of Mining, Metallurgy and Petroleum Council (CIM) Definitions Standards, adopted May 10, 2014 (CIMDS).

Under CIM0DS, a Mineral Resource is defined as:

“…a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.”

Mineral Resources are subdivided into classes of Measured, Indicated, and Inferred, with the level of confidence reducing with each class respectively. Mineral Resources are reported as in-situ tonnage and are not adjusted for mining losses or mining recovery. There are no Mineral Reserves disclosed in this report.

During the effective period of this TR (September 1, 2017 to October 31, 2019) at total of 133,189 tonnes grading 192g/t silver and 1.50g/t gold has been milled from the Guanajuato Mine.

The resources were estimated from seven area-specific block models at the Guanajuato Mine. A set of wireframes representing the mineralized zones served to constrain the block models and data subsequently used in Inverse Distance Cubed (ID3) Au and Ag grade interpolation. The effective date of the estimate is October 31, 2019.

The geological interpretation was provided by the Company. Wireframe modelling was completed using MicroMine and Leapfrog 3D geological modelling software and grade estimation and geological modelling completed using by MicroMine software.

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14.2	Geological Database

All underground channel and drill hole sample data collected under the supervision of the Guanajuato Geology Department are entered and stored within a Microsoft SQL database.

A validated dataset (see Item 12 of this TR for Database Validation) extracted from the Guanajuato SQL database and subsequently used in modelling consisted of 1,367 drill holes and 51,610 underground channel samples.  This dataset contained data current up to and including October 31, 2019.

Most holes in the dataset are angled towards the northeast at moderate to steep angles in fans collared from development headings located in the hanging wall of the mineralized vein structures.  Holes range in length from 3 meters to 430 meters.  Channel samples with an average width of 0.78 meters consist primarily of individual samples with corresponding mid-point co-ordinates; all have azimuth and dip information to allow display of “pseudo drill holes”.

Drilling is spread out over an approximate area of 3,650 meters (northwest-southeast) by 1,000 meters (northeast-southwest).  The average drill sample length is 1.14 meters.

14.3	Geological Interpretation
14.3.1	Topography & Underground Workings

All wireframes for underground workings were generated by Great Panther personnel using a combination of digitized historic level plans and drill-hole logs. These wireframes were subsequently cut from the mineralization wireframes to generate total mined solids.

14.3.2	Geological Modelling Domains

Domain modelling is generally considered the first step in estimating resources for a mineral deposit. It consists of separating the mineralized material into different domains with distinct geological characteristics, grade distributions, and spatial continuity of geology and grade. In practice, each domain takes the form of a 3D envelope often interpreted on sections or levels by a geologist.

There are 35 wireframes representing each of the mineralized zones contained within the seven areas created by Great Panther personnel and provided for use in resource modelling. Each wireframes’ name was assigned to the block model and assay intervals associated with each zone. Every assay located at >50% within one or more of the 35 wireframes received a corresponding code. Details on area and zone names and zone orientation are presented in Table 14.1.

Table 14.1: Zone Coding and Vein Orientation, Guanajuato Mine

Area	Zone/Vein	Dip (Deg)	Dip Direction (Deg)
Cata	Cata Contacto	-46	236
	Cata Alto1	-41	227
	Cata Alto2	-34	207
	Cata Alto3	-35	193
	Cata Alto4	-19	233
	Cata Alto4a	-6	215
	Cata Alto 5	-30	192
Los Pozos	Pozos SE FW	-40	235
	Pozos SE	-41	236
	Pozos SE Splay	-32	235
	Pozos AO1	-40	225
	Pozos AO2	-40	231
	Pozos AO3	-40	227

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Area	Zone/Vein	Dip (Deg)	Dip Direction (Deg)
Santa Margarita	SM HW	-48	231
	SM BO	-27	237
	SM AA	-35	232
Valenciana	VAL 3	-42	234
	VAL 4	-46	235
	VA VM	-46	236
	VA VM 245	-49	235
	VA VM BO1	-47	236
	VA VM BO2	-41	236
	VA VM COBO	-53	236
San Cayetano	SC	-44	236
	SC AO	-26	237
Promontorio	Prom A1	-36	235
	Prom B1	-39	235
	Prom B2	-39	235
	Prom Alto2	-52	237
14.3.3	Assay Composites & Descriptive Statistics

Assay intervals were tagged for each area and zone, as described previously. Any assay contained at >50% within a wireframe received a domain name. Only samples with a domain name were used in the relevant grade interpolation.

Common industry practice is to composite samples to a standard specified length as a method of mitigating grade bias that may potentially result from variable primary sample lengths.

All drill samples were composited to a length of 1.5 meters (maximum allowable drill assay interval length as documented in core processing protocols) prior to use in grade interpolation. The 1-meter composite length was selected as the minimum possible length which would allow for the closest reasonable parity with average channel sample length. Underground samples were stored as intervals and composited to a length of 1 meter prior to use in grade interpolation. A minimum width of 0.5 meter was applied during vein modelling.

The validated assay database contains 74,941 sample intervals from drill holes and 158,870 channel sample intervals from underground development and mining areas. During the validation process, a total of 15 Au results and 21 Ag results were found to be missing from the drill hole database and 2 Au and Ag results were missing from the underground sample database. These 'null' results were excluded from the final dataset used for grade interpolation. Assay results reported to be below laboratory detection limits were replaced with a value of half the detection limit. The average interval length is 1.13 meters for drilling and 0.79 meters for underground sampling.

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A total of 2,317 drill intervals and 51,101 underground samples were used for resource modelling process. For a sample be included in a resource model, at least 50 percent of the sample length need to lie within the wireframe. Table 14.2 and Table 14.3 provide summary statistics for these intervals.

Table 14.4 and Table 14.5 summarize the statistics of composited silver and gold grades respectively for the Guanajuato Mine.

Figure 14.1 and Figure 14.2 are histogram plots for sample lengths of underground channel samples and drill core samples respectively for the Guanajuato Mine.

Table 14.2: Drill Sample Statistics by Area, Guanajuato Mine

Vein/Zone	Count	Min	Max	Mean	Std. Dev.	Variance
Au
Cata	414	0.001	73.50	2.12	7.39	54.68
Los Pozos	124	0.010	23.38	1.13	2.87	8.24
Santa Margarita	383	0.001	97.70	4.10	11.23	126.07
Guanajuatito	419	0.001	53.70	0.67	3.05	9.31
San Cayetano	280	0.001	71.60	1.39	7.47	55.80
Valenciana	392	0.001	89.07	1.19	4.82	23.28
Promontorio	305	0.001	46.98	2.14	4.26	18.11
Ag
Cata	414	0.1	16,400	603	1,939	3,761,067
Los Pozos	124	0.1	5,465	213	588	345,196
Santa Margarita	383	0.1	2,440	74	225	50,483
Guanajuatito	419	0.1	5,830	104	375	140,708
San Cayetano	280	0.1	607	28	61	3,715
Valenciana	392	0.1	2,350	109	234	54,584
Promontorio	305	0.1	2,139	167	282	79,260

Table 14.3: U/G Sample Statistics by Area, Guanajuato Mine

Vein/Zone	Count	Min	Max	Mean	Std. Dev.	Variance
Au
Cata	6,899	0.001	119.00	1.02	4.79	22.92
Los Pozos	9,439	0.001	200.00	1.17	3.54	12.54
Santa Margarita	9,551	0.001	1,540.00	4.84	28.95	838.3
Guanajuatito	12,434	0.001	92.30	0.83	2.68	7.19
San Cayetano	6,620	0.001	173.76	2.27	8.88	78.89
Valenciana	4,215	0.001	222.11	1.60	7.26	52.70
Promontorio	1,941	0.001	150.57	1.26	4.56	20.79
Ag
Cata	6,899	0.1	33,300	296	1,253	1,570,192
Los Pozos	9,439	0.1	10,525	230	532	283,440
Santa Margarita	9,552	0.1	18,732	71	451	202,983
Guanajuatito	12,434	0.1	9,670	169	461	215,555
San Cayetano	6,620	0.1	13,391	148	656	429,699
Valenciana	4,215	0.1	17,297	153	641	410,761
Promontorio	1,941	0.1	9,330	124	400	160,232

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Table 14.4: Descriptive Statistics of Composited Silver Grade by Domain, Guanajuato Mine

Vein/Zone	Type	Count	Mean	Minimum	Maximum	Median	Variance	Std. Dev.	CV	5th Percentile	75th Percentile	95th Percentile
Alto4	DH	43	143	0.1	900	6	67,752	260	1.82	0.1	118	834
	UG	869	143	0.1	1300	14	88,019	297	2.07	0.1	94	927
Alto5	DH	91	21	0.1	244	4	1,952	44	2.08	0.1	14	162
	UG	1,235	122	0.1	1500	9	81,867	286	2.34	0.1	64	779
Contacto	DH	61	600	0.1	4,353	324	711,117	1.41	1.41	0.1	677	2,180
	UG	1,753	403	0.1	15,952	14	1,905,385	1,380	3.43	0.1	131	1,942
GTTO FW	DH	78	214	0.1	5,830	21	534,804	731	3.41	0.1	109	877
	UG	7,908	213	0.1	29,459	67	375,521	613	2.87	0.1	194	856
GTTO BO	DH	7	118	19	357	65	16,729	129	1.09	20	156	322
	UG	1,214	230	0.1	5,323	93	181,766	426	1.85	9	239	868
Pozos SE	DH	77	255	1	2,267	39	181,246	426	1.67	3	321	1,027
	UG	5,832	254	1	13,284	104	287,391	536	2.11	1.55	283	951
Pozos AO1	DH	16	222	6	900	98	80,431	284	1.28	14	360	842
	UG	767	128	0.1	3,959	32	110,021	332	2.588	0.1	108	511
Pozos AO2	DH	11	112	6	333	59	11,544	107	0.96	17	149	308
	UG	501	327	0.1	9,662	57	663,548	815	2.49	0.1	240	1,315
Pozos AO3	DH	18	299	18	1,051	227	84,755	291	0.98	24.00	421	919
	UG	956	289	0.1	10,491	95	493,051	702	2.43	6.00	269	1,040
SM BO	DH	5	253	129.2	371	298	8,726	94	0.37	134.90	310	359
	UG	258	188	0.1	1300	51	94,799	308	1.63	0.10	164	936
SC	DH	168	24	0.1	254	7	1,901	44	1.82	1.00	21	114
	UG	3,368	48	0.1	300	19	4,553	67	1.40	0.10	58	209
SC AO	DH
	UG	577	88	0.1	300	41	9,252	96	1.09	0.10	158	300
VA VM	DH	26	316	0.1	1,111	211	99,409	315	0.99	2.30	573	764
	UG
VM 245	DH	21	213	3	1,025	175	70,286	265	1.25	3.00	333	590
	UG
VM BO1	DH	85	90	0.1	752	20	26,282	162	1.79	0.10	97	424
	UG	1,792	144	0.1	8,440	33	163,885	405	2.81	0.10	108	642
VM BO2	DH	33	129	3	982	70	39,612	199	1.54	4.00	146	488
	UG	1,367	276	0.1	14,333	34	839,375	916	3.32	0.10	133	1,323
VM COBO	DH	45	104	0.1	549	51	19,888	141	1.35	1.52	120	439
	UG	2,860	134	0.1	9,937	28	173,487	417	3.11	0.10	98	540
Prom A1	DH	63	112	0.1	1210	60	41,473	204	1.82	3.30	99	286
	UG	244	71	0.1	2,167	9	39,983	200	2.79	0.10	34	398
Prom B1	DH	75	194	0.1	1,554	118	81,294	285	1.47	2.13	231	638
	UG	1,020	148	0.1	2,779	46	81,004	285	1.92	0.10	149	630
Prom B2	DH	62	121	0.1	1,531	61	43,867	209	1.73	3.29	165	335
	UG	747	103	0.1	2,767	21	67,576	260	2.52	0.10	79	484
Prom Alto2	DH	19	54	0.1	757	7	29,920	173	3.19	0.10	15	198
	UG	530	184	0.1	9,330	23	345,759	588	3.20	0.05	114	885

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Vein/Zone	Type	Count	Mean	Minimum	Maximum	Median	Variance	Std. Dev.	CV	5th Percentile	75th Percentile	95th Percentile
Prom B2	DH	62	121	0.1	1,531	61	43,867	209	1.73	3.29	165	335
	UG	747	103	0.1	2,767	21	67,576	260	2.52	0.10	79	484
Prom Alto2	DH	19	54	0.1	757	7	29,920	173	3.19	0.10	15	198
	UG	530	184	0.1	9,330	23	345,759	588	3.20	0.05	114	885

Table 14.5: Descriptive Statistics of Composited Gold Grade by Domain, Guanajuato Mine

Vein/Zone	Type	Count	Mean	Minimum	Maximum	Median	Variance	Std. Dev.	CV	5th Percentile	75th Percentile	95th Percentile
Alto4	DH	43	0.715	0.001	7.000	0.020	2.464	1.570	2.197	0.001	0.290	4.560
	UG	869	0.574	0.100	8.000	0.050	2.015	1.419	2.474	0.001	0.278	3.710
Alto5	DH	91	0.206	0.001	2.570	0.018	0.191	4.372	2.122	0.001	0.210	0.925
	UG	1,235	0.555	0.001	9.000	0.051	1.873	1.368	2.465	0.001	0.327	3.506
Contacto	DH	61	1.757	0.001	8.430	0.850	5.303	2.303	1.311	0.010	2.500	7.810
	UG	1,753	1.228	0.001	69.000	0.061	21.531	4.640	3.778	0.001	0.363	6.011
GTTO FW	DH	78	1.642	0.001	53.700	0.208	43.895	6.626	4.036	0.009	0.627	4.009
	UG	7,908	1.013	0.001	107.484	0.279	11.499	3.391	3.348	0.022	0.795	3.873
GTTO BO	DH	7	0.493	0.061	1.230	0.322	0.236	0.486	0.986	0.072	0.736	1.205
	UG	1,214	1.075	0.001	34.160	0.406	5.583	2.363	2.197	0.042	1.030	3.705
Pozos SE	DH	77	1.436	0.010	13.536	0.568	6.592	2.567	1.788	0.012	1.840	5.346
	UG	5,832	1.494	0.001	253.930	0.600	24.172	4.916	3.291	0.020	1.530	5.203
Pozos AO1	DH	16	1.850	0.046	6.240	1.105	3.696	1.922	1.041	0.050	2.620	6.105
	UG	767	0.958	0.001	41.470	0.243	7.942	2.818	2.941	0.025	0.783	3.277
Pozos AO2	DH	11	0.574	0.020	1.830	0.520	0.281	0.529	0.924	0.055	0.740	1.475
	UG	501	1.679	0.001	45.450	0.335	15.686	3.961	2.358	0.025	1.289	7.540
Pozos AO3	DH	18	1.553	0.071	8.869	0.808	4.377	2.092	1.347	0.121	2.015	4.032
	UG	956	1.397	0.001	82.438	0.425	17.225	4.150	2.972	0.028	1.194	4.612
SM BO	DH	5	2.433	0.410	6.214	1.475	4.646	2.155	0.886	0.466	3.377	5.646
	UG	258	1.178	0.001	10.000	0.315	3.884	1.971	1.672	0.031	1.024	5.603
SC	DH	168	0.627	0.001	10.000	0.039	2.533	1.592	2.539	0.003	0.970	3.029
	UG	3,368	1.265	0.001	10.000	0.216	5.362	2.316	1.831	0.010	1.150	7.398
SC AO	DH
	UG	577	1.243	0.001	10.000	0.343	4.311	2.076	1.670	0.018	1.240	6.490
VA VM	DH	26	5.569	0.018	89.070	1.830	280.767	16.756	3.009	0.026	3.750	7.153
	UG
VM 245	DH	21	1.563	0.014	9.060	0.738	5.869	2.423	1.550	0.016	2.070	6.600
	UG
VM BO1	DH	85	0.836	0.001	9.000	0.214	2.016	1.419	1.699	0.003	0.970	3.750
	UG	1,792	1.562	0.001	109.280	0.302	25.276	5.028	3.218	0.016	1.090	6.299
VM BO2	DH	33	1.236	0.020	9.587	0.557	4.094	2.023	1.637	4.000	146.000	4.855
	UG	1,367	2.581	0.001	149.790	0.289	81.080	9.004	3.489	0.011	1.144	12.815

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Vein/Zone	Type	Count	Mean	Minimum	Maximum	Median	Variance	Std. Dev.	CV	5th Percentile	75th Percentile	95th Percentile
VM COBO	DH	45	1.096	0.004	7.903	0.546	2.399	1.549	1.414	0.008	1.220	3.666
	UG	2,860	1.438	0.001	135.126	0.246	28.031	5.294	3.681	0.022	0.907	5.495
Prom A1	DH	63	2.751	0.010	23.005	1.010	19.393	4.404	1.601	0.060	3.230	10.889
	UG	244	0.920	0.001	11.720	0.381	2.816	1.678	1.825	0.006	1.024	3.384
Prom B1	DH	75	1.496	0.009	16.504	0.940	5.641	2.375	1.587	0.010	1.648	4.376
	UG	1,020	0.919	0.001	30.680	0.290	4.385	2.094	2.278	0.023	0.872	3.377
Prom B2	DH	62	1.507	0.020	6.883	0.890	2.952	1.718	1.140	0.045	1.656	6.052
	UG	747	1.167	0.001	38.390	0.510	6.225	2.495	2.138	0.038	1.225	4.293
Prom Alto2	DH	19	4.277	0.001	19.764	2.163	32.294	5.683	1.329	0.001	4.155	15.062
	UG	530	3.462	0.001	150.570	1.136	81.812	9.045	2.613	0.048	3.369	13.271

Figure 14.1: Histogram of Channel Sample Length

Figure 14.2: Histogram of Drill Hole Sample Length

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14.3.4	Outliers (High Grade Capping of Assay Composite)

For the Guanajuato Mine, several techniques were used to determine individual grade caps for all combinations of mineralized zone and sample type (drill vs. channel). For underground channel samples, caps were applied, interpolation performed and resulting model grades reconciled with reported production grades. This process was repeated with various caps until an acceptable correlation between model and production grades was achieved.

When considering appropriate caps to be applied to drill samples, a combination of two methods was used. The first involved the determination of mean grades of the sample population in question following the application of a range of top cuts. Top cut values were then graphed against corresponding mean grades. The resultant graph was then examined for a sharp change in gradient beyond which the influence of higher caps no longer significantly affected the population mean. In conjunction, probability plots were examined for 'breaks' which are considered to indicate appropriate capping levels. Both techniques were performed for all drilling data and the most appropriate cap based on all results was selected.

The net impact of the capping on drilling was to reduce the average Au and Ag assay grades by 40% and 48%, respectively. For underground sampling the average reductions related to capping were 38% and 39% respectively. Table 14.6 provides a summary of caps and assay statistics applied to drill core samples and Table 14.7 provides the caps and assay statistics for the underground channel sample data.

Table 14.6: Drill Hole Assay Capping, Guanajuato Mine

Vein/Zone	Au g/t			Ag g/t
	Cap	Before	After	Cap	Before	After
Cata Contacto	6	1.87	1.68	1200	597	444
Cata Alto1	6	3.92	1.34	900	1065	276
Cata Alto2	6	3.92	1.16	900	889	202
Cata Alto3	7	3.87	1.9	900	1316	342
Cata Alto4	7	1.09	1	900	404	197
Cata Alto4a	6	0.68	0.68	900	241	105
Cata Alto 5	9	0.21	0.21	900	25	25
Pozos SEFW	6	1.28	0.88	900	287	105
Pozos SE	7	1.14	0.91	900	191	164
Pozos SE Splay	NA			NA
Pozos AO1	6	1.74	1.72	700	200	181
Pozos AO2	NA			NA
Pozos AO3	6	1.63	1.47	1100	313	313
GTTO HW	3	0.61	0.47	700	92	76
GTTO FW	5	1.41	0.58	800	188	102
GTTO NW	3	0.45	0.36	600	95	77
GTTO SE	3	0.53	0.42	600	141	91
GTTO INT	NA			NA
GTTO BO	NA			NA
SM HW	25	4.29	3.19	400	57	36.6
SM BO	8	2.29	2.29	400	268	237
SM AA	40	1.19	1.19	500	262	166
VAL 3	5	6.35	0.74	200	100	39
VAL 4	5	2.04	2.04	200	228	105
VA VM	5	5.29	2.11	400	335	224
VM 245	5	1.62	1.33	400	234	192
VM BO1	5	0.89	0.80	400	93	75
VM BO2	5	1.44	1.11	400	148	104
VM COBO	5	0.99	0.87	500	88	84
SC	10	1.49	0.69	300	29	28
SC AO	NA			NA
Prom A1	4	3.49	1.98	300	125	93
Prom B1	5	1.55	1.24	500	204	163
Prom B2	5	1.59	1.45	500	132	113
Prom Alto2	6	5.25	2.54	700	106	44

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Table 14.7: Underground Sample Assay Capping, Guanajuato Mine

Vein/Zone	Au g/t			Ag g/t
	Cap	Before	After	Cap	Before	After
Cata Contacto	8	1.12	0.72	1300	378	178
Cata Alto1	8	1.62	0.72	1300	358	165
Cata Alto2	8	2.65	1.27	1300	594	257
Cata Alto3	8	1.47	0.99	1300	411	215
Cata Alto4	8	0.86	0.58	1300	0.58	142
Cata Alto4a	8	2.03	0.75	1300	440	152
Cata Alto 5	9	0.88	0.57	1500	247	125
Pozos SEFW	6	1.03	0.94	1300	225	194
Pozos SE	7	1.18	1.01	1300	233	205
Pozos SE Splay	7	1.09	0.99	1300	192	169
Pozos AO1	6	0.91	0.68	700	126	95
Pozos AO2	6	1.60	1.06	1100	308	199
Pozos AO3	6	1.64	1.04	1100	296	219
GTTO HW	5	0.63	0.49	2000	109	102
GTTO FW	5	0.97	0.71	1500	208	176
GTTO NW	5	0.85	0.70	2000	167	134
GTTO SE	3	0.13	0.13	600	33	31
GTTO INT	4	1.27	0.7	1800	225	132
GTTO BO	5	0.74	0.64	1500	168	155
SM HW	25	5.22	2.79	600	56	31
SM BO	10	1.54	1.26	1300	305	202
SM AA	40	4.99	2.99	1300	289	76
VAL 3	NA			NA
VAL 4	NA			NA
VA VM	NA			NA
VM 245	NA			NA
VM BO1	6	1.73	0.99	500	158	95
VM BO2	6	2.75	1.07	500	295	106
VM COBO	5	1.39	0.76	500	130	79
SC	10	2.43	1.22	300	97	50
SC AO	10	1.82	1.21	300	397	185
Prom A1	4	0.99	0.82	300	68	45
Prom B1	5	0.92	0.73	500	155	108
Prom B2	5	1.16	0.95	500	104	73
Prom Alto2	6	3.43	1.91	700	174	109
14.4	Mineral Resource Estimation

The Mineral Resource estimation methodology and grade interpolation methodology applied to the current GMC Resource Estimates for the Guanajuato Mine are consistent with methodologies applied in the previous resource estimate for the Guanajuato Mine (Wunder, 2018).

14.4.1	Block Model Parameters

The block dimensions for all models are 2.5m x 2.5m x 2.5m. Details on block model dimensions and extent are presented in Table 14.8 below. Block model coordinates are in local grid coordinates.

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Each block located at least partly within a wireframe has been assigned a domain name that matches the assay coding scheme. Block percentages were also estimated based on the portion of the block coincident with the wireframe. Grades were estimated only to those blocks coincident ≥0.01% with one or more of the 35 zones.

Table 14.8: Extent of Block Models, Guanajuato Mine

Coordinate	Minimum	Maximum	Size(m)	Coordinate	Minimum	Maximum	Size(m)
Cata				Guanajuatito
Easting	697	982	2.5	Easting	-399	111	2.5
Northing	-2,985	-2,710	2.5	Northing	-1,130	-669	2.5
Elevation	1,541	1,708	2.5	Elevation	1,637	2,060	2.5
Los Pozos				Valenciana
Easting	1,147	1,713	2.5	Easting	-150	367	2.5
Northing	-3,174	-2,495	2.5	Northing	-2,105	-1,346	2.5
Elevation	1,673	2,071	2.5	Elevation	1,484	2,002	2.5
Santa Margarita / San Cayetano				Promontorio
Easting	1,325	1,749	2.5	Easting	1,786	2,300	2.5
Northing	-3,735	-3,188	2.5	Northing	-3,763	-3,155	2.5
Elevation	1,478	1,807	2.5	Elevation	1,711	2,134	2.5
14.4.2	Grade Variography

Variogram analysis was undertaken for both Au and Ag to characterize the spatial variance of each. Single-structure ranges were developed in the average plane of all zones for each area. Long ranges were found to be between 4-19 meters for Ag and 3-18 meters for Au, while the nugget (C0) values ranged from 14 - 60% and 21 - 65% of total sill (C0+C1) for Ag and Au respectively. These results indicated that while there is a demonstrable spatial correlation between samples within each zone, local estimates of grade are not expected to be particularly accurate given the high nugget values reported above.

14.4.3	Estimation Methodology (Grade Interpolation)

Grade interpolation for both Au and Ag was executed as a series of three passes, each of which were performed via the ID3 method. Given the short major axis ranges and high nugget values determined during the variogram analysis, the ID method was deemed to be the most appropriate method of grade interpolation. A power of three was selected for this reason also, as greater influence is given to grades more proximal to the block than they would otherwise be given if a power of two had been used. Kriging was not used as the primary method of interpolation due to concerns regarding potential over-smoothing of grades.

Block grades were interpolated from drill-hole and underground samples.  A minimum of two and a maximum of six composites were allowed for interpolation to each block. In estimating block grades, it was required that the block zone code be the same as the composite zone code for interpolation to occur.

The interpolation strategy involved three successive passes, whereby greater search envelopes were employed in each consecutive pass, overwriting blocks estimated in the previous pass. The first pass was performed at half of the variogram range. For second pass, total range was used and for the third pass, four times the range was applied for each vein.

14.4.4	Core Recovery and RQD

Core Recovery characteristics and RQD analysed for all drill core samples obtained from within each of the mineralized zones for Guanajuato Mine is presented in Table 14.9.

For drill core, a total of 59,313 Recovery and RQD measurements were returned from the Microsoft SQL database.  Of these, only 802 were found to be within the mineralized zones and as such only these have been presented in the table above. In the author’s opinion, the overall drill core recovery is excellent and has no negative bearing on the mineral resource estimates.

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Table 14.9: Recovery and RQD by Area, Guanajuato Mine

Vein/Zone	No. of Measurements	Avg RQD %	Avg Rec. %
Cata	177	56	93
Los Pozos	59	75	99
Santa Margarita	147	75	99
Guanajuatito	138	56	94
San Cayetano	94	66	94
Valenciana	148	66	95
Promontorio	39	62	91
Total	802	65	95
14.4.5	Density

Guanajuato Mine SG determinations for drill core are carried out on site on whole NQ or HQ core using the water submersion method. Samples with a minimum weight of 500g are selected at a minimum frequency of three per mineralized zone plus additional hanging wall and footwall samples. Samples are then air dried and subsequently weighed in air with the measurement recorded on a standard form. The samples are then suspended in a basket which is submersed in water and the suspended mass in water is recorded. The raw information is entered into an Excel spreadsheet and the SG calculated via the formula,

SG = Mass in Air (Dry) / (Mass in Air (Dry) – Mass Suspended (in Water))

The number of SG determinations available in the SQL database totalled 9,751, with 552 of these SG samples contained within the mineralization wireframes.  Following exclusion of outliers, an average SG determination of 2.68t/m³ was calculated and was used across all seven areas (35 zones) for resource estimation purposes.

It is the author’s opinion that the SG determination method used at the Guanajuato Mine is industry-standard, and that the results are representative of the material in the mine. Table 14.10 summarizes the bulk density sample results grouped by area within Guanajuato Mine.

Table 14.10: Bulk Density Grouped by Area, Guanajauato Mine

Domain	SG Reading
Cata	2.66
Los Pozos	2.63
Santa Margarita	2.62
Guanajuatito	2.75
San Cayetano	2.75
Valenciana	2.67
Promontorio	2.73
Average SG	2.68
14.5	Mineral Resource Classification
14.5.1	Resource Categories

The mineral resource estimates were classified as Measured, Indicated, and Inferred in accordance with the Canadian Institute of Mining and Metallurgy and Petroleum Definition Standards for Mineral Resources and Reserves (CIM definitions).

The approach to classification was to consider the distance of any block to development or stoping. Measured blocks were required to be situated adjacent to and within 15 meters of underground workings. To be classified as Indicated, blocks were required to be within 15 to 30 meters from underground workings. All other blocks not classified as either Measured or Indicated and residing at least partially within a wireframe, or within a wireframe with exclusively drill hole intersections, were classified as Inferred. Additionally, areas where geological confidence was lower than that reflected in the empirically derived classification received a reduced classification.

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14.6	Block Model Validation

Validation of the interpolation techniques and resulting block model were completed via the visual inspection of the block grades in comparison to surrounding data values and comparison of blocks and sample means.

14.6.1	Visual Inspection

The block grades were validated by visual inspection of the block grades on long section and comparison with the composited assays for all domains.  The block grades were observed to honour the composited grades reasonably well.

14.6.2	Comparison to Means

Block grade estimates for all resources were compared with drill-hole and underground channel sample assay grades. On a global basis, there is a reasonably close agreement between the blocks and samples, and that the block grade estimates may have been moderately conservative, however, there is a wide range in the local estimate comparisons. The search parameters have smoothed areas with several very high-grade samples which were clustered.

Comparing block model grades to sample grades indicates both positive and negative variability as shown on Table 14.11 and Table 14.12.

Table 14.11: Comparison of Block and All DDH Samples, Guanajuato Mine

Vein/Zone	Ag g/t			Au g/t
	Blocks	DDH	Diff	Blocks	DDH	Diff
Cata	134	214	37%	0.58	1.06	45%
Los Pozos	108	152	29%	0.71	0.90	21%
Santa Margarita	37	48	23%	1.76	3.11	43%
Guanajuatito	76	81	6%	0.40	0.46	13%
San Cayetano	36	27	-33%	0.57	0.66	14%
Valenciana	70	80	13%	0.78	0.87	10%
Promontorio	64	138	54%	1.04	1.57	34%
Total	75	106	29%	0.83	1.23	32%

Table 14.12: Comparison of Block and All UG Samples, Guanajuato Mine

Vein/Zone	Ag g/t			Au g/t
	Blocks	UG	Diff	Blocks	UG	Diff
Cata	134	151	11%	0.58	0.64	9%
Los Pozos	108	191	43%	0.71	0.96	26%
Santa Margarita	37	33	-12%	1.76	2.71	35%
Guanajuatito	76	153	50%	0.40	0.64	38%
San Cayetano	36	57	37%	0.57	1.21	53%
Valenciana	70	82	15%	0.78	0.82	5%
Promontorio	64	84	24%	1.04	0.91	-14%
Total	75	107	30%	0.83	1.13	26%

14.7	Cut-Off Grade

The full operational cost cut-off value as calculated by the mine operating staff ranges from US$60 to US$197/tonne for different areas based on mine operating costs (mining, milling, G&A). Block model silver and gold grades have been converted to an US$ NSR value using an NSR “calculator” which takes into effect metal prices (long term projected to be US$15.80/oz silver and US$1,290/oz gold), mill metal recoveries (87.4% for silver and 86.8% for gold), concentrate shipping charges, and smelter terms.

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The cut-off value was applied to each block estimated in the resource block model. If the weighted average grade of all the mineral blocks in a mining volume is above cut-off, it will be considered for mining. This TR provides a resource estimate for reporting purposes only and it is up to the Guanajuato Mine planning department staff to consider and determine what can be mined.

Table 14.13 below lists the full operational (mining, milling, and administration) cost cut-off value applied to each mining area for the current resource estimate.

Table 14.13: Full Operating Cost Cut-off by Area, Guanajuato Mine

Area	US$/tonne
Cata	$ 113
Santa Margarita/San Cayetano	$ 75
Los Pozos	$ 77
Guanajuatito	$ 124
Valenciana	$ 197
Promontorio	$ 60
14.8	Statement of Mineral Resources

The Guanajuato Mine contains estimated Measured and Indicated Mineral Resources of 343,736 tonnes above varying US$ NSR cut-offs, at an average grade of 204g/t silver and 1.69g/t gold, for a total of 3,749,160 equivalent silver ounces (“Ag eq oz”). This includes Measured Mineral Resources of 256,260 tonnes at an average grade of 206g/t silver and 1.72g/t gold, for a total of 2,824,256 Ag eq oz and Indicated Mineral Resources of 87,476 tonnes at an average grade of 199g/t silver and 1.62g/t gold, for a total of 924,903 Ag eq oz. In addition, estimated Inferred Mineral Resources are 208,609 tonnes at an average grade of 168g/t silver and 2.32g/t gold, for 2,374,341 Ag eq oz.

Table 14.14 provides a detailed summary of the mineral resource estimates as of October 31, 2019. Measured, Indicated, and Inferred mineral resources are reported at the full-cost operational mining cut-off value which varies between mining areas in US$ per tonne.

It is the opinion of the Qualified Person and author of this report that all data used in the generation of the mineral resource models and the processes by which these data were collected and stored are acceptable and of industry standard.

Table 14.14: Mineral Resources Estimate as of October 31, 2019, Guanajuato Mine

Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Measured
Cata	25,858	416	346,152	1.96	1,633	574	476,835
Pozos	73,348	228	537,700	1.33	3,137	334	788,638
Guanajuatito	22,470	351	253,485	1.58	1,140	477	344,699
Santa Margarita	7,521	166	40,211	2.68	647	380	91,962
Valenciana	2,827	305	27,718	3.35	305	573	52,089
San Cayetano	21,155	105	71,737	2.10	1,426	273	185,807
Promontorio	103,081	126	416,795	1.76	5,843	267	884,227
Total Measured	256,260	206	1,693,799	1.72	14,131	343	2,824,256
Indicated
Cata	1,116	327	11,745	1.26	45	428	15,368
Pozos	30,416	278	272,239	1.43	1,396	393	383,890
Guanajuatito	6,283	292	58,943	1.44	291	407	82,223
Santa Margarita	2,203	227	16,048	1.88	133	377	26,718
Valenciana	1,284	307	12,694	3	109	518	21,405
San Cayetano	4,216	101	13,655	1.82	247	246	33,387
Promontorio	41,958	130	175,348	1.73	2,332	268	361,911
Total Indicated	87,476	199	560,673	1.62	4,553	329	924,903

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Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Measure & Indicated
Cata	26,974	413	357,897	1.94	1,679	568	492,203
Pozos	103,764	243	809,939	1.36	4,532	351	1,172,528
Guanajuatito	28,753	338	312,428	1.55	1,431	462	426,923
Santa Margarita	9,724	180	56,259	2.50	780	380	118,680
Valenciana	4,111	306	40,412	3.13	414	556	73,494
San Cayetano	25,371	105	85,393	2.05	1,673	269	219,194
Promontorio	145,039	127	592,144	1.75	8,175	267	1,246,137
Total M&I	343,736	204	2,254,472	1.69	18,684	339	3,749,160
Inferred
Cata	-	-	-	-	-	-	-
Pozos	24,989	201	161,663	1.85	1,488	349	280,709
Guanajuatito	2,262	306	22,221	1.32	96	411	29,876
Santa Margarita	10,943	348	122,491	1.71	601	485	170,550
Valenciana	42,820	316	434,866	3.14	4,328	567	781,136
San Cayetano	8,212	61	16,215	2.65	701	274	72,284
Promontorio	119,383	97	371,959	2.17	8,348	271	1,039,786
Total Inferred	208,609	168	1,129,416	2.32	15,561	354	2,374,341

Notes on Guanajuato Mine Mineral Resource Estimates October 31, 2019

1.	Cut-offs are based on the marginal operating costs per mining area being US$113/tonne for Cata, US$75/tonne for Santa Margarita / San Cayetano, US$77/tonne for Los Pozos, US$124/tonne for Guanajuatito, US$60/tonne for Promontorio, and US$197/tonne for Valenciana.
2.	Block model grades converted to US$ value using plant recoveries of 88% Ag, 87% Au, and net smelter terms negotiated for concentrates.
3.	Rock Density for all veins is 2.68t/m³.
4.	Totals may not agree due to rounding.
5.	Grades in metric units; contained silver and gold in troy ounces.
6.	Ag Eq oz were calculated using 80:1 Ag:Au ratio. The ratios are reflective of average metal prices for 2019.
7.	Minimum true width 0.5m.
8.	Metal Prices US$15.80/oz silver, and US$1,290/oz gold (based on 3 year back averages).
9.	Effective date of October 31, 2019.
14.9	Comparison with Previous Mineral Resource Estimates

The previous Mineral Resource Estimate which has an effective date of August 31, 2017 (Wunder, 2018) is compared to the present Mineral Resource Estimate in Table 14.15 below. The Measured Resource classification in the current resource update provides a 71% increase in contained gold and 36% increase in contained silver and a 54% increase in contained silver equivalent ounces in relation to the previous estimate. For Indicated Resource classification, there is a 118% increase in contained gold and 46% increase in contained silver and 116% increase in contained silver equivalent ounces over the previous estimate. For Inferred Resource classification, an increase of 49% in contained gold and increase of 63% in contained silver, and 66% increase in contained Ag eq oz over the previous report. Overall Measured and Indicated Resource tonnes increased 60% or ~128,800 tonnes with a coincident increase of Ag eq oz of 66% or ~1,492,000 Ag eq oz.

This increase in both Measured and Indicated Resources, as well as Inferred Resources is a reflection of a successful core drilling campaign in the Promontorio, Los Pozos, and Valenciana areas in 2019, in spite of production depletion (133,189 tonnes grading 192g/t Ag and 1.5g/t Au for a gross 1.33M Ag eq oz), higher cut-offs in 2019, and further constraints to the wireframes widths.

Table 14.15: Comparison of 2017 to 2019 Mineral Resources, Guanajuato Mine

Category	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Total Measured 2019	256,260	206	1,693,799	1.72	14,131	343	2,824,256
Total Measured 2017	170,978	227	1,245,568	1.50	8,268	333	1,829,281
Measured Difference	50%	-9%	36%	14%	71%	3%	54%
Total Indicated 2019	87,476	199	560,673	1.62	4,553	329	924,903
Total Indicated 2017	43,929	215	383,530	1.25	2,088	303	428,190

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Indicated Difference	99%	-7%	46%	30%	118%	8%	116%
Total M&I 2019	343,736	204	2,254,472	1.69	18,684	339	3,749,160
Total M&I 2017	214,907	224	1,629,098	1.45	10,356	327	2,257,472
M&I Difference	60%	-9%	38%	16%	80%	4%	66%
Total Inferred 2019	208,609	168	1,129,416	2.32	15,561	354	2,374,341
Total Inferred 2017	158,846	136	694,917	2.04	10,432	280	1,431,334
Inferred Difference	31%	24%	63%	14%	49%	26%	66%

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15.0              Mineral Reserve Estimates

No mineral reserve estimates were completed in this report. Mineral reserves were estimated for Guanajuato Mine (Rennie and Bergen, 2011) in the Cata, Los Pozos, and Santa Margarita zones but they have been depleted. The Company has not established reserves at the Guanajuato Mine Complex due to the following reasons:

■	Establishment of Measured and Indicated resource estimates only with associated development, sampling and mining in the mineralized zones
■	Geological nature of the deposit type and mineralized zones
■	Associated costs of 3rd party mineral reserve estimation when the Company is already in production from these zones

The Company made a production decision to enter production at the Guanajuato Mine Complex the Guanajuato Mine in 2006. The Company did not base this production decision on any feasibility study of mineral reserves demonstrating economic and technical viability of the mine.  Thus, there may be increased uncertainty and risks of achieving any level of recovery of minerals from the Guanajuato Mine or the costs of such recovery.  As the Guanajuato Mine, does not have established reserves, the Company faces higher risks that anticipated rates of production and production costs will be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from the Guanajuato Mine and ultimately the profitability of the operation.

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16.0              Mining Methods

Production from GMC mines since beginning operations in Mexico is summarized in Table 16.1. The Company initially focused on increasing production throughput however in 2008 the company focused on increasing grade resulting in a reduction in tonnage produced. San Ignacio production began at the end of November 2013. The increase in production shown in the years 2014 to 2017 in Table 16.1 reflects the increase in production from the San Ignacio Mine. In 2018 production wanes at Guanajuato and is increasingly dominated by San Ignacio Mine, while in 2019 production is near solely San Ignacio with Guanajuato Mine placed on a C&M basis.

Table 16.1: GMC Production as of October 31, 2019

Year	Tonnes Mill/ Mine GTO	Tonnes Mill/ Mine San Ignacio	Tonnes (milled)	Ag (oz)	Au (oz)
2006	86,111	-	86,111	105,480	988
2007	203,968	-	203,968	521,225	3,794
2008	155,079	-	155,079	848,083	5,488
2009	138,517	-	138,517	1,019,751	6,748
2010	144,112	-	144,112	1,019,856	6,619
2011	169,213	-	169,213	959,490	7,515
2012	174,022	-	174,022	1,004,331	10,350
2013[1]	220,463	1,082	221,545	1,079,980	15,063
2014[1]	213,658	54,154	267,812	1,239,009	15,906
2015[1]	180,691	129,253	309,944	1,708,061	21,126
2016[1]	136,349	183,694	320,043	1,473,229	21,626
2017[1]	131,335	185,475	316,810	1,386,964	21,501
2018[1]	88,364	212,650	301,014	1,096,757	19,073
2019[1,2]	3,921	151,768	155,689	480,465	9,887
Total	974,781	918,076	2,963,879	13,942,681	165,684

Source: Great Panther Annual reports for 2006 to 2018 inclusive

1.	2006-2015 reported figures reflect tonnes milled, 2016-2019 reported figures reflect tonnes mined which has a small discrepancy to tonnes milled.
2.	2019 details from production records to October 31, 2019

From September 1, 2017 to December 31, 2018 (date placed in C&M) the production for the Guanajuato Mine was sourced from Cata, Santa Margarita, Los Pozos, Guanajuatito, Valenciana and Promontorio areas. During the 3rd quarter of 2019 minor production was recommenced from Pozos and Promontorio. The production was achieved with a work force that operated 6 days per week to obtain a total production of 133,189 tonnes, producing on average 212 tonnes per operating day. The San Ignacio mine had a production of 428,334 tonnes in the same period, producing on average 681 tonnes per operating day. The overall total production for the GMC averaged 893 tonnes per operating day (628.8 operating days) during the period from September 1, 2017 to October 31, 2019.

16.1	Cut and Fill Mining Method

Typically, all zones at the GMC are extracted by the Cut & Fill mining method. A brief description of the Cut & Fill mining method is as follows:

An access ramp approximately 3.5 meters (width) by 3.5 metres (height) is located at the bottom of the vein, from which development drifts are advanced along the zone to open headings at the mine blocks. Sub-levels off the access ramp are between 20 and 35 meters apart with attack drifts to the zone averaging from 20 to 40 meters in length.

The mining sequence begins with the development of a crosscut off the access ramp into the mineralized level. A heading is developed up to the economic limit of the predefined block, where exploration definition drilling is completed to define the limits of the block. Subsequently, the zone is excavated along its length (using jack-leg drills) through two headings (180 degrees apart). Depending on the width of the vein, the cut width may be 2.4 meters or 1.8 meters to minimize dilution. Depending on the width of the vein, ground support may be necessary which can include rock bolts and mesh. The back of each cut along the length the zone is composite sampled to provide additional assay confirmation prior to mining the next lift. The cut is then back-filled with waste material utilizing a Scoop-Tram. When the filling is finished, a new cut into the stope block is initiated above the previous cut (breasting), restarting the cycle.

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Overall development in ore is completed with either jack-leg drills or a 16ft Jumbo. 3.5 yard and 4.0-yard Scoop-Trams are used for ore handling with either 10-ton or 18-ton trucks used to transport the ore.

The stability of the rock was evaluated in 2010 by Roland Tosney, Consulting (Geotechnical Engineer). Cement resin bolts are required for excavations up to 5 meters in height. For excavation heights greater than 5 metres but less than 9 metres, cable anchor bolts are installed for additional support. Four-meter cable bolts are installed where holes are drilled by the Jumbo. In areas requiring openings greater than 9 metres vertical, permanent columns of rock are left.

16.2	Guanajuatito Zones

Guanajuatito has been producing ore since 2006. Production came predominantly from the 1730, 1710, 1700, and 1690masl elevations (430, 410, 400, and 390 levels) with hanging-wall ramp completed to the 1730 masl elevation (430 level). The ore zones of Guanajuatito are exploited by the Cut and Fill mining method with a ramp to the bottom of the vein being extended at depth.

A cross section of the Guanajuatito deposit is shown in Figure 16.1 and a level plan of the block model and wireframe is shown in Figure 16.2.

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16.3	Valenciana Zone

Exploration development has commenced in the Valenciana zones on the 320 and 285 levels and production restarted in the last two months of 2016. Exploitation is within several footwall zones to the Veta Madre.

Refer to Figure 16.3 and Figure 16.4 below for a cross section and plan map for the Valenciana zone.

16.4	Cata

The Cata zone is composed of five separate mineral zones that vary in widths from 2 to less than 1 meter. These zones are extracted by the Cut and Fill mining method. Sub-levels off the access ramp are between 20 and 30 meters apart.

Mining of the Cata Clavo has reached the 550 level where development and stoping are being carried out on the Veta Madre vein. Cata Clavo is a relatively steeply dipping structure that has been identified for mining from the 1550masl elevation (550 level) to the 1665 masl elevation (435 level). The mining area was up to 100 meters long and up to 10 meters wide. The Veta Madre FW, Contact, Veta Madre HW, Alto 1 to Alto 4 zones are located on the hanging wall side of the Veta Madre and the multiple zones are close to each another. In some areas, the combined Veta Madre to Alto 4 generates an overall width exceeding 30 metres. Presently, mining in the Cata zones includes backfilling stopes and salvaging mining internal pillars, as well as identifying mineralized extensions of identified zones, again for remnant mining.

A cross section of the Cata Clavo is shown in Figure 16.5 and a level plan of the block model and wireframe is shown in Figure 16.6.

16.5	Los Pozos Zone

At the Los Pozos SE zone mining is underway above the 275 level, both on remnant mineralization as well as recovery of old pillars. Below the 275 level the zone is in-situ. Mineralization is related to both the Veta Madre and Santa Margarita (hanging wall) structures as well as transverse structures.

The Los Pozos deposits are relatively steeply dipping structures that have been identified for mining from the 1825 masl elevation (275 level for Pozos NW & 250 level for Pozos SE) to the 1690 masl elevation (410 level). A cross section of the Los Pozos deposit is shown in Figure 16.7 and a level plan of the block model and wireframe is shown in Figure 16.8.

16.6	Santa Margarita Zones

The Santa Margarita gold rich vein has been explored by ramp development from the 390 level to the 500 level. The ramp has been driven from the 1710 masl elevation (390 level) and extended down to the 1560 masl elevation (540 level). Extractions are by cut and fill mining methods. In 2014 there was rehabilitation and development on the 345 and 360 levels. In 2016 and 2017 there was some remnant mining in the deeper part of the Santa Margarita structure.

Santa Margarita has been producing ore since March 2009, but presently production is much diminished. A cross section of the Santa Margarita deposit is shown in Figure 16.9 and a level plan of the block model and wireframe is shown in Figure 16.10

16.7	San Cayetano Zone

Development has commenced on the San Cayetano zone, consisting of drifting along the mineralization on the 475 level, minor raising to ascertain grade continuity, and cross cutting in the hanging-wall to build out several drill stations. Mining from the 520 and 475 levels has been by Cut and Fill. Exploration development and drilling continued along the western extension of the San Cayetano in 2016 and 2017. Exploitation of the San Cayetano structures is completed.

Refer to Figure 16.9 and Figure 16.10 below for a cross section, and a level plan of the block model and wireframe for the San Cayetano zone.

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16.8	Promontorio Zone

Production restarted from Promontorio in March of 2017 and exploration development continues to define this zone. It is a quartz stockwork system within the hanging-wall conglomerates, immediately above the Veta Madre. Minor production has come from the 110 level before C&M commenced at the end of 2018.

Refer to Figure 16.11 and Figure 16.12 below for a cross section, and a level plan of the block model and wireframe for the Promontorio zone.

Figure 16.1: Development and Mineral Resource in the Guanajuatito zone, section view 2925N

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Figure 16.2: Development and Mineral Resource in the Guanajuatito zone, plan view

Figure 16.3: Development and Mineral Resource in the Valenciana zone, section view 2150N

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Figure 16.4: Development and Mineral Resource in the Valenciana zone, plan view

Figure 16.5: Development and Mineral Resource in the Cata zone, section view 600N

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Figure 16.6: Development and Mineral Resource in the Cata zone, plan view

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 Figure 16.7: Development and Mineral Resource in the Los Pozos zone, section view 175N

Figure 16.8: Development and Mineral Resource in the Los Pozos zone, plan view

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Figure 16.9: Development and Mineral Resource in the Santa Margarita and San Cayetano zones, section view 75S

Figure 16.10: Development and Mineral Resource in the Santa Margarita and San Cayetano zones, plan view

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Figure 16.11: Development and Mineral Resource in the Promontorio zone, section view 450S

Figure 16.12: Development and Mineral Resource in the Promontorio, plan view

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17.0              Recovery Methods

17.1	Ore Processing Description

The GMC mineral processing plant processes approximately 896 tonnes per operating day (January 1 - October 31, 2019) or 733 tonnes per calendar day. The processing plant utilized five stages as follows: crushing, milling, flotation, thickening and filtering and produces a concentrate of iron sulphide (pyrite) with high values of gold and silver which are marketed and sold as the final product (Figure 17.1).

The ore is delivered by truck from GMC’s mines to the ore processing yard at Cata which has a storage capacity of 1,500 tonnes. The material is fed onto a gravity fed grizzly with 12-inch steel grid openings where it falls into a hopper with a capacity of 1,000 tonnes where ore processing begins.

17.1.1	Crushing & Grinding Circuits

The ore from the 1,000-tonne capacity hopper is transferred along a 48-inch-wide belt to a 24 inch by 36-inch PettiBone jaw crusher where the 12-inch feed is reduced to less than 3-inch diameter. The feed from the jaw crusher exits along a 36-inch-wide belt and feeds a 6 ft wide by 20 ft long double bed vibrating Ludowici screen. The Ludowici screen separates the feed by size with the upper bed separating material greater than 1 inch and the lower bed separating material less than ¼ inch. This ¼ inch “fine” material is then fed along a 24-inch belt to a hopper prior to grinding (currently feed on average of 88% less than ¼ to the mill). The over size from the Ludowici screen is fed to a Metso (300HP) secondary cone crusher for further size reduction which is then fed back to the Ludowici screen along a 24-inch belt to ensure the material is the appropriate size for the mill. The crushing circuit has a backup Simmons 5½ short head cone crusher that is utilized as needed.

Figure 17.1: Process Flow Sheet, Guanajuato Mine Complex Metallurgical Plant

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17.1.2	Milling

Immediately after the crushing, the ore is stored in a series of "fines hoppers" which has a capacity of 1,800 tonnes. This material passes through chutes at the bottom of the hopper to feed three 24 inch wide belts where the material is weighed (continuous weighing scale) and fed into three twin Denver of 7 ft by 14 ft ball-mills which are coated inside by a chromium-molybdenum alloy shield on the surface of the cylinder and natural rubber on the "heads". The grinding material used in these mills are 2.5-inch diameter high chrome alloy cast balls. The ¼ inch crushed material enters the ball mill where the movement, impacts and attrition from the balls promotes the wet pulverization of the mineral which is discharged by the mill as a "thick mineral pulp" where approximately 70% of the material by weight is solid and the remaining 30% is water. This thick mineral pulp is then diluted by adding water and feeds into 4 inch by 3 inch Krebs pumps where the material then feeds a series of Gmax G10 hydro-cyclone classifiers (two cyclones per mill) which carry out the classification of fines before entering the flotation circuit (75% of the material passing minus 200 meshes with automatic sampling). The average content of this material is 28% solid by weight and 72% water. The oversize material is returned to the mill for re-grinded in the closed circuit which has a "circulating load" of 350% thus ensuring the best release of the particles of interest. At this stage of grinding, reagents are added as the ore enters the mills. This includes the addition of two specific reagents which promote the recovery of gold and silver (promoter MaxGold 900 and promoter 7310, both Cyteg brand products).

17.1.3	Flotation Circuits

After grinding and conditioning by the initial reagents the material enters a 20 cubic meter capacity tank where additional reagents are added (promoter, collector and surfactant, Promoter 7310, Aerophine 3416 both Cyteg and cc-1065 SF surfactant brand PQM) and agitation incorporates these reagents into the mineral pulp. This material then enters the primary rougher flotation cells consisting of two stirred cell tanks that are 5 cubic metres each (made by Outotec) where a primary concentrate is obtained (paddled and spills over the edge of both cells where it is collected). Two stages of cleanup are required for this material prior to feeding the next stage of thickening which occurs in the in the primary and secondary cleaner flotation cells consisting of two banks of Wemco-type cells (6 cubic metres each and three cells per bank). Cell discharge continues as the material cascades toward the secondary rougher flotation cells consisting of 3 Outotec No. 5 cells which are each 5 cubic metres capacity. The spills from these cells are fed to a medium grained material tank that will partially return to flotation after a regrind stage.

The discharge from the Outotec No.5 cells feed a bank 8 Wemco type scavenger cells with a total capacity of 20 cubic metres. At this stage the spills of the bank of 8 cells join the spills from the previous 3 Outotec No. 5 cells and it is sent to a 4 ft by 5 ft regrind mill and passes to a hydro-cyclone classifier with the spill then entering the 20 meter conditioning tank along with the grinding product. The discharge enters the closed circuit to the 4 ft x 5 ft mill.

The material then enters an automatic filter press with 30 plates. The final concentrate has an average water content of 8% by weight.

It is worth mentioning that the rest of the reagent necessary for the flotation process are introduced at the beginning of the bank of scavenger cells and the current "modular" system of cells allows the Company to change flows to make the process more efficient, depending on the head grades feeding the mill. The discharge of the scavenger bank, containing on average 28% solid, is sent through a series of pumps to the tailings dam (after automatic sampling) 984 meters away. The pumps used for this discharge are 2 - 6 inch by 4-inch Warman 100 hp pumps.

17.1.4	Thickening & Filtration

The product from the secondary cleaner flotation cells is sent via 15 hp Gallagher pump through an automatic sampler before entering a 230 cubic meter settling tank. Thickening results in material containing 50% to 70% solids by weight which is then sent to the filtering stage. During this stage water is recovered, recirculated and utilized at the beginning of the milling stage.

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For the filtration stage, a Clever filter press with 30 plates is utilized (63 x 63 cm each plate). Material from the thickener is fed into the filter pack through an Abel piston pump where the maximum possible amount of water is removed by means of compressive pressure. The resulting filtered concentrate contains on average 12% humidity. The concentrate is then sampled, weighed and stored in the concentrate yard prior to sale and shipment.

17.1.5	Production History

Table 17.1 summarizes the production at GMC. The tonnes and ounces of silver and gold include the San Ignacio mine since 2013. Information as of October 31, 2019.

Table 17.1: GMC Production as of August 31, 2017

Year	Tonnes Mill/Mine Guanajuato	Tonnes Mill/Mine San Ignacio	Tonnes (milled)	Ag (oz)	Au (oz)
2006	86,111	-	86,111	105,480	988
2007	203,968	-	203,968	521,225	3,794
2008	155,079	-	155,079	848,083	5,488
2009	138,517	-	138,517	1,019,751	6,748
2010	144,112	-	144,112	1,019,856	6,619
2011	169,213	-	169,213	959,490	7,515
2012	174,022	-	174,022	1,004,331	10,350
2013[1]	220,463	1,082	221,545	1,079,980	15,063
2014[1]	213,658	54,154	267,812	1,239,009	15,906
2015[1]	180,691	129,253	309,944	1,708,061	21,126
2016[1]	136,349	183,694	320,043	1,473,229	21,626
2017[1]	131,335	185,475	316,810	1,386,964	21,501
2018[1]	88,364	212,650	301,014	1,096,757	19,073
2019[1,2]	3,921	151,768	155,689	480,465	9,887
Total	974,781	918,076	2,963,879	13,942,681	165,684
1.	Mid-2016 to 2018 San Ignacio and Guanajuato Mine ores blended, so use mined tonnes for GTO and SI
2.	Information to October 31, 2019
17.2	Metallurgical Tests Summary

Metallurgical tests are completed to optimize the consumption of reagents and overall milling process in order to obtain the maximum recovery and to complying with the concentration of grades required. All metallurgical tests are completed internally. A summary of the results for the November and December 2015 metallurgical tests are as follows in Table 17.2.

 Table 17.2: 2015 Metallurgical Test Summary

Metallurgical Balance 70%-30%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	34	3.40	56.96	5,351	1.94	181.93	71.23	71.38	2.32	251.00
scavenger	42	4.20	7.73	857	0.32	35.99	11.94	14.12	REC. Au	REC. Ag
Tails	924	92.40	0.50	40	0.46	36.96	16.82	14.50	83.18	85.50
Totals	1000	100.00	2.72	255			100.00	100.00
Metallurgical Balance 60%-40%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	41	4.10	44.66	3,861	1.83	158.30	65.53	71.74	4.57	278.00
scavenger	28	2.80	19.43	930	0.54	26.04	19.47	11.80	REC. Au	REC. Ag
Tails	931	93.10	0.45	39	0.42	36.31	14.99	16.46	85.01	83.54
Totals	1000	100.00	2.79	221			100.00	100.00

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Metallurgical Balance 50%-50%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Au gr/ton	Au	Au	Au	Ag	Au	Ag
concentrate	40	4.00	56.97	4,163	2.28	166.52	69.25	69.91	2.79	214.00
scavenger	25	2.50	18.11	1,071	0.45	26.78	13.76	11.24	REC. Au	REC. Ag
Tails	935	93.50	0.60	48	0.56	44.88	16.99	18.84	83.01	81.16
Totals	1000	100.00	3.29	238			100.00	100.00
Metallurgical Balance 50%-50%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
CONC. 1 L	107	2.14	141.86	5,827	3.04	124.72	81.09	74.22	3.22	171.00
scavenger	115	2.29	3.99	142	0.09	3.26	2.44	1.94	REC. Au	REC. Ag
Tails 1 L	101	2.02	8.75	362	0.18	7.32	4.73	4.36	88.26	80.52
Tails	4677	93.54	0.47	35	0.44	32.74	11.74	19.48
Totals	5000	100.00	3.74	168			100.00	100.00
Metallurgical Balance Test Xantato Isopropilico
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
Conc. 2 L.	6	0.30	1341.93	37,912	4.03	113.74	74.69	61.59	4.44	146
scavenger	37	1.85	17.05	703	0.32	13.01	5.85	7.04	REC. Au	REC. Ag
Tails 1 L.	28	1.40	11.97	721	0.17	10.09	3.11	5.47	86.40	78.14
Tails 2 L	7	0.35	42.19	2,134	0.15	7.47	2.74	4.04
Tails finales	1922	96.10	0.76	42	0.73	40.36	13.60	21.86
Totals	2000	100.00	5.39	185			100.00	100.00
Metallurgical Balance San Ignacio Low Grade
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	41	4.10	55.41	1,737	2.27	71.22	74.51	60.04	2.84	127
scavenger	44	4.40	2.88	287	0.13	12.63	4.16	10.65	REC. Au	REC. Ag
Tails	915	91.50	0.71	38	0.65	34.77	21.34	29.31	70.69	78.66
Totals	1000	100.00	3.05	119			100.00	100.00
Metallurgical Balance Test Xantato Amilico
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	29	2.90	89.44	2,881	2.59	83.55	72.33	67.38	3.05	126
scavenger	25	2.50	15.70	445	0.39	11.13	10.95	8.97	REC. Au	REC. Ag
Tails	946	94.60	0.63	31	0.60	29.33	16.73	23.65	76.35	83.27
Totals	1000	100.00	3.59	124			100.00	100.00
Metallurgical Balance Test San Ignacio 100% 75% a -200
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	40	4.00	57.16	1,903	2.29	76.12	68.53	60.46	3.1	132
scavenger	34	3.40	13.92	429	0.47	14.59	14.18	11.59	REC. Au	REC. Ag
Tails	926	92.60	0.62	38	0.58	35.19	17.29	27.95	72.05	82.71
Totals	1000	100.00	3.34	126			100.00	100.00
Metallurgical Balance Test San Ignacio 100% 82%-200
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	41	4.10	72.01	2,301	2.95	94.34	80.04	73.76	3.21	135
scavenger	49	4.90	4.77	165	0.23	8.09	6.34	6.32	REC. Au	REC. Ag
Tails	910	91.00	0.55	28	0.50	25.48	13.62	19.92	80.08	86.38
Totals	1000	100.00	3.69	128			100.00	100.00

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Metallurgical Balance 70%-30%
Metallurgical Balance Test San Ignacio 70%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	60	6.00	45.39	1,495	2.72	89.70	76.37	71.27	2.9	124
scavenger	52	5.20	7.67	200	0.40	10.40	11.18	8.26	REC. Au	REC. Ag
Tails	888	88.80	0.50	29	0.44	25.75	12.45	20.46	79.54	87.55
Totals	1000	100.00	3.57	126			100.00	100.00
Metallurgical Balance Test San Ignacio 75%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	30	3.00	102.75	3,017	3.08	90.51	78.03	68.96	3.67	141
scavenger	31	3.10	14.25	345	0.44	10.70	11.18	8.15	REC. Au	REC. Ag
Tails	939	93.90	0.45	32	0.43	30.05	10.79	22.89	77.11	89.21
Totals	1000	100.00	3.95	131			100.00	100.00
Metallurgical Balance Test San Ignacio 75%
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
concentrate	63	6.30	34.09	1,004	2.15	63.25	78.37	65.91	3	130
scavenger	51	5.10	2.99	155	0.15	7.91	5.56	8.24	REC. Au	REC. Ag
Tails	886	88.60	0.50	28	0.44	24.81	16.07	25.85	74.15	83.93
Totals	1000	100.00	2.74	96			100.00	100.00
Metallurgical Balance Test Santa Margarita
Description	weight gr.	% weight	Grade		Contained		Recoveries		Head Grade
			Au gr/ton	Ag gr/ton	Au	Ag	Au	Ag	Au	Ag
Conc. Prim.	50	5.00	68.03	2,171	3.40	108.55	78.99	71.71	3.80	145.00
Conc. scav.	28	2.80	12.58	443	0.35	12.40	8.18	8.19	REC. Au	REC. Ag
Tails	922	92.20	0.60	33	0.55	30.43	12.83	20.10	87.17	79.90
Total	1000	100.00	4.31	151			100.00	100.00

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18.0              Project Infrastructure

The Guanajuato Mine is located 360 km northwest of Mexico City and is situated along the northeast side of the city of Guanajuato. The general infrastructure covers the area of the mining concessions and are described in the following items.

The surface and underground infrastructure at the Guanajuato Mine includes the following:

■	Extensive underground workings from surface to approximately 600 metres below surface including multiple shafts and adits from surface as well as internal shafts and ramps
■	Two main shafts: the Rayas, for men and materials, and the Cata shaft, for rock hoisting
■	Mine, geology, processing, and administrative offices in several locations.
■	A shaft and ramp from surface as well as internal ramps and drives linking to adjacent mines
■	A nominal 1,000tpd flotation concentrator with surface bins, crushing facilities, grinding mills, flotation cells, and concentrate dewatering circuit
■	Access roads to the mines
■	Historical tailings storage facility
■	Assay laboratory
■	A tailings storage facility
■	Connection to the national grid for the supply of electric power
■	Conventional and mechanized underground mining equipment
■	Water and compressed air reticulation systems
■	Utility water is available for the mine and plant
■	Communications systems (internet based)
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19.0              Market Studies & Contracts

19.1	Market Studies

The principal commodities at the Guanajuato Mine is iron sulphide (pyrite) concentrates containing gold and silver. These products are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. There are smelters in Mexico that can accept these concentrates, as well as other smelters around the world along with traders who purchase such concentrates.

19.2	Contracts

The Guanajuato Mine is an operating mine using contract employees and contracted services under the direction of Company employed management. There are several contracts in place for:

■	Diamond drilling in the mine (one contractor)
■	Seven contracts for the supply of labor and services in the mines
■	Alfred Knight for representation at Manzanillo, and Inspectorate in Veracruz, for concentrate shipments
■	Sales of concentrates to traders and smelters
■	Security services on surface and underground

The mine maintenance contract is a cost per man-day.

Mining contracts include unit costs for development, stoping, and haulage plus daily costs for ancillary personnel. Several of the mining contracts include rates for the use of Company equipment (Scoop Tram, trucks, jumbos, etc.).

Security personnel are contracted based upon a daily rate per man.

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20.0              Environmental Studies, Permitting, & Social or Community Impact

20.1	Environmental Regulatory Framework in Mexico

The Mexican Constitution establishes in Article 27 that natural resources are part of the nation's heritage and that it is therefore the Federal Government that regulates resource management. Although the Mining Legislation for Mexico emanates from Article 27, there are many secondary laws that complement the regulatory framework.

The mining legislation provides that the owners of mining concessions and assignments, regardless of the date of their attribution, are obliged to comply with the provisions applicable to the mining-metallurgical industry in terms of ecological balance and protection of the environment, in accordance with the legislation and applicable regulations in the different areas (environmental impact, use of land and water, generation of waste, emissions to the atmosphere, etc.). The regulations of the Mining Law establish, for its part, that the granting of concessions and mining assignments does not exempt its holders from the obligation to comply with the provisions on environmental, labour, social assistance and use and handling of explosives, as contained in the applicable legislation. Emphasizing that for the extraction of minerals, concessionaires must comply with the different federal and state laws that apply to the type of operation in question.

At the federal level, the unit authorized to generate, apply, supervise and monitor compliance with environmental regulations is the Ministry of Environment and Natural Resources (Secretaria de Medio Ambiente y Recursos Naturales SEMARNAT). Among its most important organizations linked to mining activity are the National Water Commission (Comision Nacional del Agua CONAGUA), the National Commission of Natural Protected Areas (Comision Nacional de Areas Protegidas CONANP) and the Federal Office of Environmental Protection (Procuraduria Federal de Proteccion al Ambiente PROFEPA).

There are also regulations and procedures at the state and municipal level. In the first case, the unit responsible for monitoring compliance in environmental matters is the Institute of Ecology (Instituto de Ecologia) for the State of Guanajuato and at the municipal level, it is the General Directorate of Ecology and Environment (Dirección General de Ecología y Medio Ambiente).

The laws and regulations in force for mining activity in Mexico and also related to the care of the environment, are:

■	Constitución Política de los Estados Unidos Mexicanos
■	(Political Constitution of the United Mexican States)
■	Ley Minera (Mining Law) and regulations thereunder
■	Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law of Ecological Balance and Protection of the Environment) and regulations thereunder
■	Ley General de Desarrollo Forestal Sustentable (General Law on Sustainable Forest Development) and regulations thereunder
■	Ley General para la Prevención y Gestión Integral de los Residuos (General Law for the Prevention and Integral Management of Waste) and regulations thereunder
■	Ley General de Vida Silvestre (General Law of Wildlife)
■	Ley Federal de Responsabilidad Ambiental (Federal Law of Environmental Responsibility)
■	Ley de Aguas Nacionales (Law on National Waters) and regulations thereunder
■	Ley Federal de Derechos (en materia de agua) (Federal Law of Rights (on water))
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As a complement to this legislation are the Official Mexican Standards for the environmental sector that establish the characteristics and specifications, criteria and procedures that allow protecting and promoting the improvement of the environment and ecosystems, as well as the preservation of natural resources.

The Norms for the mining operation are the following:

■	NOM-001-SEMARNAT-1996, Wastewater discharge into national waters and national lands.
■	NOM-002-SEMARNAT-1996, Wastewater discharge into the sewer system
■	NOM-003-CONAGUA-1996, Water extraction wells construction
■	NOM-052-SEMARNAT-2005, Identification, classification and lists of hazardous waste
■	NOM-120-SEMARNAT-2011,
■	NOM-141-SEMARNAT-2003, Project, construction, operation and post-operation of tailings dam
■	NOM-157-SEMARNAT-2009, Mine waste management plans
■	NOM-161-SEMARNAT-2011, Special handling waste and their management plans
■	Norma Técnica Ambiental NTA-IEG-003/2001, Non-hazardous industrial waste management

Note: There are other Mexican Official Standards that are used in a complementary manner.

20.2	Environmental Studies & Permits

According to the stages of the process, the main environmental studies and permits required are described in the following Items of this TR.

20.2.1	Exploration

To start the exploration work, a company may be required to complete necessary studies in accordance with the Secretary of Environment and Natural Resources (SEMARNAT) such as an Environmental Impact Assessment and sometimes a Change in the use of land authorization.

■	Environmental Impact Evaluation. This can be carried out in two ways, depending on the conditions of the project.
■	Environmental Impact Assessment (Manifestacion de Impacto Ambiental MIA). This document outlines real and potential environmental impact any work or activity could generate and outlines the mitigation strategy for such impact. This is a complete report based in a series of extensive studies and surveys.
■	Preventive Report (Informe Preventivo IP). This document is required if a project operates under the assumptions outlined in Norm NOM-120-SEMARNAT-2011 Standard, that establishes environmental protection specifications for direct mining exploration activities in agricultural, livestock or inactive agricultural areas and in areas with dry and temperate climates where vegetation of xerophilous scrub, deciduous forest, coniferous or oak forests.
■	Change in the use of land in forest lands: When the total or partial removal of vegetation from forest lands is intended to be used for non-forestry activities and its volume exceeds the parameters established in NOM 120-SEMARNAT-2011 Standard, a Technical Justification Study (Estudio Tecnico Justificativo ETJ) must be presented for the change of land use official modification.
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20.2.2	Mining & Mineral Processing

Due to the complexity related to this stage of the process and the diversity of possible environmental impacts, there are several licenses and permits required as follows:

■	Environmental Impact Evaluation: As for the exploration stage, both the mining and processing of minerals (including underground development and complementary facilities) require regulatory instruments that regulate the environmental impacts of the project described on the MIA and, where appropriate, the need of modifying lands with forest vocation to convert them for industrial use based on the ETJ).
■	Generation of mining-metallurgical waste: The adequate management of this waste will be determined by the NOM-157-SEMARNAT-2009 Standard, which establishes the elements and procedures for implementing mine waste management plans. In addition to the above, particularly in relation to tailings, the provisions of Standard NOM-141-SEMARNAT-2003, which establishes the procedure to characterize tailings, as well as the specifications and criteria for the characterization and preparation of tailings ponds sites, construction, operation and post-operation of tailings dams.
■	Emissions to the atmosphere: To regulate these emissions, a company must have an Environmental License Licencia Ambiental Unica (LAU), authorization based on the regulation for the operation and the operation of fixed sources under federal jurisdiction. The Ministry of Environment and Natural Resources (SEMARNAT) establishes the mechanisms and procedures to obtain such a license, as well as an update of information on polluting emissions through an Annual Operation Certificate (Cedula de Operacion Anual COA).
■	Use or use of water: For the use of waters other than those from mining, a Concession Certificate must be processed before the CONAGUA. The discharge of the wastewater will be done in compliance with Standard NOM-001-SEMARNAT-1996 if it is discharged into national waters and / or, according to Standard NOM-001-SEMARNAT-1996 when it is discharged into the municipal sewer system municipal.

The main permits currently in place for the GMC are listed in Table 20.1.

Complementary to some of the permits listed above a series of monitoring activities have been established for the GMC to monitor and control possible environmental impacts related to GMC activities. These monitoring activities are list in Table 20.2.

Table 20.1: Summary of Permits in place for the GMC

AUTHORITY	PERMIT	FILE NUMBER / AUTHORIZATION NUMBER
SEMARNAT	IP MINING EXPLORATION IN SAN IGNACIO PHASE IX	GTO.131.1.1/0675/2017
	IP MINING EXPLORATION IN SAN IGNACIO PHASE X	GTO.131.1.1/0883/2017
	MIA OF THE TAILINGS DAM No.9	GTO.131.1.2/0079/2013
	ETJ OF THE TAILINGS DAM No. 9	GTO.131.1.1/0658/2015
	MIA OF THE TAILINGS DAM No.9 (SECOND EXTENSION)	SUBMITTED TO SEMARNAT
	ETJ OF THE TAILINGS DAM No. 9 (SECOND EXTENSION)	SUBMITTED TO SEMARNAT
	MIA OFSAN IGNACIO MINE	GTO.131.1.1/0566/2013.
	ETJ OF SAN IGNACIO MINE	GTO.131.1.2/317/2013.
	MIA OF EL HORCON PROJECT	SGPARN.014.02.01.01.1031/15
	NOTIFICATION OF TEMPORARY SUSPENSION OF EL HORCON PROJECT	MMR/AMB001/2016
	ETJ OF EL HORCON PROJECT	SGPARN.014.02.01.01.1015/17
	REGISTRATION AS A GENERATOR OF HAZARDOUS WASTE	MMRSP1101511
	HAZARDOUS WASTE MANAGEMENT PLAN	11-PMM-1-0042-2010
	MINIG WASTE MANAGEMENT PLAN	IN PROCESS
	ENVIRONMENTAL LICENSE	LAU-11-47/01501/06
	ANNUAL OPERATION CERTIFICATE COA 2016	11/COW/0236/06/17
	PERMISSION FOR OPEN AIR COMBUSTION	GTO 13.1.1/0055/2017
IEEG	REGISTRATION AS A GENERATOR OF SPECIAL HANDLING WASTE	GUA-GRME-221/2011
	SPECIAL HANDLING WASTE MANAGEMENT PLAN	PM-000200/2017

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AUTHORITY	PERMIT	FILE NUMBER / AUTHORIZATION NUMBER
CONAGUA	CHANGE OF OWNERSHIP (MINERA MEXICANA EL ROSARIO)	08GUA107052/12FMDL11
	PERMIT FOR OCCUPATION OF FEDERAL ZONE AND HYDRAULIC INFRASTRUCTURE INTALATION - TAILINGS DAM No.9	SUBMITTED TO CONAGUA
	WASTEWATER DISCHARGES IN SAN IGNACIO MINE	SUBMITTED TO CONAGUA
PROFEPA	REJOINING TO THE VOLUNTARY ENVIRONMENTAL AUDIT	8380
MUNICIPALITY	ORE PROCESSING PLANT (HACIENDA DE BUSTOS) LAND USE LICENSE	DPUPA/2763/2017
	TAILINGS DAM LAND USE LICENSE	DPUPA/3155/2016
	SAN IGNACIO´S MINE LAND USE LICENSE	DPUPA/3154/2016
	RAYAS´S MINE LAND USE LICENSE	DPUPA/3401/2016
	SAN VICENTE´S MINE LAND USE LICENSE	DPUPA/3402/2016
	CATA´S MINE LAND USE LICENSE	DPUPA/2892/2017
	ENCARNACION´S MINE LAND USE LICENSE	DPUPA/2896/2017; DPUPA/2996/2017
	VALENCIANA MINE´S LAND USE LICENSE	DPUPA/1441/2016

Table 20.2: Monitoring activities in place at the GMC

Category	Monitoring	Legal requirement	Frequency
Waste	Tailings monitoring	NOM-141-SEMARNAT-2003 NOM-147-SEMARNAT/SSA1-2004	Annual
	Waste rock monitoring	NOM-157-SEMARNAT-2009	Annual
	PCB´S monitoring	NOM-133-SEMARNAT-2015	Annual
Air (atmospheric emissions)	Perimeter Powder PM 10 and PM 2.5	NOM-025-SSA1-2014	Biannual
	Perimeter Powder (total suspended particles)	NOM-035-SEMARNAT-1993	Biannual
	Isokinetic sampling (lead and total suspended particles)	NOM-043-SEMARNAT-1993	Biannual
	Isokinetic sampling (lead, carbon monoxide, nitric acid and hydrochloric acid)	NOM-043-SEMARNAT-1994 NOM-085-SEMARNAT-2011	Biannual
Noise	Perimeter Noise	NOM-081-SEMARNAT-1994	Annual
Water	Water quality analysis	NOM-001-SEMARNAT-1996	Biannual
	Water quality analysis	NOM-001-SEMARNAT-1996	Quarterly
	Groundwater quality analysis	NOM-001-SEMARNAT-1996	Annual
20.2.3	Mine Closure

Although the closure of the mine is one of the last stages of the mining cycle, from the beginning of the operation it is required that a Site Restoration and Abandonment Program (Programa de Restauración y Abandono del Sitio) is prepared in compliance with the provisions of the Environmental Impact Assessment (MIA), and a Technical Justification Study (ETJ) and / or in Standard NOM-141-SEMARNAT-2003, as the case may be.

20.3	Social & Community Factors

Great Panther’s community relations team at the GMC implements extensive stakeholder engagement and social investment programs focused in three main areas: socio-economic development, public health and safety, and natural and cultural heritage.  The Company owns the surface rights on the Property that provide sufficient access to the mining operations, waste storage areas, and other facilities.

Great Panther, through its Sustainability Policy, has committed to conduct its business activities responsibly and to continually improve standards of social performance striving to make positive impacts in the communities surrounding its operations.

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21.0              Capital and Operating Costs

Capital and operating budgets are prepared each year for the Guanajuato Mine Complex by the mine staff. These budgets are continuously reviewed against production to ensure profitability. For the purposes of the current Mineral Resource Estimates, individual zone cut-offs were applied based on the planned full operational cost per tonne as provided by the mine operations (variable & fixed costs including mine costs, plant costs and administration costs). Planned full cost estimates per tonne used in the Mineral Resource Estimation are presented in Table 21.1.

Table 21.1: Planned Variable & Fixed Costs per tonne milled (US$)

2020 (US$)	Cata	Santa Margarita	Los Pozos	Guanajuatito	Valenciana	Promontorio
Mine Cost	$84.00	$46.00	$48.00	$95.00	$168.00	$31.00
Plant Cost	$12.00	$12.00	$12.00	$12.00	$12.00	$12.00
Admin Cost	$17.00	$17.00	$17.00	$17.00	$17.00	$17.00
Total Costs	$113.00	$75.00	$77.00	$124.00	$197.00	$60.00

The GMC is operated with contractors under the supervision of Great Panther management personnel. At the end of October 2019, there were 118 administrative and management personnel and 509 contractors at the site. GMC contractors carry out all mine maintenance, mining, and security and is shared between the Guanajuato and San Ignacio sites.

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22.0              Economic Analysis

This section has been excluded, as per securities regulations, since the GMC is in operation and Great Panther Mining Limited is considered producing issuer.

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23.0              Adjacent Properties

Mining in the Guanajuato district has been ongoing, but somewhat dis-continuously, for over four centuries. The most prolific producing vein structure within the district is the Veta Madre and Great Panther holdings encompass some of the more historically significant sections of that system. There are other important past and present producers on the Veta Madre, and surrounding vein structures (see Figure 4.2).

The Torres Mine Property, formerly operated by Peñoles, borders Great Panther ground to the south. Endeavour Silver Corp. (Endeavour) operates the Cebada, Bolañitos, Golondrinas, and Asuncion mines, as well as a 1,600 tonne per day concentrator at Bolañitos. Cebada is located along the Veta Madre immediately northwest of the Guanajuatito mine, while the other mines are located on the Veta La Luz system, approximately five km to the west-northwest. Production from the Bolañitos operation in 2018 is reported on Endeavour’s website to have been at 307,042 tonnes throughput producing 975,555 ounces of Ag, and 21,127 ounces of Au.

In 2012, Endeavour Silver Corp. purchased the El Cubo Mine located on the Veta de la Sierra some five kilometers southeast of Rayas. Production from this operation in 2018 is reported on Endeavour’s website to have been at 520,784 tonnes throughput producing 2.58 million ounces of Ag and 26,616 ounces of Au (Endeavour, 2019).

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24.0          Other Relevant Data and Information

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25.0          Interpretation and Conclusions

■	The drill sampling and logging employed by Great Panther are appropriate for the deposit type and mineralization style. Reasonable and practical steps are taken to ensure security of the samples.
■	The channel samples are lower in quality than the drill samples owing to the method used to collect them.
■	The assaying is being conducted in an acceptable manner, using common industry-standard methods. The performance of the Guanajuato Mine site laboratory, operated by SGS to the end of 2018 and by the Company there-after, is monitored by both internal and external Quality Assurance/Quality Control (QA/QC) programs.
■	The QA/QC monitoring is required on a monthly basis. This recommendation is based on the high failure rate of GTS12.
■	The database was reasonably free of errors, and appropriate for use in estimation of Mineral Resources. Appropriate safeguards are in place to ensure that the database is secure.
■	The geology includes the juxtaposition of Oligocene age sedimentary and volcanic rocks onto Mesozoic age sedimentary and intrusive rocks along the “Veta Madre”, a 25 km long, northwest trending, 45-degree south west dipping normal fault with associate intrusive dykes.
■	Mineralization occurs in structurally complex multi-generational vein quartz dominated stockwork and breccia zones along the Veta Madre. Structural geology mapping indicates that up to eight cross-cutting breccia events occur with associated precious metal mineralization. Fluid inclusion studies reflect the complex structural history with boiling (indicative event associated with precious metal deposition) occurring from the 2100 to 1500masl elevations (surface to the deepest levels drilled) in the Guanajuato Mine. As such, the potential to find further mineralization both laterally and in parallel breccia structures to know precious metal mineralization zones is deemed excellent by the author.
■	Seven mineralized areas comprising the resource models are defined as Cata, Los Pozos, Santa Margarita, San Cayetano, Promontorio, Valenciana, and Guanajuatito.
■	The Guanajuato Mine contains estimated Measured and Indicated Mineral Resources of 343,736 tonnes above varying US$ NSR full operational cost cut-offs, at an average grade of 204g/t silver and 1.69g/t gold, for a total of 3,749,160 equivalent silver ounces (“Ag eq oz”). This includes Measured Mineral Resources of 256,260 tonnes at an average grade of 206g/t silver and 1.72g/t gold, for a total of 2,924,256 Ag eq oz and Indicated Mineral Resources of 87,476 tonnes at an average grade of 199g/t silver and 1.62g/t gold, for a total of 924,903 Ag eq oz. In addition, estimated Inferred Mineral Resources are 208,609 tonnes at an average grade of 168g/t silver and 2.32g/t gold, for 2,374,341 Ag eq oz.
■	Overall Measured and Indicated Resource tonnes increased 60% or ~128,800 tonnes with a coincident increase of Ag eq oz of 66% or ~1,492,000 Ag eq oz.
■	This increase in both Measured and Indicated Resources, as well as Inferred Resources is a reflection of a successful core drilling campaign in the Promontorio, Los Pozos, and Valenciana areas in 2019, in spite of production depletion (133,189 tonnes grading 192g/t Ag and 1.5g/t Au for a gross 1.332M Ag eq oz), higher cut-offs in 2019, and further constraints to the wireframes widths.
■	There is potential for further additions to the mineral resource estimates both in the zones estimated in this report and through diligent exploration. The exploration is presently better defining the Los Pozos, Promontorio, and Valenciana zones, as well as locating new areas of mineralization at Guanajuatito - Valenciana area.
■	Mining operations were underway on the Guanajuatito, Valenciana, Cata, Santa Margarita, San Cayetano, and Los Pozos deposits using mechanized equipment in the stopes and truck haulage along the 345 level to move ore to the Cata shaft for hoisting to surface. At Guanajuatito the ore is hauled to surface by rubber-tired trucks. The equipment and mining methods are appropriate for the deposits. Guanajuato Mine has been on care and maintenance basis since December 31, 2018.
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■	Presently, the GMC processing plant at the Guanajuato Mine processes mined mineralization from the San Ignacio Mine and limited ore from Guanajuato Mine. The Guanajuato Mine has been on C&M since December 31, 2018 with limited stoping of remnants and mining of ore drives.
■	The plant operated approximately 28 days per month until the end of 2018, reducing to approximately 20 days per month (4-5 day batches), with an overall average production rate of approximately 896 tonnes per operating day (combined feed from Guanajuato and San Ignacio Mines). Overall blended recoveries for the reporting period (September 1, 2017 - October 31, 2019) have been 87.4% for silver and 86.8% for gold. Concentrates are shipped to ports in Mexico.
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26.0          Recommendations

The 2019-2020 (November 2019 to December 2020) exploration budget for the Guanajuato Mine is estimated at US$1,594,000 and includes 14,400 meters of core drilling (see Table 26.1).

Recommendations are that Great Panther continues present levels of exploration at the Guanajuato Mine in current and other prospective areas to define enough mineral resources to re-evaluate the present C&M status. The exploration includes core drilling, detailed rehabilitation of old levels, historical data re-evaluation, geological mapping and interpretation, and re-sampling in old mined areas, and along and down dip of past mining. During 2019 an ongoing drill program detailed the Los Pozos, Promontorio, and Valenciana areas along the Veta Madre and parallel structures, and as such an underground drill program of 4,800 meters is recommended. For 2020 the exploration program should continue with in-fill drilling in the Pozos and Promontorio areas, and evaluations starting in the upper Cata, Cata to Valenciana and Valenciana to Guanajuatito areas. The budget for this program is summarized in Table 26.1, and includes 14,400m of drilling and compilation, sampling and geological work for upper mine areas that can be safely re-opened.

Table 26.1: 2019-2020 Budget for Proposed Work Plan at Guanajuato Mine

Project	Type	Months/Meters	Cost per mo. and/or meter US$	Cost US$
	Compilation, Sampling, Geology	14	$11,000	$154,000
Guanajuato Mine	Drilling, BQ & NQ core	14,400	$100	$1,440,000
	(all-in costs)
Total		14,400		$1,594,000

QA/QC monitoring is recommended on a regular monthly basis.

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27.0          References

Baker D., 2011, Geology and Structure Report on the San Ignacio project Guanajuato Mexico. Prepared for Great Panther Silver Limited by Equity Exploration Consultants Ltd.

Barclay, W.A., 2007, continued Structural Geology at Mina San Vicente, Level 100 NTE; Guanajuato, GTO, Mexico; Independent report for Minera Mexicana el Rosario and for Great Panther Resources, dated January 9, 2007: 7pp + figures.

Brown, R.F., 2017, NI43-101 Technical Report on the Guanajuato Mine Complex claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon and Santa Rosa Projects, as of August 31, 2016, dated February 20, 2017: 221pp + figures.

Brown, R.F., 2016, NI43-101 Technical Report on the Guanajuato Mine Complex claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project, as of July 31, 2015, dated February 25, 2016 and Amended October 27, 2016: 217pp + figures.

Brown, R.F., 2015, NI43-101 Technical Report on the Guanajuato Mine Complex claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project, as of July 31, 2014, dated February 25, 2015: 207pp + figures.

Brown, R.F., 2014, NI43-101 Technical Report on the Guanajuato Mine Complex claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project, as of July 31, 2014, dated August 16, 2014: 213pp + figures.

Brown, R.F., 2012, NI43-101 Report on the Guanajuatito Mine Complex Mineral Resource Estimate for the Guanajuatito, Cata, Los Pozos, and Santa Margarita Zones, as of January 31st, 2012, (June 26, 2012). Un-published internal Great Panther report.

Brown, R.F., and Sprigg, L., 2013, NI43-101 Report on the Guanajuato Mine Complex Resource Estimation for the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita, San Cayetano, and Promontorio zones as of July 31st, 2013: 122pp + figures.

CIM 2019. CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines. 75 p.

CIM. 2014. CIM Definition Standards - for Mineral Resources and Mineral Reserves. CIM Standing Committee on Reserve Definitions. 10 p.

CIM. 2000. Exploration Best Practices Guidelines. 3 p.

Endeavour Silver Corp. (2019). Endeavour Silver Produces 5.5 Million Oz Silver And 52,967 Oz Gold For 9.5 Million Oz Silver Equivalents In 2018. Retrieved from https://www.edrsilver.com/English/news/default.aspx#2019#Endeavour-Silver-Produces-55-Million-oz-Silver-and-52967-oz-Gold-for95-Million-oz-Silver-Equivalents-in-2018. (October 7, 2019).

Endeavour Silver Corp. (2017). Endeavour Silver Produces 5.4 Million oz Silver and 57,375 oz Gold in 2016. Retrieved from http://edrsilver.com/news/2017/index.php?content_id=576 (January 10, 2017).

Great Panther Silver Limited Annual Reports for 2006 to 2016, inclusive. Great Panther Corporate Presentation July 20146 [PowerPoint slides]. Retrieved from http://www.greatpanther.com/ July 31, 2016.

Great Panther Silver Limited. (2010). Guanajuato Mine Complex item: Exploration Program & Resource Estimate. Retrieved from http://www.greatpanther.com; November 22, 2010.

References	100 | Page

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Great Panther Silver Limited. (2017). Great Panther Silver Completes Acquisition of Coricancha Polymetallic Mine in Peru. Retrieved from http://www.greatpanther.com; July 3, 2017.

Great Panther Silver Limited. (2018). Great Panther Silver Reports Fourth Quarter and Annual 2017 Production Results and Provides 2018 Outlook. Retrieved from http://www.greatpanther.com; January 11, 2018.

Guanajuato Municipality Population, (2015). Retrieved from http://citypopulation.info/php/mexico-admin.php?adm2id=11015 (January 5, 2018).

Historical climate data for Guanajuato City, (2018). Retrieved from http://www.weatherbase.com/weather/weather.php3?s=765770&cityname=Guanajuato-Guanajuato-Mexico (January 5, 2018).

Johnson, W.M., PhD, FCIC, 2013, Quality Analysis Consultants, Report of January 7th to 11th, 2013 Visit, 17pp

Moncada, D., Mutchler, S., Nieto, A., Reynolds, T.J., Rimstidt, J.D., Bodnar, R.J., 2011, Mineral textures and fluid inclusion petrography of the epithermal Ag–Au deposits at Guanajuato, Mexico: Application to exploration; Journal of Geochemical Exploration 114 (2012) 20–35.

Randall, R.J.A., Saldana, E., Clark, K.F., 1994. Exploration in a Volcano-Plutonic centre at Guanajuato, Mexico. Econ. Geol. 89, 1722-1751.

Rennie, D.W., Bergen, R.D., 2011, Technical Report on The Guanajuato Mine, Guanajuato State, Mexico, Scott Wilson Roscoe Postle Associates Inc. Prepared for Great Panther Resources Limited, dated January 2011, 135pp+appendices.

Ross, K., 2013, Petrographic Report on samples from the Veta Madre and San Ignacio vein systems, Guanajuato District. Prepared for Great Panther Silver Limited by Panterra Geoservices Inc., 126 pp.

Rhys, D., 2013, Structural Settings and Style of Vein Systems in the Central Guanajuato District. Internal report for Great Panther Resources Limited, dated May 2013: 100pp+appendices.

Servicio Geologico Mexicano, 1999. Carta Geologico-Minera, Guanajuato F14-C42, 1: 50,000 regional geology map.

Servicio Geologico Mexicano, 1998. Carta Geologico-Minera, Guanajuato F14-C43, 1: 50,000 regional geology map.

Sinclair, A.J., Blackwell, G.H., Cambridge, 2002, Applied Mineral Inventory Estimation, 381pp.

Stewart, M., 2006, 2006 report on surface mapping – lithostratigraphy, geology and structure of the Guanajuato area: results of mapping and analysis. Internal report for Great Panther Resources Limited, dated March 2006: 26pp+appendices.

Waldegger, M.F., and Brown, R.F., 2014, Technical Report on the San Ignacio Project Mineral Resource, Guanajuato State, Mexico, dated August 6, 2014. Prepared for Great Panther Silver Limited by MFW Geoscience Inc. and Brown, R., of Great Panther Silver Limited. 63pp + figures.

Wardrop Engineering., 2009, Technical Report on the Cato Clavo Zone, Guanajuato Mine Property, Mexico, prepared for Great Panther Resources (October 14, 2009).

Wunder, M.C., 2018, NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine, Guanajuato State, Mexico, dated February 28, 2018: 191pp + figures.

References	101 | Page

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28.0          Other Relevant Documents

Barclay, W.A., 2006, Preliminary structural geology at the Mina San Vicente and part of the contiguous surface area, Guanajuato, GTO, Mexico. Independent report for Minera Mexicana el Rosario and for Great Panther Resources, dated July 17, 2006: 24pp + figures.

Cavey, G., and Gunning, D., 2005, Technical Report on the Santa Fe Project Guanajuato, Mexico for Great Panther Resources Limited, October 14, 2005, internal report to Great Panther Resources Limited, 50 pp.

Glen R. Clark & Associates Limited, 2009, Review of Resources and Reserves El Cubo Gold-Silver Mine, Guanajuato, Mexico, prepared for Gammon Gold Inc. (October 15, 2009), 90 pp.

Guanajuato Mine Site Monthly production reports to July 2014.

Ferrari, L., Pasquarè, G., Venegas-Salgado, S., Romero-Rios, F., 1999, Geology of the western Mexican Volcanic Belt and adjacent Sierra Madre Occidental and Jalisco block, Geological Society of America Special Paper 334, 19 pp.

JRT Geoengineering, October 2008, Site Inspection report and Review of Mining Geotechnics.

Lewis W.J., Murahwi C.Z., and Leader R.J., 2011, NI 43-101 Technical Report Audit of the Resources and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico. Prepared for Endeavour Silver by Mincofn International Limited

Moncada, D., and Bodnar, R.J., 2012, Gangue mineral textures and fluid inclusion characteristics of the Santa Margarita Vein in the Guanajuato Mining District, Mexico; in Central European Journal of Geosciences, DOI: 10.2478/s13533-011-0057-8, 12pp.

Micon International Limited, 2010, NI43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico.

Servicio Geologico Mexicano, 1997. Carta Geologico-Minera, Guanajuato F14-7, 1: 250,000 regional geology map.

Smith J., 2011, Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico. Prepared for Great Panther Silver Limited by Janelle Smith AIG.

Velazquez P., 1973. A Study of the Possibility that the Luz Mineral Camp of Guanajuato can be a Resurgent Producer of Silver and Gold. Submitted as part of a Thesis requirement at the University of Guanajuato School of Mining and Metallurgy.

Waldegger M.F., 2012, Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico. Prepared for Great Panther Silver Limited by MFW Geoscience Inc.

Other Relevant Documents	102 | Page